



PRO BEAUTY TOOLS COMARE BRUT Healthometer GOLD N HOT REVLON Sunbeam Dr Scholl's PERT PLUS wigo Caruso PROFESSIONAL infusium 23 VIDAL SASSOON OGILVIE Sure FUSION TOOLS BELSON pro KARINA MEGA HOT Professional Series HOT TOOLS PROFESSIONAL final NET AMMENS TONI&GUY skin milk Vitapointe HOT SPA Vitalis

Helen of Troy®

2011 fiscal annual report

VICKS® BRAUN Honeywell kaz

COMPANY PROFILE

Helen of Troy Limited (NASDAQ: HELE) has established a leadership position in the personal care products market through new product innovation, superior product quality and competitive pricing.

We have three business segments: Personal Care, Housewares and Healthcare / Home Environment. Our Personal Care segment's products include hair dryers, straighteners, curling irons, hairsetters, shavers, mirrors, hot air brushes, home hair clippers and trimmers, paraffin baths, massage cushions, footbaths, body massagers, brushes, combs, hair accessories, liquid and aerosol hair care and styling products, men's fragrances, men's and women's antiperspirants and deodorants, liquid and bar soaps, shampoos, conditioners, hair treatments, foot powder, body powder and skin care products. Our Housewares segment reports the operations of the OXO family of brands whose products include kitchen tools, cutlery, bar and wine accessories, household cleaning tools, food storage containers, tea kettles, trash cans, storage and organization products, hand tools, gardening tools, kitchen mitts and trivets, barbeque tools, baby and toddler care products. Our Healthcare / Home Environment segment reports the operations of Kaz, whose products include humidifiers, de-humidifiers, vaporizers, thermometers, air purifiers, fans, portable heaters, heating pads and electronic mosquito traps. All three segments sell their products primarily through mass merchandisers, drugstore chains, warehouse clubs, catalogs, grocery stores and specialty stores. In addition, the Personal Care segment sells extensively through beauty supply retailers and wholesalers and the Healthcare/Home Environment segment sells certain of its product lines through medical distributors and other products through home improvement stores.

Helen of Troy's U.S. operations are headquartered in El Paso, Texas, with offices and warehouse facilities around the world.


Honeywell
VICKS
VICKS
BRAUN

Helen of Troy's owned brands include OXO®, Good Grips®, Pert Plus®, Sure®, Infusium 23®, Brut®, Brut Revolution®, Vitalis®, Final Net®, Ammens®, Condition® 3-in-1, SkinMilk®, Dazey®, Pro Beauty Tools®, Caruso®, Karina®, DCNL®, Nandi®, Isobel® and Ogilvie®. Helen of Troy is licensed to sell products under the Vidal Sassoon®, Revlon®, Dr. Scholl's®, Veet®, Sunbeam®, Health o meter®, Sea Breeze®, Vitapointe®, TONI&GUY®, BED HEAD®, and TIGI® trademarks and trade names. The Company markets hair and beauty care products under additional owned brands Helen of Troy®, Hot Tools®, HotSpa®, Salon Edition®, Gallery Series®, Wigo®, Fusion Tools®, Belson®, Belson Pro®, Gold 'N Hot, Curlmaster®, Profiles®, Comare®, Mega Hot®, and Shear Technology® to the professional beauty salon industry. The Company markets Healthcare/Home Environment products under the additional owned brands Softheat®, Protec® Smartemp®, Duracraft®, Stinger® and Nosquito®. The Company is also licensed to sell products under the Vicks®, Honeywell® and Braun® trademarks and trade names in the Healthcare/Home Environment business segment.

TO OUR **SHAREHOLDERS**



Gerald J. Rubin
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT

I am very pleased to announce that our 2011 fiscal year, ending February 28, 2011, was the best in our Company's history.

Fiscal year net sales revenue increased 20.0 percent to $777,043,000 from $647,626,000 in the prior fiscal year. Net sales in the Personal Care segment for the fiscal year increased 9.4 percent to $491,215,000 compared to $449,151,000 for the same period last year. Net sales in the Housewares segment for the fiscal year increased 9.2 percent to $216,681,000 compared to $198,475,000 for the same period last year. Net income for the fiscal year was $93,305,000 or $2.98 per fully diluted share, compared to $71,817,000 or $2.32 per fully diluted share in the prior fiscal year, an increase in net income of 29.9 percent.

On December 9, 2010, Helen of Troy announced that we entered into a definitive merger agreement to acquire the business of Kaz, Inc. The acquisition closed December 31, 2010. We are very excited about welcoming the Kaz organization into Helen of Troy. Kaz is a highly regarded consumer products company that has significant potential for growth, both domestically and internationally. Based in Southborough, Massachusetts, Kaz is a world leader in providing health care and home environment consumer solutions. Kaz markets its products to leading retailers under a variety of brand names, including Vicks® and Braun® under license from The Procter & Gamble Company, Honeywell® under license from Honeywell, and Stinger®, Softheat® and Kaz®, owned by Kaz, Inc. Product categories include vaporizers, humidifiers, digital, infrared and non-invasive thermometers, blood pressure monitors, hot/cold health care therapy, air purifiers, seasonal humidifiers, heaters, fans, dehumidifiers, and lawn and garden products. Kaz products are sold in the United States and throughout the world.

Our acquisition of Kaz was the high point for Helen of Troy in fiscal year 2011. We expect our Company, through the addition of the Kaz business, will have consolidated annual net sales revenue in excess of $1.1 billion in fiscal 2012. Helen of Troy and Kaz are committed to building a world class consumer products company that uses its impressive stable of global brands, outstanding people, and its strong capabilities to drive shareholder value.

On March 7, 2011, I was humbled to be honored as Humanitarian of the Year by the Housewares Charity Foundation, at the 14th Annual Housewares Charity Foundation Gala. The Gala is a collaborative effort among housewares industry manufacturers, retailers and allied industry partners that coincides with the International Home + Housewares Show in Chicago. The Housewares Charity Foundation has raised over $20 million for a number of critical causes since its first gala in 1998, and it has contributed $10 million to The Breast Cancer Research Foundation. I am also honored to have been able to help raise funds for the Housewares Charity Foundation's legacy charity, The Breast Cancer Research Foundation, as well as two of our Company's personal selections, The Texas Tech University Breast Care Center and Cookies for Kids' Cancer. I thank all of our suppliers, customers, supporters and employees who participated in this meaningful and important project.

Our focus over the past year has been primarily related to acquisitions, brand and product development, cost containment and other operational efficiencies, while continuing to pursue our other strategic initiatives during the year. The impact of acquisitions and our on-going efforts to improve our gross profit margin and gain operating efficiencies are reflected in our results for the full year. We plan to continue to implement the following specific initiatives for fiscal 2012 with the goal of achieving net sales revenue and net income growth:

- Continued growth and expansion of OXO® product lines;
- Continued investment in new product line development and introductions to gain market share;
- Integration and development of our new Kaz business;
- Continued sourcing and product cost management initiatives to offset expected commodity and in-bound transportation cost increases; and
- Continued implementation of productivity initiatives to reduce operating expenses.


2011
NET SALES
$777
(Dollars in millions)
2010
NET SALES
$648
(Dollars in millions)
2009
NET SALES
$623
(Dollars in millions)
$0 $100 $200 $300 $400 $500 $600 $700 $800
2011
NET INCOME
$93
(Dollars in millions)
2010
NET INCOME
$72
(Dollars in millions)
2009
NET INCOME
$49
Without Significant Items (Dollars in millions)
$0 $10 $20 $30 $40 $50 $60 $70 $80 $90 $100
2011
DILUTED EARNINGS PER SHARE
$2.98
(Dollars)
2010
DILUTED EARNINGS PER SHARE
$2.32
(Dollars)
2009
DILUTED EARNINGS PER SHARE
$1.59
Without Significant Items (Dollars)
$0 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50

Business in our market categories continued to improve over the past year, however the global economic environment continues to be challenging. We expect the environment ahead to remain challenging as we start fiscal year 2012, but are pleased with the progress we have made in our business during the past year.

This year I would like to acknowledge the hard work of all of our employees and in particular, the significant contribution of our senior management team for the success we have enjoyed over the past year. Our consumer philosophy remains steadfast: we will continue to provide consumers with innovative products they can use at every day reasonable prices. We look forward to an improved business environment over the next year with our business partners, and will work diligently to deliver value to Helen of Troy's customers and shareholders. Thank you all for your support this past year.

Gerald J. Rubin
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT

The Company reports and discusses its operating results using financial measures consistent with U.S. generally accepted accounting principles ("GAAP"). The graphs above discuss net income and diluted earnings per share without significant items, which may be considered non-GAAP financial measures, in addition to their related GAAP counterparts. For the fiscal years ended February 28, 2011 and 2010, there were no significant items excluded from GAAP-based net income and diluted earnings per share. For the fiscal year ended February 28, 2009, the significant items included the impact of impairment charges, a bad debt write-off associated with a significant customer bankruptcy, a benefit of certain tax settlements and an insurance settlement gain. For further information and a reconciliation of these non-GAAP measures to their corresponding GAAP-based measures, please refer to the table in the accompanying "Addendum to Accompanying Financial Graphs" furnished immediately following Exhibit 32 to our annual report on Form 10-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14669

HELEN OF TROY LIMITED

(Exact name of the registrant as specified in its charter)

Bermuda (State or other jurisdiction of incorporation or organization)	**74-2692550** (I.R.S. Employer Identification No.)
Clarendon House **Church Street** **Hamilton, Bermuda** (Address of principal executive offices)	
1 Helen of Troy Plaza **El Paso, Texas** (Registrant's United States Mailing Address)	**79912** (Zip Code)

Registrant's telephone number, including area code: (915) 225-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $.10 par value per share	**The NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of August 31, 2010, based upon the closing price of the common shares as reported by The NASDAQ Global Select Market on such date, was approximately $638,203,000

As of May 9, 2011 there were 30,865,355 common shares, $.10 par value per share ("common stock"), outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required for Part III of this annual report will be set forth in and incorporated herein by reference into Part III of this report from the Company's definitive Proxy Statement for the 2011 Annual General Meeting of Shareholders.

TABLE OF CONTENTS

			PAGE
PART I	Item 1.	Business	4
	Item 1A.	Risk Factors	12
	Item 1B.	Unresolved Staff Comments	23
	Item 2.	Properties	24
	Item 3.	Legal Proceedings	25
	Item 4.	Removed and Reserved	26
PART II	Item 5.	Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	27
	Item 6.	Selected Financial Data	30
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	32
	Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	53
	Item 8.	Financial Statements and Supplementary Data	57
	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	109
	Item 9A.	Controls and Procedures	109
	Item 9B.	Other Information	109
PART III	Item 10.	Directors, Executive Officers and Corporate Governance	110
	Item 11.	Executive Compensation	110
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	110
	Item 13.	Certain Relationships and Related Transactions, and Director Independence	110
	Item 14.	Principal Accountant Fees and Services	110
PART IV	Item 15.	Exhibits, Financial Statement Schedules	111
		Signatures	114

CERTAIN CONVENTIONS USED IN THIS REPORT

In this report and accompanying consolidated financial statements and notes thereto, unless the context suggests otherwise or otherwise indicated, references to "the Company", "our Company", "Helen of Troy", "we" ,"us" or "our" refer to Helen of Troy Limited and its subsidiaries, and amounts are expressed in thousands of U.S. Dollars. References to "Kaz" refer to the operations of Kaz, Inc. and its subsidiaries, which we acquired in a merger on December 31, 2010. Kaz is now a new segment within the Company referred to as the Healthcare / Home Environment segment. References to "OXO" refer to the operations of OXO International and certain affiliated subsidiaries that comprise the Housewares segment of the Company's business. Product and service names mentioned in this report are used for identification purposes only and may be protected by trademarks, trade names, services marks and/or other intellectual property rights of the Company and/or other parties in the United States and/or other jurisdictions. The absence of a specific attribution in connection with any such mark does not constitute a waiver of any such right. All trademarks, trade names, service marks and logos referenced herein belong to their respective owners. We refer to the Company's common shares, par value $0.10 per share, as "common stock." References to "the FASB" refer to the Financial Accounting Standards Board. References to "GAAP" refer to U.S. generally accepted accounting principles. References to "ASC" refer to the codification of U.S. GAAP in the Accounting Standards Codification issued by the FASB .

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain written and oral statements made by our Company and subsidiaries of our Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. This includes statements made in this report, in other filings with the Securities and Exchange Commission ("SEC"), in press releases, and in certain other oral and written presentations. Generally, the words "anticipates", "believes", "expects", "plans", "may", "will", "should", "seeks", "estimates", "project", "predict", "potential", "continue", "intends" and other similar words identify forward-looking statements. All statements that address operating results, events or developments that we expect or anticipate will occur in the future, including statements related to sales, earnings per share results, and statements expressing general expectations about future operating results, are forward-looking statements and are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and assumptions, but there can be no assurance that we will realize our expectations or that our assumptions will prove correct. Forward-looking statements are subject to risks that could cause them to differ materially from actual results. Accordingly, we caution readers not to place undue reliance on forward-looking statements. We believe that these risks include but are not limited to the risks described in this report under Item 1A., "Risk Factors" and that are otherwise described from time to time in our SEC reports filed after this report. As described later in this report, such risks, uncertainties and other important factors include, among others:

- the departure and recruitment of key personnel;
- our ability to deliver products to our customers in a timely manner and according to their fulfillment standards;
- our projections of product demand, sales and net income (including the Company's guidance for Kaz's net sales revenue and the expectation that the acquisition will be accretive) are highly subjective in nature and future sales and net income could vary in a material amount from such projections;
- expectations regarding the acquisition of Kaz, Inc., the Pert Plus and Sure brands and any other future acquisitions, including our ability to realize anticipated cost savings, synergies and other benefits along with our ability to effectively integrate acquired businesses;
- our relationship with key customers and licensors;
- the costs of complying with the business demands and requirements of large sophisticated customers;
- our dependence on foreign sources of supply and foreign manufacturing, and associated operational risks including but not limited to long lead times, consistent local labor availability and capacity, and timely availability of sufficient shipping carrier capacity;
- the impact of changing costs of raw materials and energy on cost of goods sold and certain operating expenses;
- circumstances which may contribute to future impairment of goodwill, intangible or other long-lived assets;
- the risks associated with the use of trademarks licensed from third parties;
- our dependence on the strength of retail economies and vulnerabilities to a prolonged economic downturn;
- our ability to develop and introduce a continuing stream of new products to meet changing consumer preferences;
- disruptions in U.S. and international credit markets;
- foreign currency exchange rate fluctuations;
- trade barriers, exchange controls, expropriations and other risks associated with foreign operations;
- our leverage and the constraints it may impose on our ability to manage our cash resources and operate our business;
- the costs, complexity and challenges of upgrading and managing our global information systems;
- the inability to liquidate auction rate securities;
- the risks associated with tax audits and related disputes with taxing authorities;
- the risks of potential changes in laws, including tax laws and the complexities of compliance with such laws; and
- our ability to continue to avoid classification as a controlled foreign corporation.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise.

PART I

ITEM 1. BUSINESS

GENERAL

We are a global designer, developer, importer and distributor of an expanding portfolio of brand-name consumer products. We were incorporated as Helen of Troy Corporation in Texas in 1968 and reincorporated as Helen of Troy Limited in Bermuda in 1994. We have three segments: Personal Care, Housewares and Healthcare / Home Environment. Our Personal Care segment's products include hair dryers, straighteners, curling irons, hairsetters, shavers, mirrors, hot air brushes, home hair clippers and trimmers, paraffin baths, massage cushions, footbaths, body massagers, brushes, combs, hair accessories, liquid and aerosol hair care and styling products, men's fragrances, men's and women's antiperspirants and deodorants, liquid and bar soaps, shampoos, conditioners, hair treatments, foot powder, body powder and skin care products. Our Housewares segment reports the operations of the OXO family of brands whose products include kitchen tools, cutlery, bar and wine accessories, household cleaning tools, food storage containers, tea kettles, trash cans, storage and organization products, hand tools, gardening tools, kitchen mitts and trivets, barbeque tools, rechargeable lighting products, baby and toddler care products. Our Healthcare / Home Environment segment reports the operations of Kaz, whose products include humidifiers, de-humidifiers, vaporizers, thermometers, air purifiers, fans, portable heaters, heating pads and electronic mosquito traps. All three segments sell their products primarily through mass merchandisers, drugstore chains, warehouse clubs, catalogs, grocery stores and specialty stores. In addition, the Personal Care segment sells extensively through beauty supply retailers and wholesalers and the Healthcare / Home Environment segment sells certain of its product lines through medical distributors and other products through home improvement stores. We purchase our products from unaffiliated manufacturers, most of which are located in China, Mexico and the United States. During fiscal 2011, we completed the following acquisitions:

- On March 31, 2010, we completed the acquisition of certain assets and liabilities of the Pert Plus hair care and Sure antiperspirant and deodorant businesses from Innovative Brands, LLC for a net cash purchase price of $69.00 million, which we paid with cash on hand. Pert Plus enjoys a long history as a leading brand in the $2 billion U.S. shampoo category through its pioneering development of the 2-in-1 shampoo and conditioner combination technology. Sure is one of the leading brands in the $1.7 billion U.S. anti-perspirant and deodorant category, well known for its product efficacy and value to both women and men. We market Pert Plus and Sure products primarily into retail trade channels. In the second quarter of fiscal 2011, we substantially completed the integration of this acquisition into our operations.

- On December 31, 2010, we completed the merger of Kaz under the terms of an Agreement and Plan of Merger dated December 8, 2010, among us, Helen of Troy Texas Corporation, our wholly-owned subsidiary, KI Acquisition Corp., our indirect wholly-owned subsidiary, Kaz, and certain shareholders of Kaz. Pursuant to the terms of the merger agreement, all of the shares of capital stock of Kaz were cancelled and converted into a total cash purchase price of $271.50 million, subject to certain future adjustments. The acquisition was funded with $77.50 million of cash and $194.00 million in short- and long-term debt. Based in Southborough, Massachusetts, Kaz is a world leader in providing a broad range of consumer products in two primary product categories consisting of healthcare and home environment. Kaz sources, markets and distributes a number of well-recognized brands including: Vicks, Braun, Kaz, Smart-Temp, SoftHeat, Honeywell, Duracraft, Protec, Stinger and Nosquito. For further information, see Notes (5), (6), (7), (8), (9), (18) and (19) to our consolidated financial statements.

We expect the acquisitions will help broaden the Company's geographic footprint, increase our significance with common customers and vendors and expand our customer base worldwide. In each of our segments, we strive to be the first to market with a broad line of competitively priced innovative products. We believe this strategy is one of our most important growth drivers. Our goal is to provide consumers with unique features, better functionality and higher performance at competitive price points. We believe this strategy will allow us to sustain, and in many categories to strengthen, our market position in many of our product lines over the long term. As we extend our product lines and enter new product categories, we intend to expand our business in our existing customer base and attract new customers.

As part of our overarching objective to grow our business and increase shareholder value, we have established five core initiatives. These initiatives and their key elements are outlined below, along with our thoughts on how activities of the past fiscal year align with these initiatives:

- **Maximize high growth potential branded products.** We seek to maximize high growth products by selectively investing in consumer marketing propositions that we believe offer the best opportunities to capture market share and increase growth. With the acquisition of Kaz, we can now leverage the power of three additional global brands in an appliance based business that complements our existing appliance brands. The Pert Plus and Sure acquisitions have helped to give us additional scale and become more meaningful to retailers in the grooming, skin care and hair care solutions product categories. Ten brands accounted for approximately 72 percent of our consolidated annual net sales revenue for fiscal year 2011. When a brand fails to achieve a desired market potential, we evaluate whether to continue to invest in brand maintenance, exit the brand and/or selectively replace it with revenue streams from similar, more effectively performing branded products.

- **Accelerate our new product pipeline.** We strive to reduce the time required to develop and introduce new products to meet changing consumer preferences and take advantage of opportunities sooner. A majority of our products are produced in China, where long production lead times are normal. We continuously work with our manufacturers to simplify and shorten the length of our supply chain for new products. The Kaz acquisition provides us the opportunity to leverage global sourcing economies of scale while sharing and standardizing best practices as we integrate Kaz into our Company. We expect this can provide a number of operational efficiencies that can improve our time to market.

- **Leverage innovation.** We constantly seek ways to foster our culture of innovation and new product development. We intend to enhance and extend our existing product categories and develop new allied product categories to grow our business. We believe new innovative products permit us to generate higher per unit sales prices and margins for us and the customers we serve, and increase the value of our brand base. Examples of such new products are OXO's fiscal 2011 debut of the OXO Tot line of approximately 70 baby and toddler care products, including the Sprout™ convertible high chair, which requires no tools to adjust. In Personal Care, we were first to market with an extensive line of specialty thermal styling tools including the Pro Beauty Tools Hollywood Styler with its unique three heat zone technology, the Pro Beauty Tools Ceramic Speed Waver, and the Hot Tools Blue Ice Titanium Coil Spring Curling Iron. With the addition of Kaz, we acquired such innovative products as the Vicks Germ Free Cool Mist line of humidifiers, the Braun Thermoscan Ear Thermometer, which is the only infrared ear thermometer with a pre-warmed tip and guidance system, and the Honeywell line of HEPAClean Air Purifiers.

- **Broaden our growth opportunities.** We plan to continue to seek opportunities to acquire brands and product categories through development and acquisitions. When brand acquisition is not possible, we look for licensed brands that have developed substantial brand equity in product categories that will create synergies with our existing products. The addition of the Vicks, Braun and Honeywell brand platforms have diversified the Company's sales base and have opened up certain adjacent product opportunities currently under review and development.

- **Reduce cost and increase productivity.** We seek to control our expenses and strengthen operating margins by eliminating unnecessary spending, co-innovating with our manufacturers to eliminate costs, leveraging technology, and making productivity a key focus throughout our Company. We believe Kaz will provide opportunities to realize synergies as we integrate Kaz's IT, sourcing and foreign operations into those of the Company. The end result should be greater negotiating scale and lower costs of operation across our enterprise.

We present financial information by operating segment in Note (19) of our consolidated financial statements. The matters discussed in this Item 1., "Business," pertain to all existing operating segments, unless otherwise specified.

TRADEMARKS, PATENTS AND PRODUCTS

We sell certain of our products under trademarks licensed from third parties. We also market products under a number of trademarks that we own. The following are a representative, but not all inclusive, listing of the some of the more important trademarks by segment and major product category:

SEGMENT	PRODUCT CATEGORY	OWNED TRADEMARKS	LICENSED TRADEMARKS
Personal Care	Retail and Professional Appliances and Accessories	Pro Beauty Tools®, Karina®, Hot Tools®, Gold 'N Hot®, Carel®, Comare®, Shear Technology®, DCNL®	Revlon ® (1), Vidal Sassoon®, Dr. Scholls®, Scholl®, Toni&Guy®, Bed Head®, Health o Meter®, Veet®
	Grooming, Skin Care and Hair Care Solutions	Brut®, Infusium 23®, Pert Plus®, Sure®, Ammens®, Ogilvie®, Final Net®	Sea Breeze®
Housewares		OXO®, Good Grips®, SoftWorks®, OXO SteeL®, OXO tot®	-
Healthcare / Home Environment	Healthcare	Softheat®, Protec®, Smart Temp®	Braun®, Vicks®
	Home Environment	Duracraft®, Stinger®, Nosquito®	Honeywell®

(1) The remaining duration of the agreements, including renewal terms, is approximately 52 years.

Licensed Trademarks

The Personal Care and Healthcare / Home Environment segments depend upon the continued use of trademarks licensed under various agreements for a substantial portion of their net sales revenue. New product introductions under licensed trademarks require approval from the respective licensors. The licensors must also approve the product packaging. Many of our license agreements require us to pay minimum royalties, meet minimum sales volumes, and make minimum levels of advertising expenditures. If we decide to renew upon expiration of their current terms, we may be required to pay prescribed renewal fees for certain agreements at the time of that election.

We believe our principal trademarks, both owned and licensed, have high levels of brand name recognition among retailers and consumers throughout the world. In addition, we believe our brands have an established reputation for quality, reliability and value.

Patents

Helen of Troy has filed or obtained licenses for over 600 design and utility patents in the United States and several foreign countries. We believe the loss of the protection afforded by any one of these patents would not have a material adverse effect on our business as a whole. We also protect certain details about our processes, products and strategies as trade secrets, keeping confidential the information that we believe provides us with a competitive advantage.

We monitor and protect our brands against infringement, as we deem appropriate; however, our ability to enforce patents, copyrights, licenses, and other intellectual property is subject to general litigation risks, as well as uncertainty as to the enforceability of various intellectual property rights in various jurisdictions.

Products

We market and sell Personal Care products, Housewares products, Healthcare products and Home Environment products that we acquire, design and/or develop. The following table lists the primary products we sell and some of the more significant brand names that appear on those products.

PRODUCT CATEGORY	PRODUCTS	REPRESENTATIVE BRAND NAMES
Appliances and Accessories	Hand-held dryers	Revlon®, Vidal Sassoon®, Toni&Guy®, Hot Tools®, Gold 'N Hot®, Pro Beauty Tools®, Bed Head®
	Curling irons, straightening irons, hot air brushes and brush irons	Revlon®, Vidal Sassoon®, Toni&Guy®, Hot Tools®, Gold 'N Hot®, Pro Beauty Tools®, Bed Head®
	Hairsetters	Revlon®, Vidal Sassoon®, Hot Tools®
	Paraffin baths, facial brushes, facial saunas and other skin care appliances	Revlon®, Dr. Scholl's®
	Manicure/pedicure systems	Revlon®, Dr. Scholl's®, Scholl®
	Foot baths	Dr. Scholl's®, Scholl®
	Foot, hydro, cushion, body and personal massagers and memory foam products	Dr. Scholl's®, Scholl®, Health o meter®
	Hair clippers and trimmers, exfoliators, epilators and shavers	Revlon®,Vidal Sassoon®, Toni&Guy®, Hot Tools®, Veet®
	Hard and soft-bonnet hair dryers	Carel®, Gold 'N Hot®
	Hair styling implements, brushes, combs, hand-held mirrors, lighted mirrors, utility implements and decorative hair accessories	Revlon®, Vidal Sassoon®, Hot Tools®, Karina®, Gold 'N Hot®, Comare®, Shear Technology®, Bed Head®, DCNL®
Grooming, Skin Care and Hair Care Solutions	Liquid hair styling products, treatments, conditioners and shampoos	Infusium 23®, Pert Plus®, Ogilvie®, Ammens®, Final Net®
	Liquid and/or medicated skin care products	Sea Breeze®, Ammens®
	Fragrances, deodorants and antiperspirants	Brut®, Sure®, Ammens®
Housewares	Kitchen tools, cutlery, food storage containers, bar and wine accessories, kitchen mitts and trivets, and barbeque tools	OXO®, Good Grips®, OXO SteeL®, SoftWorks®,
	Tea kettles	OXO®, Good Grips®, SoftWorks®
	Household cleaning tools and trash cans	OXO®, OXO SteeL®, Good Grips®, SoftWorks®
	Storage and organization products	OXO®, OXO SteeL®, Good Grips®, SoftWorks®
	Hand and garden tools	OXO®, Good Grips®, SoftWorks®
	Baby and toddler care products	OXO tot®
Healthcare	Thermometers and blood pressure monitors	Vicks®, Braun®
	Humidifiers	Vicks®, Protec®
	Heating pads and hot/cold wraps	Softheat®, Smart Temp®
Home Environment	Air purifiers	Honeywell®
	Heaters and fans	Honeywell®, Duracraft®
	Humidifiers and dehumidifiers	Honeywell®, Duracraft®
	Bug zappers, bug lures and bulbs	Stinger®, Nosquito®

We continue to develop new products, respond to market innovations and enhance existing products with the objective of improving our position in the Personal care, Housewares, Healthcare and Home Environment markets. Overall, in fiscal 2011, we introduced 443 new products across all of our categories compared to 362 and 415 new products introduced in fiscal 2010 and 2009, respectively. Currently, 373 additional new products are in our product development pipeline for expected introduction in fiscal 2012.

SALES AND MARKETING

We now market our products in approximately 91 countries throughout the world. Sales within the United States comprised 80, 79 and 76 percent of total net sales revenue in fiscal 2011, 2010 and 2009, respectively. We sell our products through mass merchandisers, drugstore chains, warehouse clubs, home improvement stores, catalogs, grocery stores, specialty stores, beauty supply retailers, e-commerce retailers, wholesalers and various types of distributors, as well as directly online to end user consumers. We collaborate extensively with our retail customers and in many instances produce specific versions of our product lines with exclusive designs and packaging for their stores, which are appropriately priced for their respective customer bases.

We market products principally through the use of outside sales representatives and our own internal sales staff, supported by our internal marketing, category management, engineering, creative services and customer service staff. These groups work closely together to develop pricing and distribution strategies, to design packaging, and to help develop product line extensions and new products.

Regional sales and business unit managers work with our inside and outside sales representatives. Our sales managers are organized by product group and geographic area and, in some cases, key customers. Our regional managers are responsible for customer relations management, pricing and discount programs, distribution strategies and sales generation.

The companies from whom we license many of our brand names promote those names extensively. The Honeywell, Braun, Vicks, Revlon, Vidal Sassoon, Dr. Scholl's, Scholl, Bed Head, Veet and Toni&Guy trademarks are widely recognized because of advertising and the sale of a variety of products. We believe we benefit from the name recognition associated with a number of our licensed trademarks and seek to further improve the name recognition and perceived quality of all trademarks under which we sell products through our own advertising and product development efforts. We also promote our products through television advertising and through print media, including consumer and trade magazines, extensive in-store and customer cooperative advertising, the internet and various industry trade shows.

MANUFACTURING AND DISTRIBUTION

We contract with unaffiliated manufacturers in the Far East, primarily in China, to manufacture a significant portion of our products in the Personal Care appliance and accessories, Housewares, Healthcare and Home Environment product categories. Most of our grooming, skin care and hair care solutions are manufactured in North America. A substantial portion of our thermometer production is sourced in the United States and Mexico. A substantial portion of our vaporizer and humidifier production is also sourced in Mexico. For a discussion regarding our dependency on third party manufacturers, see Item 1A., "Risk Factors." For fiscal 2011, 2010 and 2009, cost of goods sold manufactured by vendors in the Far East comprised approximately 80, 85 and 88 percent, respectively, of total consolidated cost of goods sold. Our mix between Far East, European, Latin American and domestic manufacturing continued to change in fiscal 2011 and 2010 as healthcare, home environment, grooming, skin care and hair care solutions became a larger part of our business.

Many of our key Far East manufacturers have been doing business with us over 30 years. In some instances, we are now working with the second generation of entrepreneurs from the same families. We believe these relationships give us a stable and sustainable advantage over many of our competitors.

Manufacturers who produce our products use formulas, molds, and certain other tooling, some of which we own, in manufacturing those products. We employ numerous technical and quality control personnel responsible for ensuring high product quality. Most of our products manufactured outside the countries in which they are sold are subject to import duties, which increase the amount we pay to obtain such products.

Our customers seek to minimize their inventory levels and often demand that we fulfill their orders within relatively short time frames. Consequently, our policy is to maintain several months of supply of inventory in order to meet our customers' needs. Accordingly, we order products substantially in advance of the anticipated time of their sale to our customers. While we do not have any long-term formal arrangements with our suppliers, in most instances, we place purchase orders for products several months in advance of receipt of orders from our customers. Our relationships and arrangements with most of our manufacturers allow for some flexibility in modifying the quantity, composition and delivery dates of orders. Most purchase orders are in U.S. Dollars. Because of our long lead times, from time to time, we must discount end of model product or sell it through closeout sales channels to eliminate excess inventories.

In total, we occupy approximately 2,582,000 square feet of distribution space in various locations to support our operations, which includes a 1,200,000 square foot distribution center in Southaven, Mississippi, and a 415,000 square foot distribution center in Memphis, Tennessee, used to support a significant portion of our domestic distribution. Approximately 72 percent of our consolidated gross sales volume shipped from these two facilities in fiscal 2011. For a further discussion of the risks associated with our distribution capabilities, see Item 1A., "Risk Factors." Products that are manufactured in the Far East and sold in North America are shipped to the West Coast of the United States and Canada. The products are then shipped by truck or rail service to distribution centers in El Paso, Texas; Southaven, Mississippi; Memphis, Tennessee; and Toronto, Canada, or directly to customers. We ship substantially all products to North American customers from these distribution centers by ground transportation services. Products sold outside the United States and Canada are shipped from manufacturers, primarily in the Far East, to distribution centers in Canada, the Netherlands, Belgium, the United Kingdom, Mexico, Peru, Venezuela, or directly to customers. We then ship products stored at these international distribution centers to distributors or retailers.

CUSTOMERS

Sales to Wal-Mart Stores, Inc. (including its affiliates) accounted for approximately 17, 18 and 17 percent of our net sales revenue in fiscal 2011, 2010 and 2009, respectively. Sales to our second largest customer, Target Corporation, all within the United States, accounted for approximately 10, 9 and 9 percent of our net sales revenue in fiscal 2011, 2010 and 2009, respectively. Sales to our third largest customer, Bed Bath and Beyond, Inc., all within the United States and Canada, accounted for approximately 8, 10 and 8 percent of our net sales revenue in fiscal 2011, 2010 and 2009, respectively. No other customers accounted for ten percent or more of net sales revenue during those fiscal years. Sales to our top five customers accounted for approximately 44, 46 and 43 percent in fiscal 2011, 2010 and 2009, respectively.

ORDER BACKLOG

When placing orders, our retail and wholesale customers usually request that we ship the related products within a short time frame. As such, there usually is no significant backlog of orders in any of our distribution channels.

COMPETITIVE CONDITIONS

The markets in which we sell our products are very competitive and mature. The rapid growth of large mass merchandisers, together with changes in consumer shopping patterns, have contributed to a significant consolidation of the consumer products retail industry and the formation of dominant multi-category retailers with strong negotiating power. Current trends among retailers include fostering high levels of competition among suppliers, the requirement to maintain or reduce prices and deliver products under shorter lead times. Additionally, certain retailers source and sell products under their own private label brands that compete with our Company's products. We believe that we have certain key competitive advantages, such as well recognized brands, engineering expertise and innovation, sourcing and supply chain know-how, and productive co-development relationships with our Far East manufacturers, some of which have been built over 30 years or more of working together. We believe these advantages allow us to bring our retailers a value proposition in our products that can significantly out-perform private label products. Maintaining and gaining market share depends heavily on product development and enhancement, pricing, quality, performance, packaging and availability, brand name recognition, patents, and marketing and distribution approaches.

In the Personal Care segment, our primary competitors include Conair Corporation, Farouk Systems, Inc. (CHI), T3 Micro, Inc., International Consulting Associates, Inc. (InfraShine), FHI Heat, Inc., Jamella Limited (GHD), The Cricket Company LLC, Turbo Ion, Inc. (Croc Hair Products), Spectrum Brands, Inc., Goody Products, Inc., a division of Newell Rubbermaid, Inc., Homedics-U.S.A, Inc., KAO Brands Company, The Procter & Gamble Company, L'Oréal Group, Unilever N.V., the Alberto-Culver Company, Colgate-Palmolive Company, Beirsdorf AG and Coty Inc. In the

Housewares segment, the competition is highly fragmented. Our primary competitors in that segment include Lifetime Brands, Inc. (KitchenAid), Zyliss AG, Wilton Industries, Inc. (Copco), Simplehuman LLC, Casabella Holdings LLC, Interdesign, Inc., Boon Inc., Munchkin, Inc., Skip Hop, Inc. and Stokke AS. In the Healthcare / Home Environment segment, our primary competitors are: Phillips Electronics N.V., Microlife AG Swiss Corporation, Omron Corporation, Medisana AG, Beurer GmbH, Exergen Corporation, Paul Hartmann AG, Visiomed Group SA (Thermoflash), Panasonic Corporation, Sharp Corporation, Jarden Corporation (Sunbeam, Bionair and Holmes), Lasko Products, Inc. and De'Longhi S.p.A. Some of these competitors have significantly greater financial and other resources than we do.

SEASONALITY

Our business is somewhat seasonal. Net sales revenue in the third fiscal quarter accounted for approximately 26, 29 and 30 percent of fiscal 2011, 2010 and 2009 net sales revenue, respectively. Our lowest net sales revenue usually occurs in our first fiscal quarter, which accounted for approximately 21, 22 and 23 percent of fiscal 2011, 2010 and 2009 net sales revenue, respectively. Sales comparisons for fiscal 2011 versus prior years are somewhat affected by the inclusion of two months net sales revenue from our new Healthcare / Home Environment segment in the fourth fiscal quarter. We expect that the seasonality of our net sales revenue in the Healthcare / Home Environment segment will be consistent with the Company's overall historical trend. Because of the impact of the seasonality of our net sales revenues, our working capital needs fluctuate during the year.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

Our operations are subject to national, state, local and provincial jurisdictions' environmental and health and safety laws and regulations. These laws and regulations impose workplace standards and regulate the discharge of pollutants into the environment. In addition, they establish various standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of materials and substances including solid and hazardous wastes.

Many of the products we sell are subject to a number of product safety laws and regulations in various jurisdictions. These laws and regulations specify the maximum allowable levels of certain materials that may be contained in our products, provide statutory prohibitions against misbranded and adulterated products, establish ingredients and manufacturing procedures for certain products, specify product safety testing requirements and set product identification and labeling requirements.

We believe that we are in material compliance with these laws and regulations. Further, the cost of maintaining compliance has not had a material adverse effect on our business, consolidated results of operations and consolidated financial condition, nor do we expect it to do so in the foreseeable future. Due to the nature of our operations and the frequently changing nature of environmental compliance standards and technology, we cannot predict with any certainty that future material capital or operating expenditures will not be required in order to comply with all applicable environmental laws and regulations.

EMPLOYEES

As of fiscal year end 2011, we employed 1,317 full-time employees world-wide, of which 286 are marketing and sales employees, 271 are distribution employees, 69 are engineering and development employees, and 691 are administrative personnel. We also use temporary, part time and seasonal employees as needed. None of the Company's employees are covered by a collective bargaining agreement. We have never experienced a work stoppage and we believe that we have satisfactory working relations with our employees.

GEOGRAPHIC INFORMATION

Note (19) to our consolidated financial statements contains geographic information concerning our net sales revenue and long-lived assets.

AVAILABLE INFORMATION

We maintain our main Internet site at the following address: http://www.hotus.com. The information contained on this website is not included as a part of, or incorporated by reference into, this report. We make available on or through our main website's Investor Relations page under the heading "SEC Filings" certain reports and amendments to those reports that we file with, or furnish to the SEC in accordance with the Securities Exchange Act of 1934, as amended (the " Exchange Act"). These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements on Schedule 14A, amendments to these reports, and the reports required under Section 16 of the Exchange Act of transactions in Company shares by directors and officers. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. Also, on the Investor Relations page, under the heading "Corporate Governance," are the Company's Code of Ethics, Corporate Governance Guidelines and the Charters of the Committees of the Board of Directors.

ITEM 1A. RISK FACTORS

The ownership of our common stock involves a number of risks and uncertainties. When evaluating us and our business before making a decision regarding investment in our securities, potential investors should carefully consider the risk factors and uncertainties described below, together with other information contained in this report. If any of the events or circumstances described below or elsewhere in this report actually occur, they could adversely effect our business and operating results. The risks listed below are not the only risks that we face. Additional risks that are presently unknown to us or that we currently think are not significant may also impact our business operations.

We rely on our chief executive officer and a small number of other key senior managers to operate our business. The loss of any of these individuals could have a material adverse effect on our business.

The loss of our chief executive officer or any of our senior managers could have a material adverse effect on our business, financial condition and results of operations, particularly if we are unable to hire or relocate and integrate suitable replacements on a timely basis or at all. Further, in order to continue to grow our business, we will need to expand our senior management team. We may be unable to attract or retain these persons. This could hinder our ability to grow our business and could disrupt our operations or otherwise have a material adverse effect on our business.

Our ability to deliver products to our customers in a timely manner and to satisfy our customers' fulfillment standards are subject to several factors, some of which are beyond our control.

Retailers place great emphasis on timely delivery of our products for specific selling seasons, especially during our third fiscal quarter, and on the fulfillment of consumer demand throughout the year. We cannot control all of the various factors that might affect product delivery to retailers. Vendor production delays, difficulties encountered in shipping from overseas, customs clearance delays, and operational issues with any of the third-party logistics providers we use in certain countries are on-going risks of our business. We also rely upon third-party carriers for our product shipments from our distribution centers to customers, and we rely on the shipping arrangements our suppliers have made in the case of products shipped directly to retailers from the suppliers. Accordingly, we are subject to risks, including labor disputes, inclement weather, natural disasters, possible acts of terrorism, availability of shipping containers, and increased security restrictions associated with such carriers' ability to provide delivery services to meet our shipping needs. Failure to deliver products to our retailers in a timely and effective manner, often under special vendor requirements to use specific carriers and delivery schedules, could damage our reputation and brands and result in loss of customers or reduced orders.

To make our distribution operations more efficient, we have consolidated many of our U.S. distribution, receiving and storage functions into our Southaven, Mississippi and Memphis, Tennessee distribution facilities. Approximately 72 percent of our consolidated gross sales volume shipped from these two facilities in fiscal 2011. For this reason, any disruption in our distribution process in either of these facilities, even for a few days, could adversely effect our business and operating results.

Additionally, our U.S. distribution operations have reached a level where we may incur capacity constraints during peak shipping periods, should we continue to grow our sales revenue through either organic growth or acquisitions. These and other factors described above could cause delays in the delivery of our products and increases in shipping and storage costs that could have a material and adverse effect on our business and operating results.

Our projections of product demand, sales and net income (including the Company's guidance for Kaz's net sales revenue and the expectation that the acquisition will be accretive) are highly subjective in nature and our future sales and net income could vary in a material amount from our projections.

Most of our major customers purchase our products electronically through electronic data interchange and expect prompt delivery of products from our existing inventories to the customers' retail stores or distribution centers. This method of ordering products allows our customers to respond quickly to changes in demands of their retail customers. From time to time, we may provide projections to our shareholders, lenders, investment community, and other stakeholders of our future sales and net income. Since we do not require long-term purchase commitments from our major customers and the customer order and ship process is very short, it is difficult for us to accurately predict the demand for many of our products, or the amount and timing of our future sales and related net income. Our projections are based on management's best estimate of sales using historical sales data and other information deemed relevant. These projections are highly subjective since sales to our customers can fluctuate substantially based on the demands of their retail customers and due to other risks described in this report. Additionally, changes in retailer inventory management strategies could make our inventory management more difficult. Because our ability to forecast product demand and the timing of related sales includes significant subjective input, there is a risk that our future sales and net income could vary materially from our projections.

Expectations regarding the acquisition of Kaz, the Pert Plus and Sure brands and any other future acquisitions, including our ability to realize anticipated cost savings, synergies and other benefits along with our ability to effectively integrate acquired businesses, may adversely affect the price of our common stock.

We completed our acquisition of Kaz on December 31, 2010. Additionally, on March 31, 2010 we acquired certain assets and liabilities of the Pert Plus and Sure businesses from Innovative Brands, LLC. These represent significant acquisitions for the Company. In addition, we continue to look for opportunities to make complementary strategic business and/or brand acquisitions. Recent and future acquisitions, if not favorably received by consumers, shareholders, analysts, and others in the investment community, could have a material adverse effect on the price of our common stock. In addition, any acquisition involves numerous risks, including:

- difficulties in the assimilation of the operations, technologies, products and personnel associated with the acquisitions;
- difficulties in integrating distribution channels;
- diversion of management's attention from other business concerns;
- difficulties in transitioning and preserving customer, contractor, supplier and other important third party relationships;
- difficulties realizing anticipated cost savings, synergies and other benefits related to an acquisition;
- risks associated with subsequent operating asset write-offs, contingent liabilities, and impairment of related acquired intangible assets;
- risks of entering markets in which we have no or limited experience; and
- potential loss of key employees associated with the acquisitions.

Any difficulties encountered with acquisitions could have a material adverse effect on our business, financial condition and operating results.

Our results of operations are dependent on sales to several large customers and the loss of, or substantial decline in, sales to a top customer could have a material adverse effect on our revenues and profitability.

A few customers account for a substantial percentage of our net sales revenue. Our financial condition and results of operations could suffer if we lost all or a portion of the sales to these customers. In particular, sales to our first and second largest customers accounted for approximately 17 and 10 percent, respectively, of our consolidated net sales revenue in fiscal 2011. While only two customers accounted for 10 percent or more of our net sales revenue in fiscal 2011, sales to our top five customers accounted for approximately 44 percent of fiscal 2011 net sales revenue. We expect that a small group of customers will continue to account for a significant portion of our net sales revenue. Although we have long-standing relationships with our major customers, we generally do not have written agreements that require these customers to buy from us or to purchase a minimum amount of our products. A substantial decrease in sales to any of our major customers could have a material adverse effect on our financial condition and results of operations.

With the growing trend towards retail trade consolidation, we are increasingly dependent upon key customers whose bargaining strength is substantial and growing. We may be negatively affected by changes in the policies of our customers, such as on-hand inventory reductions, limitations on access to shelf space, use of private label brands, price demands and other conditions, which could negatively impact our financial condition and results of operations.

A significant deterioration in the financial condition of our major customers could have a material adverse effect on our sales and profitability. We regularly monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing by a key customer could have a material adverse effect on our business, financial condition and results of operations. For further information regarding the impact of such issues with a significant customer that ceased operations in fiscal 2009, see Note (2) to our consolidated financial statements.

Large sophisticated customers may take actions that adversely affect our gross profit and results of operations.

In recent years, we have observed a consumer trend away from traditional grocery and drugstore channels and toward mass merchandisers, which include super centers and club stores. This trend has resulted in the increased size and influence of these mass merchandisers. Additionally, these mass merchandisers source and sell products under their own private label brands that compete with our products. As mass merchandisers grow larger and become more sophisticated, they may demand lower pricing, special packaging, shorter lead times for the delivery of products, or impose other requirements on product suppliers. These business demands may relate to inventory practices, logistics, or other aspects of the customer-supplier relationship. If we do not effectively respond to the demands of these mass merchandisers, they could decrease their purchases from us. A reduction in the demand for our products by these mass merchandisers and the costs of complying with customer business demands could have a material adverse effect on our business, financial condition and operating results.

We are dependent on third party manufacturers, most of which are located in the Far East, and any inability to obtain products from such manufacturers could have a material adverse effect on our business, financial condition and results of operations.

All of our products are manufactured by unaffiliated companies, most of which are in the Far East, principally in China. This exposes us to risks associated with doing business globally, including: changing international political relations; labor availability and cost; changes in laws, including tax laws, regulations and treaties; changes in labor laws, regulations, and policies; changes in customs duties and other trade barriers; changes in shipping costs; currency exchange fluctuations; local political unrest; an extended and complex transportation cycle; the impact of changing economic conditions; and the availability and cost of raw materials and merchandise. The political, legal and cultural environment in the Far East is rapidly evolving, and any change that impairs our ability to obtain products from manufacturers in that region, or to obtain products at marketable rates, could have a material adverse effect on our business, financial condition and results of operations.

With most of our manufacturers located in the Far East, our production lead times are relatively long. Therefore, we must commit to production in advance of customer orders. If we fail to forecast customer or consumer demand accurately, we may encounter difficulties in filling customer orders on a timely basis or in liquidating excess inventories. We may also find that customers are canceling orders or returning products. The recent events in Japan, as a result of its earthquake, could have far reaching consequences on all global supply chains and the availability of parts used in some of our products. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Historically, labor in China has been readily available at relatively low cost as compared to labor costs in North America, Europe and other countries. China has experienced rapid social, political and economic change in recent years. There is no assurance labor will continue to be available in China at costs consistent with historical levels or that changes in labor or other laws will not be enacted which would have a material adverse effect on product costs in China. Many of our suppliers continue to experience labor shortages in China, which could result in future supply delays and disruptions and drive a substantial increase in labor costs. Similarly, evolving government labor regulations and associated compliance standards could cause our product costs to rise or could cause manufacturing partners we rely on to exit the business. This could have an adverse impact on product availability and quality. The Chinese economy has experienced rapid expansion and highly fluctuating rates of inflation. Higher general inflation rates will require manufacturers to continue to seek increased product prices. During fiscal 2011 and 2009, the Chinese Renminbi appreciated against the U.S. Dollar approximately 4 percent each period. During fiscal 2010, the Chinese Renminbi remained relatively stable against the U.S. Dollar. To the extent the Chinese Renminbi appreciates with respect to the U.S. Dollar in the future, the Company may experience cost increases on such purchases, and this could adversely impact profitability. China has suggested that it may change its currency intervention strategy with respect to the U.S. Dollar, which could result in an appreciation move and increase our product costs over time. The Company may not be successful at implementing customer pricing or other actions in an effort to mitigate the related effects of the product cost increases. Although China currently enjoys "most favored nation" trading status with the U.S., the U.S. government has in the past proposed to revoke such status and to impose higher tariffs on products imported from China. There is no assurance that our business will not be affected by any of the aforementioned risks, each of which could have a material adverse effect on our business, financial condition and results of operations.

High costs of raw materials and energy may result in increased cost of goods sold and certain operating expenses and adversely affect our results of operations and cash flow.

Significant variations in the costs and availability of raw materials and energy may negatively affect our results of operations. Our suppliers purchase significant amounts of metals and plastics to manufacture our products. In addition, they also purchase significant amounts of electricity to supply the energy required in their production processes. Changes in the cost of fuel as a result of Middle East tensions and related political instabilities could drive up fuel prices resulting in higher transportation prices in fiscal 2012. The cost of these raw materials and energy, in the aggregate, represents a significant portion of our cost of goods sold and certain operating expenses. Our results of operations could be adversely affected by future increases in these costs. We have had some success in implementing price increases to our customers or passing on product cost increases by moving customers to newer product models with enhancements that justify higher prices and we intend to continue these efforts. We can make no assurances that these efforts will be successful in the future or will materially offset the cost increases we may incur.

If our goodwill, indefinite-lived intangible assets or other long-term assets become impaired, we will be required to record additional impairment charges, which may be significant.

A significant portion of our long-term assets continues to consist of goodwill and other indefinite-lived intangible assets recorded as a result of past acquisitions. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on an annual basis or more frequently whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We consider whether circumstances or conditions exist which suggest that the carrying value of our goodwill and other long-lived assets might be impaired. If such circumstances or conditions exist, further steps are required in order to determine whether the carrying value of each of the individual assets exceeds its fair market value. If analysis indicates that an individual asset's carrying value does exceed its fair market value, the next step is to record a loss equal to the excess of the individual asset's carrying value over its fair value. The steps required by U.S. generally accepted accounting principles ("GAAP") entail significant amounts of judgment and subjectivity.

We complete our analysis of the carrying value of our goodwill and other intangible assets during the first quarter of each fiscal year, or more frequently, whenever events or changes in circumstances indicate their carrying value may not be recoverable. Events and changes in circumstances that may indicate there is impairment and which may indicate interim impairment testing is necessary include, but are not limited to, strategic decisions to exit a business or dispose of an asset made in response to changes in economic, political and competitive conditions, the impact of the economic environment on our customer base and on broad market conditions that drive valuation considerations by market participants, our internal expectations with regard to future revenue growth and the assumptions we make when performing our impairment reviews, a significant decrease in the market price of our assets, a significant adverse change in the extent or manner in which our assets are used, a significant adverse change in legal factors or the business climate that could affect our assets, an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset, and significant changes in the cash flows associated with an asset. We analyze these assets at the individual asset, reporting unit and company levels. As a result of such circumstances, we may be required to record a significant charge to net income in our financial statements during the period in which any impairment of our goodwill, indefinite-lived intangible assets or other long-term assets is determined. Any such impairment charges could have a material adverse effect on our business, financial condition and operating results.

We rely on licensed trademarks, the loss of which could have a material adverse effect on our revenues and profitability.

We are dependent on our various licensed trademarks as a substantial portion of our sales revenue comes from selling products under licensed trademarks. As a result, we are materially dependent upon the continued use of these trademarks, including the Revlon, Vicks, Braun, Honeywell and Vidal Sassoon trademarks. It is possible that certain actions taken by the Company, its licensors or other third parties might diminish greatly the value of any of our licensed trademarks. Additionally, some of our licensors have the ability to terminate their license agreements with us at their option subject to each parties' right to continue the license for a limited period of time following notice of termination. If we were unable to sell products under these licensed trademarks, one or more of our license agreements are terminated or the value of the trademarks were diminished by the Company or licensor due to any inability to perform under the terms of the agreements or other reasons, or due to the actions of third parties, the effect on our business, financial condition and results of operations could be both negative and material.

We are subject to risks related to our dependence on the strength of retail economies and may be vulnerable in the event of a prolonged economic downturn.

Our business depends on the strength of the retail economies in various parts of the world, primarily in North America and to a lesser extent Europe, Asia and Latin America. These retail economies are affected primarily by factors such as consumer demand and the condition of the retail industry, which, in turn, are affected by general economic conditions and specific events such as natural disasters, terrorist attacks and political unrest. Consumer spending in any geographic region is generally affected by a number of factors, including local economic conditions, government actions, inflation, interest rates, energy costs, gasoline prices and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. As a result of a prolonged recovery from the global recession, many consumers have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies, reduced access to credit, and sharply falling asset prices, among other things. A prolonged recovery from the recession in the United States, United Kingdom, Canada, Mexico or any of the other countries in which we conduct significant business may continue to cause significant readjustments in both the volume and mix of our product sales, which could materially and adversely affect the Company's business, financial condition and results of operations.

The impact of these external factors and the extent to which they may continue is difficult to predict, and one or more of the factors could adversely impact our business. In recent years, the retail industry in the U.S. and, increasingly elsewhere, has been characterized by intense competition among retailers. Because such competition, particularly in weak retail economies, can cause retailers to struggle or fail, we must continuously monitor, and adapt to changes in, the profitability, creditworthiness and pricing policies of our customers. Recently, we have seen modest improvement in retail economies, however the overall system appears to still be somewhat unstable. A weakening of retail economies, as we experienced during fiscal 2009 and 2010, could continue to have a material adverse effect on our business, financial condition and results of operations.

To compete successfully, we must develop and introduce a continuing stream of innovative new products to meet changing consumer preferences.

Our long-term success in the competitive retail environment depends on our ability to develop and commercialize a continuing stream of innovative new products that meet changing consumer preferences and take advantage of opportunities sooner than our competition. We face the risk that our competitors will introduce innovative new products that compete with our products. Our core initiatives include fostering our culture of innovation and new product development, enhancing and extending our existing product categories and developing new allied product categories. There are numerous uncertainties inherent in successfully developing and commercializing new products on a continuing basis and new product launches may not deliver expected growth in sales or operating income. If we are unable to develop and introduce a continuing stream of new products, it may have an adverse effect on our business, financial condition and results of operations.

Disruptions in U.S. and international credit markets may adversely affect our business, financial condition and results of operations.

Disruptions in national and international credit markets could result in limitations on credit availability, tighter lending standards, higher interest rates on consumer and business loans, and higher fees associated with obtaining and maintaining credit availability. Disruptions may also materially limit consumer credit availability and restrict credit availability to our customer base and the Company. In addition, in the event of disruptions in the financial markets, current or future lenders may become unwilling or unable to continue to advance funds under any agreements in place, increase their commitments under existing credit arrangements or enter into new financing arrangements. The failure of our lenders to provide sufficient financing may constrain our ability to operate or grow the business and to make complementary strategic business and/or brand acquisitions. This could have a material adverse effect on our business, financial condition and results of operations.

Our operating results may be adversely affected by foreign currency exchange rate fluctuations.

Our functional currency is the U.S. Dollar. Changes in the relation of other foreign currencies to the U.S. Dollar will affect our sales and profitability and can result in exchange losses because the Company has operations and assets located outside the United States. The Company transacts a significant portion of its business in currencies other than the U.S. Dollar ("foreign currencies"). With the merger of Kaz, our absolute exposure to the impacts of foreign currency fluctuations has grown. Such transactions include sales, certain inventory purchases and operating expenses. As a result, portions of our cash, trade accounts receivable and trade accounts payable are denominated in foreign currencies. Accordingly, foreign operations will continue to expose us to foreign currency fluctuations, both for purposes of actual conversion and financial reporting purposes. Additionally, we purchase a substantial amount of our products from Chinese manufacturers. During fiscal 2011 and 2009, the Chinese Renminbi appreciated against the U.S. Dollar approximately 4 percent each period. During fiscal 2010, the Chinese Renminbi remained relatively stable against the U.S. Dollar. We believe additional appreciation is likely during fiscal 2012. Although our purchases are in U.S. Dollars, if the Chinese Renminbi continues its rise against the U.S. Dollar, the costs of our products will likely rise over time because of the impact the fluctuations will have on our suppliers, and we may not be able to pass any or all of these price increases on to our customers.

Where operating conditions permit, we seek to reduce foreign currency risk by purchasing most of our inventory with U.S. Dollars and by converting cash balances denominated in foreign currencies to U.S. Dollars. We have also historically hedged against certain foreign currency exchange rate-risk by using a series of forward contracts designated as cash flow hedges to protect against the foreign currency exchange risk inherent in our forecasted transactions denominated in currencies other than the U.S. Dollar. In these transactions, we execute a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that its fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency's forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent we forecast the expected foreign currency cash flows from the period the forward contract is entered into until the date it will settle with reasonable accuracy, we significantly lower or materially eliminate a particular currency's exchange risk exposure over the life of the related forward contract. We enter into these types of agreements where we believe we have meaningful exposure to foreign currency exchange risk and the hedge pricing appears reasonable. It is not practical for us to hedge all our exposures, nor are we able to project in any meaningful way the possible effect and interplay of all foreign currency fluctuations on translated amounts or future net income. This is due to our constantly changing exposure to various currencies, the fact that each foreign currency reacts differently to the U.S. Dollar and the significant number of currencies involved.

The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. Accordingly, there can be no assurance that U.S. Dollar foreign exchange rates will be stable in the future or that fluctuations in foreign currency markets will not have a material adverse effect on our business, results of operations and financial condition.

Our operating results may be adversely affected by trade barriers, exchange controls, expropriations and other risks associated with foreign operations.

The economies of other foreign countries important to our operations, including countries in Asia, Europe and Latin America, could suffer slower economic growth or economic, social and/or political instability or hyperinflation in the future. Our international operations in countries in Asia, Europe and Latin America, including manufacturing and sourcing operations (and the international operations of our customers), are subject to inherent risks which could adversely affect us, including, among other things:

- protectionist policies restricting or impairing the manufacturing, sales or import and export of our products;
- new restrictions on access to markets;
- lack of developed infrastructure;

- inflation (including hyperinflation) or recession;
- changes in, and the burdens and costs of compliance with, a variety of foreign laws and regulations, including tax laws, accounting standards, environmental laws and occupational health and safety laws;
- social, political or economic instability;
- acts of war and terrorism;
- natural disasters or other crises;
- reduced protection of intellectual property rights in some countries;
- increases in duties and taxation;
- restrictions on transfer of funds and/or exchange of currencies;
- expropriation of assets; and
- other adverse changes in policies, including monetary, tax and/or lending policies, encouraging foreign investment or foreign trade by our host countries.

Should any of these risks occur, our ability to sell or export our products or repatriate profits could be impaired, we could experience a loss of sales and profitability from our international operations, and/or we could experience a substantial impairment or loss of assets, any of which could materially and adversely affect our business financial condition and results of operations.

We recently incurred significant additional debt to fund the Kaz merger and may incur debt to fund acquisitions and capital expenditures, which could have an adverse impact on our business and profitability.

Our debt levels can adversely affect our financial condition and can add constraints on our ability to operate our business. Our indebtedness can, among other things:

- increase our vulnerability to general adverse economic conditions;
- limit our ability to obtain necessary financing and to fund future working capital, capital expenditures and other general corporate requirements;
- require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and capital expenditures, and for other general corporate purposes;
- subject us to a higher interest expense (a significant portion of our debt is fixed or effectively fixed through the use of interest rate swaps and these rates may produce higher interest expense than would be available with floating rate debt, as is currently the case with decreased market interest rates);
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt;
- limit our ability to pursue acquisitions or sell assets; and
- limit our ability to borrow additional funds.

Any of these events could have a material adverse effect on us. In addition, our debt agreements contain restrictive financial and operational covenants. Significant restrictive covenants include limitations on, among other things, our ability under certain circumstances to:

- incur additional debt, including guarantees;
- grant certain types of liens;
- sell or otherwise dispose of assets;
- engage in mergers, acquisitions or consolidations;
- pay dividends on our common stock;
- repurchase our common stock;
- enter into substantial new lines of business; and
- enter into certain types of transactions with our affiliates.

Our failure to comply with these and other restrictive covenants could result in an event of default, which if not cured or waived, could have a material adverse effect on us.

We rely on our central Global Enterprise Resource Planning Systems and other peripheral information systems, which we are in the process of upgrading. Obsolescence or interruptions in the operation of our computerized systems or other information technologies could have a material adverse effect on our operations and profitability.

We conduct most of our businesses under one integrated Global Enterprise Resource Planning System ("ERP"). Most of our operations are dependent on this system. We continuously make adjustments to improve the effectiveness of the ERP and other peripheral information systems. In fiscal 2011, we began a project to convert our ERP system to a more updated version of our software provider's system. This upgrade is a significant undertaking that we expect to continue throughout fiscal 2012. Conversion of various subsystems and implementation of new subsystems will take place in phases. Testing the new subsystems before active deployment requires significant additional effort across our entire organization. While underway, this conversion will strain our internal resources and could impact our ability to do our day to day business. Complications or delays in completing this project could cause considerable disruptions to our business and may result in higher implementation costs than planned along with concurrent reallocation of human resources.

Any failures or disruptions in the ERP and other information systems or any complications resulting from adjustments could cause interruption or loss of data in our information or logistical systems that could materially impact our ability to procure products from our factories and suppliers, transport them to our distribution centers, and store and deliver them to our customers on time and in the correct amounts. In addition, natural disasters or other extraordinary events may disrupt our information systems and other infrastructure, and our data recovery processes may not be sufficient to protect against loss. Furthermore, application program bugs, system conflict crashes, user error, data integrity issues, customer data conflicts and integration issues all pose significant risks.

We rely on certain outside vendors to assist us with the upgrade of our software, the ongoing implementation of new enhancements to our information systems and to assist us in maintaining some of our infrastructure. Should any of these vendors fail to perform as expected, it could adversely affect our service levels and threaten our ability to conduct business. In addition, until we complete the migration of our core software to the updated version, we continue to run the risk that our software vendors may not be able to continue to provide the appropriate level of support for the older version of the system.

These factors described above could cause significant disruptions to our business and have a material adverse effect on our financial condition and results of operations.

We hold certain auction rate securities that we may be unable to liquidate at their recorded values or at all due to credit concerns in the U.S. capital markets. Protracted illiquidity and any deterioration in the credit ratings of the issuers, dealers or credit insurers may require us to record other-than-temporary impairment charges.

We hold investments in auction rate securities ("ARS") collateralized by student loans (with underlying maturities from 18 to 35 years). At February 28, 2011, 97 percent of the aggregate collateral was guaranteed by the U.S. government under the Federal Family Education Loan Program. Liquidity for these securities was normally dependent on an auction process that resets the applicable interest rate at pre-determined intervals, ranging from 7 to 35 days. Beginning in February 2008, the auctions for the ARS held by us and others were unsuccessful, requiring us to hold them beyond their typical auction reset dates. Auctions fail when there is insufficient demand. However, this does not represent a default by the issuer of the security. Upon an auction's failure, the interest rates reset based on a formula contained in the security. The securities will continue to accrue interest and be auctioned until one of the following occurs: the auction succeeds; the issuer calls the securities; or the securities mature.

At this time, there is a very limited demand for the securities we continue to hold and limited acceptable alternatives to liquidate such securities. Based on current market conditions, we believe it is likely that auctions of our holdings in these securities will be unsuccessful in the near term, resulting in us continuing to hold securities beyond their next scheduled auction reset dates and limiting the short-term liquidity of these investments. Management intends to continue to reduce our holdings in these securities as circumstances allow, but believes there is sufficient liquidity from operating cash flows and available financial sources, including our revolving credit facility, which we believe will continue to provide sufficient capital resources to fund our foreseeable short and long-term liquidity requirements.

Since August 31, 2008, we have used a series of discounted cash flow models to value our ARS. Some of the inputs into the discounted cash flow models we use are unobservable in the market and have a significant effect on valuation. These inputs attempt to capture the impact of illiquidity on the investments and have resulted in the recording of unrealized losses on the ARS. The recording of these unrealized losses is not a result of the quality of the underlying collateral, but rather a markdown reflecting a lack of liquidity and other market conditions. If the issuers' credit ratings or other market conditions deteriorate, the Company may be required to record other-than-temporary impairment charges on these investments in the future, which could have a material adverse effect on our business, financial condition and results of operations. For further information on our ARS, see Notes (1), (10), (11), (16) and (20) to our accompanying consolidated financial statements.

Audits and related disputes with taxing authorities could have an adverse impact on our business.

From time to time, we are involved in tax audits and related disputes in various taxing jurisdictions. The acquisition of Kaz has added considerable complexity to our tax structure, and the risk of liability for Kaz's past activities. We believe that we have complied with all applicable reporting and tax payment obligations and in the past have disagreed with taxing authority positions on various issues. Historically, we have vigorously defended our tax positions through available administrative and judicial avenues. Based on currently available information, we have established reserves for our best estimate of the probable tax liabilities. Future actions by taxing authorities may result in tax liabilities that are significantly higher or lower than the reserves established, which could have a material effect on our consolidated results of operations or cash flows. For more information about tax audits and related disputes, see Note (9) to the accompanying consolidated financial statements.

Potential changes in laws, including tax laws, and the costs and complexities of compliance with such laws could have an adverse impact on our business.

The impact of future legislation in the U.S. or abroad, including such things as employment and insurance laws, climate change related legislation, tax legislation, regulations or treaties, including any that would affect the companies or subsidiaries that comprise our consolidated group is always uncertain. The U.S. Congress continues to consider certain proposed changes in the tax laws, and new energy and environmental legislation that, if enacted may increase our costs of doing business. In addition, changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding disclosures related to the use of "Conflict Minerals", will increase the cost of our sourcing compliance operations. Our ability to respond to such changes, the cost and complexity of compliance with new law changes, and their impact on our ability to operate economically and effectively in jurisdictions always presents a risk.

Under current tax law, favorable tax treatment of our non-U.S. net income is dependent on our ability to avoid classification as a Controlled Foreign Corporation. Changes in the composition of our stock ownership could have an impact on our classification. If our classification were to change, it could have a material adverse effect on the largest U.S. shareholders and, in turn, on the Company's business.

A non-U.S. corporation, such as ours, will constitute a "controlled foreign corporation" or "CFC" for U.S. federal income tax purposes if its largest U.S. shareholders (i.e., those owning 10 percent or more of its shares) together own more than 50 percent of the stock outstanding. If the IRS or a court determined that we were a CFC, then each of our U.S. shareholders who own (directly, indirectly, or constructively) 10 percent or more of the total combined voting power of all classes of our stock on the last day of our taxable year would be required to include in gross income for U.S. federal income tax purposes its pro rata share of our "subpart F income" (and the subpart F income of any our subsidiaries determined to be a CFC) for the period during which we (and our non-U.S. subsidiaries) were a CFC. In addition, any gain on the sale of our shares realized by such a shareholder may be treated as ordinary income to the extent of the shareholder's proportionate share of our and our CFC subsidiaries' undistributed earnings and profits accumulated during the shareholder's holding period of the shares while we are a CFC.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

PLANT AND FACILITIES

The Company owns, leases, or otherwise utilizes through third-party management service agreements, a total of 50 facilities, which include selling, procurement, research and development, administrative and distribution facilities worldwide. All facilities operated by the Company are adequate for the purpose for which they are intended. Information regarding the location, use, segment, ownership and approximate size of our principal facilities as of February 28, 2011 is provided in the table below:

Location	Type and Use	Business Segment	Owned or Leased	Approximate Size (Square Feet / Acres)
El Paso, Texas, USA	Land & Building - U.S. Headquarters	All Segments	Owned	135,000
El Paso, Texas, USA	Land & Building - Distribution Facility	Personal Care	Owned	408,000
Southborough, Massachusetts, USA	Office Space - KAZ Headquarters	Healthcare / Home Environment	Leased	57,700
New York, New York, USA	Office Space - OXO Headquarters	Housewares	Leased	25,000
Danbury, Connecticut, USA	Office Space	Personal Care	Leased	12,500
Southaven, Mississippi, USA	Land & Building - Distribution Facility	Personal Care & Housewares	Owned	1,200,000
Memphis, Tennessee, USA	Distribution Facility	Healthcare / Home Environment	Leased	414,500
Shenzhen, China	Office Space - Primarily Supply Chain Operations	Personal Care & Housewares	Leased	14,500
Shenzhen, China	Office Space - Primarily Supply Chain Operations	Personal Care & Housewares	Leased	5,500
Shenzhen, China	Office Space - Primarily Supply Chain Operations	Healthcare / Home Environment	Leased	24,000
Zhu Kuan, Macau, China	Office Space - Primarily Supply Chain Operations	Personal Care & Housewares	Leased	8,000
Hong Kong, China	Third-Party Managed Distribution Facility	Housewares	Leased	3,500
Lausanne, Switzerland	Office Space - European Headquarters	Healthcare / Home Environment	Leased	9,600
Sheffield, England	Land & Building	Personal Care & Housewares	Owned	10,000
Darwen, England	Third-Party Managed Distribution Facility	Personal Care & Housewares	Leased	75,000
Didcot, England	Third-Party Managed Distribution Facility	Healthcare / Home Environment	Leased	40,000
Milton, Ontario, Canada	Office Space and Distribution Facility	Healthcare / Home Environment	Leased	42,100
Etobicoke, Ontario, Canada	Third-Party Managed Distribution Facility	Personal Care	Leased	80,000
Mexico City, Mexico	Office Space - Latin American Headquarters	Personal Care	Owned	3,900
Mexico City, Mexico	Third-Party Managed Distribution Facility	Personal Care	Leased	75,200
Monterrey, Mexico	Third-Party Managed Distribution Facility	Personal Care	Leased	9,700
Guadalajara, Mexico	Third-Party Managed Distribution Facility	Personal Care	Leased	11,600
Cuautitlan, Mexico	Third-Party Managed Distribution Facility	Personal Care	Leased	12,500
Nr Amsterdam, Netherlands	Third-Party Managed Distribution Facility	Personal Care	Leased	85,000
Genk, Belgium	Third-Party Managed Distribution Facility	Healthcare / Home Environment	Leased	120,000

ITEM 3. LEGAL PROCEEDINGS

We are involved in various legal claims and proceedings in the normal course of operations. In the opinion of management, the outcome of these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NASDAQ Global Select Market ("NASDAQ") [symbol: HELE]. The following table sets forth, for the periods indicated, in dollars per share, the high and low sales prices of the common stock as reported on the NASDAQ. These quotations reflect the inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	High	Low
FISCAL 2011		
First quarter	**$ 28.98**	**$ 23.30**
Second quarter	**25.93**	**21.00**
Third quarter	**27.49**	**22.55**
Fourth quarter	**32.95**	**22.51**
FISCAL 2010		
First quarter	$ 20.09	$ 8.55
Second quarter	22.77	15.89
Third quarter	24.50	18.50
Fourth quarter	25.88	20.67

APPROXIMATE NUMBER OF EQUITY SECURITY HOLDERS OF RECORD

Our common stock with a par value of $0.10 per share is our only class of equity security outstanding at February 28, 2011. As of May 9, 2011, there were approximately 245 holders of record of the Company's common stock. Shares held in "nominee" or "street" name at each bank nominee or brokerage house are included in the number of shareholders of record as a single shareholder.

CASH DIVIDENDS

Our current policy is to retain earnings to provide funds for the operation and expansion of our business and for potential acquisitions. We have not paid any cash dividends on our common stock since inception. Our current intention is to pay no cash dividends in fiscal 2012. Any change in dividend policy will depend upon future conditions, including earnings and financial condition, general business conditions, any applicable contractual limitations, and other factors deemed relevant by our Board of Directors. Generally, the 2010 RCA (as defined below) limits our ability to declare or pay cash dividends to our shareholders to an amount (when combined with the amount of any stock repurchases) equal to 35% of our Consolidated Net Earnings (as defined in the 2010 RCA) for our previous fiscal year.

ISSUER PURCHASES OF EQUITY SECURITIES

Under the latest program approved by our Board of Directors, as of February 28, 2011, we are authorized to purchase up to 1,192,917 shares of common stock in the open market or through private transactions. For the fiscal years ended 2011, 2010 and 2009, we repurchased and retired 80,000, 47,648 and 574,365 shares of common stock at a total purchase price of $1.80, $0.42 and $7.42 million, and an average purchase price of $22.49, $8.80 and $12.91 per share, respectively. In addition, during the fiscal quarter ended February 28, 2011, a former member of our Board of Directors tendered 7,733 shares of common stock having a market value of $0.23 million, or $29.22 per share, as payment for the exercise price arising from the exercise of options. Finally, during the fiscal quarters ended May 31, 2009 and November 30, 2009, our chief executive officer tendered a combined total of 1,438,109 shares of common stock having a market value of $30.15 million, or $20.97 per share, as payment for the exercise price and related federal tax obligations arising from the exercise of options. We accounted for this activity as a purchase and retirement of the shares. The following schedule sets forth the purchase activity for each month during the three months ended February 28, 2011:

ISSUER PURCHASES OF EQUITY SECURITIES FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
December 1 through December 31, 2010	-	$ -	-	1,200,650
January 1 through January 31, 2011	-	-	-	1,200,650
February 1 through February 28, 2011 *	7,733	29.22	7,733	1,192,917
Total	7,733	$ 29.22	7,733	1,192,917

* Shares tendered by a former member of the Company's Board of Directors in a cashless exercise

PERFORMANCE GRAPH

The graph below compares the cumulative total return of our Company to the NASDAQ Market Index and a peer group index, assuming $100 invested March 1, 2006. The Peer Group Index is the Dow Jones–U.S. Personal Products, Broad Market Cap, Yearly, and Total Return Index. The comparisons in this table are required by the SEC and are not intended to forecast or be indicative of the possible future performance of our common stock.



COMPARISON OF FIVE-YEAR CUMULATIVE RETURN FOR HELEN OF TROY LIMITED, PEER GROUP INDEX AND NASDAQ MARKET INDEX
$160
$140
$120
$100
$80
$60
$40
$20
$0
2006
2007
2008
2009
2010
2011
HELEN OF TROY LIMITED
PEER GROUP INDEX
NASDAQ MARKET INDEX

	Fiscal year ended the last day of February					
	2006	2007	2008	2009	2010	2011
HELEN OF TROY LIMITED	100.00	115.74	78.91	50.17	120.79	**139.58**
PEER GROUP INDEX	100.00	123.93	132.25	94.88	141.13	**151.76**
NASDAQ MARKET INDEX	100.00	105.91	99.57	60.39	98.11	**121.90**

The Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to the liabilities of Section 18 under the Exchange Act. In addition, it shall not be deemed incorporated by reference by any statement that incorporates this annual report on Form 10-K by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent that we specifically incorporate this information by reference.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated statements of income data for the years ended on the last day of February 2011, 2010 and 2009, and the selected consolidated balance sheet data as of the last day of February 2011 and 2010, have been derived from our audited consolidated financial statements included in this report. The selected consolidated statements of income data for the years ended on the last day of February 2008 and 2007, and the selected consolidated balance sheet data as of the last day of February 2009, 2008 and 2007, have been derived from our audited consolidated financial statements which are not included in this report. This information should be read together with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those statements included in this report. All currency amounts are denominated in U.S. Dollars.

Years Ended The Last Day of February,
(in thousands, except per share data)

	2011 (1)(2)	2010 (3)	2009	2008 (4)(5)	2007
Statements of Income Data:					
Sales revenue, net	**$ 777,043**	$ 647,626	$ 622,745	$ 652,548	$ 634,932
Cost of goods sold	**427,797**	368,470	367,343	370,853	355,552
Gross profit	**349,246**	279,156	255,402	281,695	279,380
Selling, general and administrative expense	**235,341**	188,887	188,344	207,771	208,964
Operating income before impairments	**113,905**	90,269	67,058	73,924	70,416
Asset impairment charges	**2,161**	900	107,274	4,983	-
Gain on sale of land	**-**	-	-	(3,609)	-
Operating income (loss)	**111,744**	89,369	(40,216)	72,550	70,416
Nonoperating income, net	**577**	1,046	2,438	3,748	2,643
Interest expense	**(9,693)**	(10,310)	(13,687)	(15,025)	(17,912)
Income (loss) before income taxes	**102,628**	80,105	(51,465)	61,273	55,147
Income tax expense (benefit)	**9,323**	8,288	5,328	(236)	5,060
Net income (loss)	**$ 93,305**	$ 71,817	$ (56,793)	$ 61,509	$ 50,087
Per Share Data:					
Basic	**$ 3.04**	$ 2.38	$ (1.88)	$ 2.01	$ 1.66
Diluted	**$ 2.98**	$ 2.32	$ (1.88)	$ 1.93	$ 1.58
Weighted average shares of common stock used in computing net earnings (loss) per share					
Basic	**30,669**	30,217	30,173	30,531	30,122
Diluted	**31,355**	30,921	30,173	31,798	31,717

ITEM 6. SELECTED FINANCIAL DATA, CONTINUED

Last Day of February,
(in thousands)

	2011 (1)(2)	2010 (3)	2009	2008 (4)(5)	2007
Balance Sheet Data:					
Working capital	$ **121,510**	$ 254,060	$ 233,218	$ 276,304	$ 238,131
Total assets	**1,240,524**	834,733	822,126	911,993	906,272
Long-term debt	**178,000**	131,000	134,000	212,000	240,000
Stockholders' equity (6)	**685,549**	583,772	508,693	568,376	527,417
Cash dividends	-	-	-	-	-

(1) Fiscal year 2011 includes two months of operating results from Kaz, which we acquired on December 31, 2010 for a net cash purchase price of $271.50 million subject to certain future adjustments. The acquisition was funded with $77.50 million of cash and $194.00 million in short- and long-term debt. In connection with the acquisition, we recorded $31.45 million of net working capital, $4.08 million of property and equipment, $246.25 million of goodwill and other intangible assets, $12.38 million in deferred tax assets, $3.10 million in other assets, $24.30 million in deferred tax liabilities and $1.45 million in liabilities for uncertain tax positions. See Notes (5), (6), (7), (8), (9), (18) and (19) to our accompanying consolidated financial statements for more information regarding the Kaz acquisition.

(2) Fiscal year 2011 includes eleven months of operating results from the Pert Plus hair care and Sure antiperspirant brands, which we acquired on March 31, 2010 for a net cash purchase price of $69.00 million including the assumption of certain liabilities. The acquisition was funded with cash. In connection with the acquisition, we recorded $4.90 million of net working capital, $0.73 million of fixed assets, and $63.37 million of goodwill, trademarks and other intangible assets.

(3) Fiscal year 2010 and thereafter includes the results of operations of Infusium, which we acquired on March 31, 2009 for a cash purchase price of $60.00 million. The acquisition was funded with cash. At acquisition, we recorded $19.70 million of goodwill, $18.70 million of trademarks, $21.00 million for a customer list and $0.6 million of patent rights.

(4) Fiscal year 2008 and thereafter includes the results of operations of Belson Products, which we acquired on May 1, 2007 for a net cash purchase price of $36.50 million including the assumption of certain liabilities. The acquisition was funded with cash. In connection with the acquisition, we recorded $13.98 million of working capital, $0.14 million of fixed assets, and $22.38 million of goodwill, trademarks and other intangible assets.

(5) During fiscal 2008, we settled certain tax disputes with the Hong Kong Inland Revenue Department, and the U.S. Internal Revenue Service (the "IRS"). As a result of these settlements, we recorded tax benefits totaling $9.31 million during fiscal 2008. These benefits represent the reversal of tax provisions previously established for the periods under dispute. See Note (9) to our accompanying consolidated financial statements for more information on our income taxes.

(6) For the fiscal years ended 2011, 2010, 2009 and 2008, we repurchased and retired 87,733, 1,485,757, 574,365 and 1,095,392 shares of common stock at a total purchase price of $2.03, $30.57, $7.42 and $26.00 million, respectively. No shares of common stock were repurchased during the fiscal 2007.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the other sections of this report, including Part I, Item 1., "Business"; Part II, Item 6., "Selected Financial Data"; and Part II, Item 8., "Financial Statements and Supplementary Data." The various sections of this MD&A contain a number of forward-looking statements, all of which are based on our current expectations. Actual results may differ materially due to a number of factors, including those discussed on page 5 of this report in the section entitled "Information Regarding Forward-Looking Statements," Item 1A., "Risk Factors," and in Item 7A., "Quantitative and Qualitative Disclosures About Market Risk."

OVERVIEW

In fiscal 2011, Helen of Troy continued to see slowly improving global macroeconomic conditions compared to the prior year. While we believe a modest recovery is underway domestically, we believe the recovery has been much slower internationally. Our net sales revenues were negatively impacted by certain trends in consumer spending, including the consumers' focus on moderate and value-priced merchandise. In addition, the impact of recent events, including the March 2011 Japanese earthquake's potential impact on our global supply chain, the impact of Middle East tensions and related political instabilities on fuel and transportation prices, uncertainties regarding the direction of foreign currency markets and the cost and availability of materials used in some of our products continue to keep us cautious regarding our outlook for fiscal 2012.

Our most significant developments during fiscal 2011 centered around our acquisitions, which included the following:

- On March 31, 2010, we completed the acquisition of certain assets and liabilities of the Pert Plus hair care and Sure antiperspirant and deodorant businesses from Innovative Brands, LLC for a net cash purchase price of $69.00 million, which we paid with cash on hand. Pert Plus enjoys a long history as a leading brand in the $2 billion U.S. shampoo category through its pioneering development of the 2-in-1 shampoo and conditioner combination technology. Sure is one of the leading brands in the $1.7 billion U.S. anti-perspirant and deodorant category, well known for its product efficacy and value to both women and men. We market Pert Plus and Sure products primarily into retail trade channels. In the second quarter of fiscal 2011, we substantially completed the integration of this acquisition into our operations.

- On December 31, 2010, we completed the merger of Kaz under the terms of an Agreement and Plan of Merger dated December 8, 2010, among us, Helen of Troy Texas Corporation, our wholly-owned subsidiary, KI Acquisition Corp., our indirect wholly-owned subsidiary, Kaz, and certain shareholders of Kaz. Pursuant to the terms of the merger agreement, all of the shares of capital stock of Kaz were cancelled and converted into a total cash purchase price of $271.50 million, subject to certain future adjustments. The acquisition was funded with $77.50 million of cash and $194.00 million in short- and long-term debt. Based in Southborough, Massachusetts, Kaz is a world leader in providing a broad range of consumer products in two primary product categories consisting of healthcare and home environment. Kaz sources, markets and distributes a number of well-recognized brands including: Vicks, Braun, Kaz, Smart-Temp, SoftHeat, Honeywell, Duracraft, Protec, Stinger and Nosquito. For further information, see Notes (5), (6), (7), (8), (9), (18) and (19) to our consolidated financial statements.

We expect these acquisitions will help broaden the Company's geographic footprint, expand our relationships with common customers and vendors and expand our customer base worldwide.

Financial Recap of Fiscal 2011

- Consolidated net sales revenue increased 20.0 percent, or $129.42 million, to $777.04 million in fiscal 2011 compared to $647.63 million in fiscal 2010. Acquisitions accounted for an increase of $135.64 million, or 20.9 percentage points, more than offsetting a decline in core business net sales revenue (net sales revenue without acquisitions). Core business net sales revenue declined in fiscal 2011 by $6.23 million, or 0.9 percent. Personal Care segment net sales revenue increased 9.4 percent in fiscal 2011 when compared to fiscal 2010. Housewares segment net sales revenue increased 9.2 percent in fiscal 2011 when compared to fiscal 2010. Healthcare / Home Environment net sales revenues for the two months since acquisition contributed $69.15 million. Our fiscal 2011 net sales revenue includes the unfavorable impact of net foreign exchange fluctuations of $3.62 million compared to fiscal 2010, most of which impacted the Personal Care segment.

- Consolidated gross profit margin as a percentage of net sales revenue increased 1.8 percentage points to 44.9 percent in fiscal 2011 compared to 43.1 percent in fiscal 2010.

- SG&A as a percentage of net sales revenue increased 1.1 percentage points to 30.3 percent in fiscal 2011 compared to 29.2 percent in fiscal 2010.

- Interest expense was $9.69 million in fiscal 2011 compared to $10.31 million in fiscal 2010. The decrease in interest expense was principally due to lower average amounts of debt outstanding in fiscal 2011 prior to the Kaz acquisition, when compared to fiscal 2010.

- Income tax expense was $9.32 million in fiscal 2011 compared to $8.29 million in fiscal 2010.

- Our net income of $93.31 million in fiscal 2011 compares to net income of $71.82 million in fiscal 2010. Diluted earnings per share was $2.98 in fiscal 2011 compared to $2.32 in fiscal 2010.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, our selected operating data, in U.S. Dollars, as a percentage of net sales revenue, and as a year-over-year percentage change.

	Fiscal Years Ended (in thousands)			% of Sales Revenue, net (1)			% Change	
	2011	2010	2009	2011	2010	2009	11/10	10/09
Sales revenue by segment, net								
Personal Care	**$491,215**	$ 449,151	$ 447,244	63.2%	69.4%	71.8%	9.4%	0.4%
Housewares	**216,681**	198,475	175,501	27.9%	30.6%	28.2%	9.2%	13.1%
Healthcare / Home Environment (two months in 2011)	**69,147**	-	-	8.9%	*	*	*	*
Total sales revenue, net	**777,043**	647,626	622,745	100.0%	100.0%	100.0%	20.0%	4.0%
Cost of goods sold	**427,797**	368,470	367,343	55.1%	56.9%	59.0%	16.1%	0.3%
Gross profit	**349,246**	279,156	255,402	44.9%	43.1%	41.0%	25.1%	9.3%
Selling, general and administrative expense	**235,341**	188,887	188,344	30.3%	29.2%	30.2%	24.6%	0.3%
Operating income before impairments	**113,905**	90,269	67,058	14.7%	13.9%	10.8%	26.2%	34.6%
Asset impairment charges	**2,161**	900	107,274	0.3%	0.1%	17.2%	*	*
Operating income (loss)	**111,744**	89,369	(40,216)	14.4%	13.8%	-6.5%	25.0%	*
Other income (expense):								
Nonoperating income, net	**577**	1,046	2,438	0.1%	0.2%	0.4%	-44.8%	-57.1%
Interest expense	**(9,693)**	(10,310)	(13,687)	-1.2%	-1.6%	-2.2%	-6.0%	-24.7%
Total other income (expense)	**(9,116)**	(9,264)	(11,249)	-1.2%	-1.4%	-1.8%	-1.6%	-17.6%
Income (loss) before income taxes	**102,628**	80,105	(51,465)	13.2%	12.4%	-8.3%	28.1%	*
Income tax expense	**9,323**	8,288	5,328	1.2%	1.3%	0.9%	12.5%	55.6%
Net income (loss)	**$ 93,305**	$ 71,817	$ (56,793)	12.0%	11.1%	-9.1%	29.9%	*

* Calculation is not meaningful

(1) Sales revenue percentages by segment are computed as a percentage of the related segment's sales revenue, net to total sales revenue, net. All other percentages are computed as a percentage of total sales revenue, net.

Consolidated Net Sales Revenue:

Consolidated net sales revenue increased $129.42 million, or 20.0 percentage points, in fiscal 2011 compared to fiscal 2010. Acquisitions accounted for an increase of $135.64 million, or 20.9 percentage points, more than offsetting a decline in core business net sales revenue (net sales revenue without acquisitions). Core business net sales revenue showed an overall decline in fiscal 2011 of $6.23 million, or 0.9 percent, which includes most of the unfavorable impact of net foreign exchange fluctuations of $3.62 million compared to fiscal 2010. Our Personal Care segment provided 6.5 percentage points of consolidated net sales revenue growth, or an increase of $42.06 million. Personal Care's net sales revenue increased 9.4 percent in fiscal 2011 when compared to fiscal 2010, consisting of unit volume growth of 6.0 percent and an increase of 3.4 percent in average unit selling prices. Our Housewares segment provided 2.8 percentage points of consolidated net sales revenue growth, or an increase of $18.21 million. Housewares' net sales revenue increased 9.2 percent in fiscal 2011 when compared to fiscal 2010, consisting of unit volume growth of 7.6 percent and an increase of 1.6 percent in average unit selling prices. Our Healthcare / Home Environment segment provided 10.7 percentage points of consolidated net sales revenue growth representing two months of activity since acquisition on December 31, 2010. Because Kaz is a very recent acquisition, we have not provided year over year volume and price change information.

Consolidated net sales revenue increased $24.88 million, or 4.0 percentage points, in fiscal 2010 compared to fiscal 2009. New product acquisitions accounted for an increase of $39.00 million, or 6.3 percentage points, more than offsetting the decline in core business net sales revenue (net sales revenue without acquisitions). Core business net sales revenue showed an overall decline in fiscal 2010 of $14.12 million or 2.3 percent, which includes the unfavorable impact of a net foreign exchange losses of $6.26 million compared to fiscal 2009. Our Personal Care segment provided 0.3 percentage points of consolidated net sales revenue growth, or an increase of $1.91 million. Personal Care's net sales revenue increased 0.4 percent in fiscal 2010 when compared to fiscal 2009, consisting of a 2.2 percent unit volume decline offset by a 2.6 percent average unit selling price increase. Our Housewares segment provided 3.7 percentage points of consolidated net sales revenue growth, or an increase of $22.97 million. Housewares' net sales revenue increased 13.1 percent in fiscal 2010 when compared to fiscal 2009, consisting of unit volume growth of 7.7 percent and an increase of 5.4 percent in average unit selling prices.

The following table summarizes, for the periods indicated, the impact that acquisitions had on our net sales revenue:

IMPACT OF ACQUISITION ON SALES REVENUE, NET
(in thousands)

	Fiscal Years Ended		
	2011	2010	2009
Prior year's sales revenue, net	$ **647,626**	$ 622,745	$ 652,548
Components of sales revenue change, net			
Core business	**(6,227)**	(14,118)	(36,640)
Acquisitions (non-core busines sales revenue, net):			
Belson (two months in fiscal 2009)	**-**	-	4,130
Ogilvie (seven and five months in fiscal 2010 and 2009, respectively)	**-**	4,810	2,707
Infusium (one and eleven months in fiscal 2011and 2010, respectively)	**2,367**	34,189	-
Pert Plus & Sure (eleven months in fiscal 2011)	**64,130**	-	-
Healthcare / Home Environment (two months in fiscal 2011)	**69,147**	-	-
Change in sales revenue, net	**129,417**	24,881	(29,803)
Sales revenue, net	$ **777,043**	$ 647,626	$ 622,745
Total sales revenue growth, net	**20.0%**	4.0%	-4.6%
Core business	**-0.9%**	-2.3%	-5.6%
Acquisitions	**20.9%**	6.3%	1.0%

In the above table, core business is net sales revenue associated with product lines or brands after the first twelve months from the date the product line or brand was acquired. Net sales revenue from internally developed brands or product lines are always considered core business. Net sales revenue from acquisitions is net sales revenues associated with product lines or brands that we have acquired and operated for less than twelve months during each period presented.

Segment Net Sales Revenue:

SALES REVENUE, NET BY SEGMENT
(dollars in thousands)

	Fiscal Years Ended		$ Change			% Change		
	2011	2010	**Volume**	**Price**	**Net**	**Volume**	**Price**	**Net**
Sales revenue, net:								
Personal Care	**$ 491,215**	$ 449,151	$ 26,715	$ 15,349	$ 42,064	6.0%	3.4%	9.4%
Housewares	**216,681**	198,475	15,143	3,063	18,206	7.6%	1.6%	9.2%
Healthcare / Home Environment (two months in fiscal 2011)	**69,147**	-	69,147	-	69,147	*	*	*
Total sales revenue, net	**$ 777,043**	$ 647,626	$ 111,005	$ 18,412	$ 129,417	17.2%	2.8%	20.0%

	Fiscal Years Ended		$ Change			% Change		
	2010	2009	**Volume**	**Price**	**Net**	**Volume**	**Price**	**Net**
Sales revenue, net:								
Personal Care	**$ 449,151**	$ 447,244	$ (9,736)	$ 11,643	$ 1,907	-2.2%	2.6%	0.4%
Housewares	**198,475**	175,501	13,425	9,549	22,974	7.7%	5.4%	13.1%
Total sales revenue, net	**$ 647,626**	$ 622,745	$ 3,689	$ 21,192	$ 24,881	0.6%	3.4%	4.0%

* Calculation is not meaningful

Personal Care

Our Personal Care segment currently offers products in three categories: appliances; grooming, skin care and hair care solutions; and brushes, combs and accessories.

Fiscal 2011 Net Sales Revenue Compared to Fiscal 2010:

Net sales in our Personal Care segment increased 9.4 percent, or $42.06 million, to $491.22 million in fiscal 2011 compared to $449.15 million in fiscal 2010. Net sales revenue from new product acquisitions included $2.37 million of net sales revenue from our Infusium acquisition, which represents one month of Infusium's fiscal 2011 net sales revenue through the first anniversary of its acquisition, and $64.13 million of net sales revenue from our Pert Plus and Sure acquisition, which represents eleven months of net sales revenue of Pert Plus and Sure products since acquisition. Net sales revenue increases due to these acquisitions were partially offset by $24.43 million of core business net sales revenue declines. These declines occurred in the appliances and accessories product lines, primarily due to a loss of shelf placement for appliances, a loss of a significant customer for accessories, and the negative impact of foreign currency fluctuations. These losses were partially offset by new customer and product distribution. We continued to see significant growth in the curling and specialty iron categories, which were offset by declines in straightening iron and dryer categories. Net sales revenue declines in our retail appliance business were partially offset by net sales revenue gains in our professional appliance business. Declines in our international appliance and accessories business were due to considerably weaker economic conditions than those in the U.S. and were exacerbated by the effect of unfavorable foreign currency fluctuations of $3.62 million across all segments in fiscal 2011. This was due to the continuing impact of a strengthening U.S. Dollar versus most other currencies. Typically, other things being equal, a stronger dollar means that foreign results translate into fewer dollars on a reported basis. Most of this currency impact affected our appliance business sales. We continue to believe that sales revenue performance in our Personal Care segment's product lines will be heavily dependent on improvements in domestic and international employment, housing markets and consumers' personal finances.

Fiscal 2010 Net Sales Revenue Compared to Fiscal 2009:

Net sales in our Personal Care segment increased 0.4 percent, or $1.91 million, to $449.15 million in fiscal 2010 compared to $447.24 million in fiscal 2009. Net sales revenue from acquisitions included $4.81 million of net sales revenue from our Ogilvie products acquisition, which represents 7.7 months of Olgilvie's fiscal 2010 net sales revenue through the first anniversary of their acquisition, and $34.19 million of net sales revenue from our Infusium acquisition, which represented 11 months of net sales revenue of Infusium products since acquisition. Net sales revenue increases due to the Infusium and Ogilvie acquisitions were mostly offset due to the following factors:

- Continued declines in consumer spending throughout the year as a result of the difficult economic environment. When consumers did spend, the general trend was to trade down to lower price points.
- Our largest declines occurred in the straightening iron category, while sales in the curling iron category remained relatively flat due in part to a resurgence of soft curls as a women's fashion trend.
- An unfavorable impact of net foreign exchange losses of $6.26 million, when compared to fiscal 2009. Most of this currency impact affected our appliance business sales in the Personal Care segment.
- Contraction of our retail selling base, particularly smaller regional multi-store and individual accounts due to consolidation, bankruptcy and closures in a weak economy.
- The loss of some appliance placement due to branded and private label competition.

Housewares

Our Housewares segment reports the operations of OXO, whose products include kitchen tools, cutlery, bar and wine accessories, household cleaning tools, food storage containers, tea kettles, trash cans, storage and organization products, gardening tools, kitchen mitts and trivets, barbeque tools, rechargeable lighting products, baby and toddler care products.

Fiscal 2011 Net Sales Revenue Compared to Fiscal 2010:

Net sales revenue in our Housewares segment increased 9.2 percent, or $18.21 million, to $216.68 million in fiscal 2011 compared to $198.48 million in fiscal 2010. Increased unit net sales volume contributed 7.6 percent to net sales revenue growth and higher average unit selling prices contributed 1.6 percent to net sales revenue growth. We experienced growth both internationally and domestically with a disproportionate amount of the growth continuing to occur domestically. Key drivers of this growth include increases in food preparation and bath categories, contributing $14.70 and $3.06 million in net sales revenue growth, respectively, when compared to the prior year.

Future net sales revenue growth in this segment of our business continues to be dependent on new product innovation, continued product line expansion, new sources of distribution, and geographic expansion. The growth rate in the Housewares segment was slower in fiscal 2011 compared to recent years due to the continued maturation of its domestic markets and certain delays in new product introductions. While we believe in the segment's organic growth potential, we remain cautious about its ability to sustain the pace of net sales revenue growth that it has historically experienced. We expect net sales revenue annual growth rates for the segment to stabilize around mid to high single digits in fiscal 2012.

Fiscal 2010 Net Sales Revenue Compared to Fiscal 2009:

Net sales revenue in our Housewares segment increased 13.1 percent, or $22.97 million, to $198.48 million in fiscal 2010 compared to $175.50 million in fiscal 2009. Increased unit net sales volume contributed 7.7 percent to net sales revenue growth and higher average unit selling prices contributed 5.4 percent to net sales revenue growth. We experienced growth both internationally and domestically with a disproportionate amount of the growth occurring domestically. Key drivers of this growth are as follows:

- We began significant shipments of our line of modular wet food storage containers, which complemented our existing line of dry food storage containers introduced late in fiscal 2008. In fiscal 2010, wet food storage containers accounted for $2.34 million of new product net sales revenue, while dry food containers continued to gain market share and accounted for incremental net sales revenue of $11.61 million over fiscal 2009. Other new product introductions accounted for approximately $6.73 million in incremental net sales revenue.

- New distribution contributed $2.12 million in net sales revenue growth, while organic growth within existing accounts contributed the balance of the Housewares segment's net sales revenue increase.

Healthcare / Home Environment:

The Healthcare / Home Environment segment includes two months of operating results from Kaz, which we acquired on December 31, 2010. Net sales for the two months of its operation during fiscal 2011 were $69.15 million. The Healthcare / Home Environment segment's overall seasonal sales pattern is very similar to the Company's historical combined sales pattern.

Geographic Net Sales Revenue:

The following table sets forth, for the periods indicated, our net sales revenue by geographic region, in U.S. Dollars, as a percentage of net sales revenue, and the year-over-year percentage change in each region.

	Fiscal Years Ended (in thousands)			% of Sales Revenue, net (1)			% Change	
	2011	2010	2009	2011	2010	2009	11/10	10/09
Sales revenue, net by geographic region								
United States	**$619,378**	$ 511,027	$ 476,147	79.7%	78.9%	76.5%	21.2%	7.3%
Canada	**40,714**	28,874	28,325	5.3%	4.5%	4.5%	41.0%	1.9%
Europe and other	**78,720**	68,723	76,419	10.1%	10.6%	12.3%	14.5%	-10.1%
Latin America	**38,231**	39,002	41,854	4.9%	6.0%	6.7%	-2.0%	-6.8%
Total sales revenue, net	**$777,043**	$ 647,626	$ 622,745	100.0%	100.0%	100.0%	20.0%	4.0%

(1) Percentages of net sales revenue by geographic region are computed as a percentage of the geographic region's net sales revenue to consolidated total net sales revenue.

In fiscal 2011, the U.S. contributed 16.7 percentage points to growth in our consolidated net sales revenue or $108.35 million. International (Canada, Europe and other, and Latin America) operations contributed 3.3 percentage points to our consolidated net sales revenue growth, or $21.07 million. Canadian operations accounted for a 1.8 percentage point increase in our consolidated net sales revenue, or $11.84 million. Europe and other country operations accounted for a 1.5 percentage point increase in our consolidated net sales revenue, or $10.00 million. Latin American operations accounted for a 0.1 percentage point decrease in our consolidated net sales revenue, or $0.77 million. Our Latin American and European operations continued to be negatively impacted by unfavorable local economies, which are recovering at a slower rate than that of the U.S. Our international net sales revenue performance included the negative effects of year over year foreign exchange fluctuations on net sales revenue of $3.62 million in fiscal 2011, principally due to the weakening of most foreign currencies, with the exception of the Canadian Dollar and Mexican Peso, against the U.S. Dollar. In fiscal 2011, Canada, Europe and other, and Latin American regions accounted for approximately 26, 50 and 24 percent of international net sales revenue, respectively.

In fiscal 2010, the U.S. contributed 5.6 percentage points to growth in our consolidated net sales revenue or $34.88 million, while international operations accounted for a 1.6 percentage point decline. Latin American operations accounted for a 0.5 percentage point decline in our consolidated net sales revenue, or $2.85 million. Canadian operations accounted for a 0.1 percentage point increase in our consolidated net sales revenue, or $0.55 million. Europe and other country operations accounted for a 1.2 percentage point decrease in our consolidated net sales revenue, or $7.70 million. Our Latin American and European operations, in particular their appliance categories, were negatively affected by the impact of slower economic growth when compared with the U.S. Our international net sales revenue performance included the negative effects of year over year foreign exchange fluctuations on net sales revenue of $6.26 million in fiscal 2010, principally due to the weakening of the British Pound and the Mexican Peso against the U.S. Dollar. In fiscal 2010, Canada, Europe and other, and Latin American regions accounted for approximately 21, 50 and 29 percent of international net sales revenue, respectively.

Gross Profit Margins:

Gross profit, as a percentage of net sales revenue, increased to 44.9 percent in fiscal 2011 from 43.1 percent in fiscal 2010. The primary components of the improvement are as follows:

- the impact of commodity price decreases in fiscal 2010 that continue to cycle through cost of goods sold; and
- a change in sales mix as grooming, skin care and hair care solutions products, with comparatively higher margins, became a more significant portion of the Company's overall net sales revenue, particularly as a result of our more recent brand acquisitions.

Our product sourcing mix is heavily dependent on imports from China. During fiscal 2011, the Chinese Renminbi appreciated approximately four percent against the U.S. Dollar. China has suggested that it may change its currency intervention strategy with respect to the U.S. Dollar, which would likely result in a faster rate of appreciation against the U.S. Dollar and increase our product costs over time. In addition, there has been inflationary pressure on raw material, labor and inbound transportation costs. Accordingly, we remain cautious about the expectation of sustained gross profit margin improvement in fiscal 2012. Additionally, because the Healthcare / Home Environment segment operates on lower gross profit margins than those of our other segments, we expect that, in future periods, overall consolidated gross profit margin will be diluted by the Kaz acquisition. For additional information, see Item 1A., "Risk Factors", under the sub-headings: "We are dependent on third-party manufactures, most of which are located in the Far East, and any inability to obtain products from such manufacturers could have a material adverse effect on our business, financial condition and results of operations", "High costs of raw materials and energy may result in increased cost of goods sold and certain operating expenses and adversely affect our results of operations and cash flow" and "Our operating results may be adversely affected by foreign currency exchange rate fluctuations, trade barriers, exchange controls, expropriations and other risks associated with foreign operations".

Gross profit, as a percentage of net sales revenue, increased to 43.1 percent in fiscal 2010 from 41.0 percent in fiscal 2009. The primary components of the improvement are as follows:

- commodity price decreases early in fiscal 2010 that began to cycle through cost of goods sold in the second half of the fiscal year;
- a decrease in inbound freight costs;
- lower sourcing overhead as a result of the streamlining of our Far East sourcing operations;
- customer price increases and product mix improvements in the Housewares segment; and
- the impact of the Infusium and Ogilvie acquisitions, which have comparatively higher margins than the core business.

Selling, general and administrative expense ("SG&A"):

SG&A increased to 30.3 percent of net sales revenue in fiscal 2011 from 29.2 percent in fiscal 2010. SG&A increased primarily due to higher advertising expense in support of new product acquisitions in our Personal Care segment and higher intangible asset amortization as a result of recent acquisitions. Advertising expense was $34.99 million, or 4.5 percent of net sales revenue, in fiscal 2011, compared to $20.77 million, or 3.2 percent of net sales revenue, in fiscal 2010. Intangible asset amortization expense was $9.89 million, or 1.3 percent of net sales revenue, in fiscal 2011, compared to $6.13 million, or 0.9 percent of net sales revenue, in fiscal 2010.

We continue to strive to improve our operations and processes, which we believe will ultimately help drive down costs. We believe our competitive position and the long-term health of our business depends on fulfillment and transportation excellence. Our operations have become increasingly intertwined with our retailers, especially large retailers. The breadth and complexity of the packaging, handling and shipping services continue to escalate in order for us keep our current customers and to pursue opportunities to increase market share. Consequently, it has become increasingly more expensive to do business with many of our customers, and we expect this trend to continue. Our Mississippi and Tennessee distribution centers operate near full capacity. Together, they shipped approximately 72 percent of our consolidated gross sales volume during fiscal 2011. We may experience capacity constraints during peak shipping periods, should we continue to grow our sales revenue through either organic growth or acquisitions. These and other factors, including the costs of integrating Kaz, the risks related to attaining additional operating synergies from the Kaz acquisition, and the ongoing complexities of converting our ERP system to a more updated version of our software provider's system, with the attendant risks of project delays or deployment disruptions, could cause delays in the delivery of our products and increases in shipping and storage costs. Accordingly, we are cautious about the expectation of SG&A cost improvements in fiscal 2012.

SG&A decreased to 29.2 percent of net sales revenue in fiscal 2010 from 30.2 percent in fiscal 2009. A decrease in advertising expense to $20.77 million, or 3.2 percent of net sale revenue in fiscal 2010, compared to $24.45 million, or 3.9 percent of revenue in fiscal 2009, was the most significant reason for the decline. Additional operating cost improvements in 2010 were partially offset by increases in incentive compensation expense due to year-over-year improvement in overall financial results and higher intangible asset amortization as a result of acquisitions.

Operating income before impairments by segment:

Operating income before impairments by segment for fiscal 2011, 2010 and 2009 was as follows:

	Fiscal Years Ended (in thousands)			% of Sales Revenue, net (1)			% Change	
	2011	2010	2009	2011	2010	2009	11/10	10/09
Personal Care	**$ 63,368**	$ 46,515	$ 41,432	12.9%	10.4%	9.3%	36.2%	12.3%
Housewares	**46,017**	43,754	25,626	21.2%	22.0%	14.6%	5.2%	70.7%
Healthcare / Home Environment (two months in 2011)	**4,520**	-	-	6.5%	*	*	*	*
Total operating income before impairments	**$113,905**	$ 90,269	$ 67,058	14.7%	13.9%	10.8%	26.2%	34.6%

* Calculation is not meaningful

(1) Percentages by segment are computed as a percentage of the segments' net sales revenue.

Operating income before impairments for each operating segment is computed based on net sales revenue, less cost of goods sold and any SG&A associated with the segment. The SG&A used to compute each segment's operating profit are comprised of SG&A directly associated with the segment, plus overhead expenses that are allocable to the operating segment. The two months operations of the Healthcare / Home Environment segment's operations included in our fiscal 2011 consolidated statement of income do not include any allocation of corporate overhead. As the Healthcare / Home Environment segment is further integrated into our operating structure, we expect to make an allocation of corporate overhead to it. When we decide such allocations are appropriate, there may be some reduction in the operating income of the Healthcare / Home Environment segment offset by increases in operating income of the Personal Care and

Housewares segments. The extent of this potential operating income impact between the segments has not yet been determined.

Personal Care

The Personal Care segment's operating income before impairments increased $16.85 million, or 36.2 percent, for fiscal 2011 compared to fiscal 2010.

The increase in operating income before impairments in fiscal 2011 when compared to fiscal 2010, was primarily due to an overall improvement in gross margin combined with the favorable impact of the Pert Plus, Sure and Infusium acquisitions on the sales and profitability of our domestic grooming, skin care and hair care solutions products lines.

The increase in operating income before impairments in fiscal 2010 when compared to fiscal 2009, was primarily due to a slight increase in net sales revenue and an overall decrease in cost of goods sold, partially offset by increased SG&A costs.

Housewares

The Housewares segment's operating income before impairments increased $2.26 million, or 5.2 percent, for fiscal 2011 compared to fiscal 2010. Lower operating income growth when compared to the growth in the prior fiscal year was due to higher operating expenses and a slight overall decrease in gross margin due to higher than usual close-out sales, increased inbound freight and commodity costs and product mix changes.

The Housewares segment's operating income before impairment increased $18.13 million, or 70.7 percent, for fiscal 2010 compared to fiscal 2009. The operating income increase in fiscal 2010 when compared to fiscal 2009 was primarily due to the combined effects of higher net sales revenue due to increased unit volume and unit selling price increases, certain unit cost of goods sold reductions and lower bad debt expense due to the impact of the Linens 'n Things bankruptcy in fiscal 2009.

Healthcare / Home Environment

The Healthcare / Home Environment segment reports two months of operating results from Kaz, which we acquired on December 31, 2010. The segment operates on lower overall gross margins than the Personal Care and Housewares segments, which is the principal reason for its lower overall operating profit. In addition, the size and weight of the product shipped, particularly in the home environment product categories, results in higher overall outbound freight charges as a percentage of net sales revenue than those incurred in the Personal Care and Housewares segments.

Impairment charges:

The Company conducts its annual test of impairment of goodwill and indefinite-lived intangible assets in the first quarter of each fiscal year. The Company also tests for impairment if events or circumstances indicate a more frequent evaluation is necessary.

Impairments in the Fourth Quarter of Fiscal 2011 - In the Housewares segment, as a result of continued net sales revenue declines associated with rechargeable lighting products, management performed a reassessment of the category's long-term earnings prospects and decided to exit the category. As a result, the Company wrote down the carrying value of the associated inventory, and wrote off all related trademark and patent costs. The various adjustments were recorded as a non-cash impairment charge of $0.75 million ($0.70 million after tax). In the Personal Care segment, based upon continued net sales revenue declines and the future market growth prospects for certain professional product trademarks, the Company performed interim impairment testing using a revised outlook for the brands. As a result of its testing, the Company recorded a non-cash impairment charge of $0.91 million ($0.89 million after tax). The charge was related to trademarks, which were written down to fair value, determined on the basis of future discounted cash flows using the relief from royalty valuation method.

Annual Impairment Testing in the First Quarter of Fiscal 2011 - The Company performed its annual evaluation of goodwill and indefinite-lived intangible assets for impairment during the first quarter of fiscal 2011. As a result of its testing, the Company recorded a non-cash impairment charge of $0.50 million ($0.49 million after tax). The charge was related to trademarks in our Personal Care segment that were written down to fair value, determined on the basis of future discounted cash flows using the relief from royalty valuation method.

Impairments in the Second Quarter of Fiscal 2010 - During the fiscal quarter ended August 31, 2009, a significant customer decided to discontinue carrying a trademarked line of certain skin care products. Sales to this customer accounted for a substantial portion of the total sales of the trademark, and accordingly, non-cash impairment charges were recorded to write off the remaining $0.90 million ($0.89 million after tax) in carrying value of the associated trademark.

Annual Impairment Testing in the First Quarter of Fiscal 2010 - The Company performed its annual evaluation of goodwill and indefinite-lived intangible assets for impairment during the first quarter of fiscal 2010. As a result of its testing, the Company concluded no further impairments had occurred since the fourth quarter of fiscal 2009, when interim testing was performed and a total non-cash impairment charge of $99.51 million ($99.06 million after tax) was recorded.

Additional Impairment Testing in the Fourth Quarter of Fiscal 2009 – As a result of the continued deterioration of economic conditions during the second half of fiscal 2009, the Company evaluated the impact of these conditions and other developments on its reporting units to assess whether impairment indicators were present that would require interim impairment testing. During the latter half of the third quarter of fiscal 2009, the Company's total market capitalization began to decline below the Company's consolidated stockholders' equity balance at November 30, 2008. When the Company's total market capitalization remains below its consolidated stockholders' equity balance for a sustained period of time, this may be an indicator of potential impairment of goodwill and other intangible assets. Because this condition continued throughout the balance of the fourth quarter of fiscal 2009, the Company determined that the carrying amount of our goodwill and other intangible assets might not be recoverable and performed additional impairment testing as of February 28, 2009.

In total, we recorded non-cash impairment charges of $99.51 million ($99.06 million after tax) in the fourth quarter of fiscal 2009. This consisted of non-cash, pre-tax impairment charges of $46.49 million against goodwill and $2.75 million against a trademark in our Personal Care segment's Appliances and Accessories reporting unit and $50.27 million against certain trademarks and an indefinite-lived license held by our Grooming, Skin Care and Hair Care Solutions reporting unit. The impairment for these reporting units was due to a decrease in the fair value of forecasted cash flows, and other market conditions reflecting the continued deterioration of the domestic and global economies and the declines in retail sales activity.

For fiscal 2009, no impairment charges were required for our Housewares segment as this reporting unit's estimated fair value of total net assets including recorded goodwill, trademarks and other intangible assets, exceeded their carrying values as of the date of the evaluation. We acquired the Housewares reporting unit on June 1, 2004. Since that time, it has experienced annual growth rates ranging from 6.9 to 26.0 percent with an average annual compound revenue growth rate of 15 percent over the last five years. This reporting unit generated operating income as a percentage of net sales revenue ranging from 14.6 to 27.9 percent from fiscal 2005 to fiscal 2009, which was significantly higher than comparable percentages in our other reporting units over the same periods. While considering the relative strength of Housewares reporting unit's revenue and earnings metrics, we assumed a normal range of new product introductions and line extensions in the reporting unit based on historical levels, and that benefits from operating leverage will continue to allow for compound earnings growth rates that are appreciably higher than compound revenue growth rates.

Management believes that a significant portion of the decline in the Company's common stock price in the period of time surrounding February 28, 2009 was related to the deterioration in general economic conditions, a loss of consumer confidence, and instability in the financial markets, and is not reflective of the combined underlying future cash flows of the reporting units.

Annual Impairment Testing in the First Quarter of Fiscal 2009 - The Company performed its annual impairment tests of its goodwill and trademarks during the first quarter of fiscal 2009. This resulted in non-cash impairment charges of $7.76 million ($7.61 million after tax) on certain intangible assets associated with our Personal Care segment recognized during the first quarter of fiscal 2009. The charges were recorded in the Company's consolidated statements of income as a component of operating income (loss). The impairment charges reflected the amounts by which the carrying values of the associated assets exceeded their estimated fair values at the time of the analysis. The fair values of the assets were primarily determined using discounted cash flow models. The decline in the fair value of the affected trademarks described above resulted from lower sales expectations on certain lower volume brands as a result of management's strategic decision to reduce advertising and other resources dedicated to those brands, combined with a lower overall expectation of net sales revenue driven by our near-term outlook for the economy and projected declines in consumer retail spending levels.

Interest expense and Nonoperating income (expense):

Interest expense decreased to $9.69 million in fiscal 2011 compared to $10.31 million in fiscal 2010. The decrease in interest expense was principally due to lower overall average amounts of debt outstanding in fiscal 2011 compared to fiscal 2010 prior to the acquisition of Kaz on December 31, 2010. The Kaz acquisition was financed with $194.00 million of floating-rate short- and fixed-rate long-term debt. As a result, we expect higher interest costs in fiscal 2012.

Interest expense decreased to $10.31 million in fiscal 2010 compared to $13.69 million in fiscal 2009. The decrease in interest expense was principally due to lower amounts of debt outstanding due to the scheduled retirement of $78.00 million of long-term debt during the year, when compared to fiscal 2009.

Nonoperating income was $0.58, $1.05 and $2.44 million in fiscal 2011, 2010 and 2009, respectively. The following schedule shows key components of nonoperating income (expense):

	Fiscal Years Ended (in thousands)			% of Sales Revenue, net (1)			% Change	
	2011	2010	2009	2011	2010	2009	11/10	10/09
Nonoperating income (expense):								
Interest income	**$ 532**	$ 566	$ 2,719	0.1%	0.1%	0.4%	-6.0%	-79.2%
Realized and unrealized gain (losses) on securities	**4**	420	(201)	0.0%	0.1%	0.0%	*	*
Miscellaneous other income (expense), net	**41**	60	(80)	0.0%	0.0%	0.0%	-31.7%	*
Total nonoperating income	**$ 577**	$ 1,046	$ 2,438	0.1%	0.2%	0.4%	-44.8%	-57.1%

* Calculation is not meaningful

(1) Sales percentages are computed as a percentage of total net sales revenue.

Interest income, while essentially flat for fiscal 2011 compared to fiscal 2010, decreased to $0.57 million in fiscal 2010 compared to $2.72 million in fiscal 2009 due to a combination of lower average levels of investable funds on hand during fiscal 2010 and comparatively lower interest rates earned during the year when compared to fiscal 2009.

Income tax expense:

Our fiscal 2011, 2010 and 2009 income tax expense was $9.32, $8.29 and $5.33 million, respectively, and our effective tax rates were 9.1, 10.3 and 10.4 percent, respectively. In any given year, there may be significant transactions or events that are incidental to our core businesses and that by a combination of their nature and jurisdiction, can have a disproportionate impact on our reported effective tax rates. Without these transactions, the trend in our effective tax rates would follow a more normalized pattern. The decrease in our effective tax rate in fiscal 2011 compared to fiscal 2010 is due primarily to the reversal of reserves for uncertain tax positions, based on settlements with tax authorities and the lapse of the statute of limitations.

Net Income:

Our net income was $93.31 million for fiscal 2011 compared to $71.82 million for fiscal 2010. Our diluted earnings per share increased $0.66 to $2.98 for fiscal 2011 compared to a $2.32 for fiscal 2010.

Our net income was $71.82 million for fiscal 2010 compared to a net loss of $56.79 million for fiscal 2009. Our diluted earnings per share was $2.32 for fiscal 2010 compared to a diluted loss per share of ($1.88).

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

Selected measures of our liquidity and capital resources for fiscal years ended 2011 and 2010 are shown below:

	Fiscal Years Ended	
	2011	**2010**
Accounts Receivable Turnover (Days) (1)	**64.7**	65.3
Inventory Turnover (Times) (1)	**2.7**	2.5
Working Capital *(in thousands)*	**$121,510**	$254,060
Current Ratio	**1.4 : 1**	3.4 : 1
Ending Debt to Ending Equity Ratio (2)	**44.1%**	23.0%
Return on Average Equity (1)	**14.8%**	13.2%

(1) Accounts receivable turnover, inventory turnover and return on average equity computations use 12 month trailing net sales revenue, cost of goods sold or net income components as required by the particular measure. The current and four prior quarters' ending balances of accounts receivable, inventory and equity are used for the purposes of computing the average balance component as required by the particular measure.

(2) Debt is defined as all debt outstanding at the balance sheet date. This includes the sum of the following lines on our consolidated balance sheets: "Revolving line of credit","Long-term debt, current maturities" and "Long-term debt, excluding current maturities." For further information regarding this financing, see Notes (6), (8), (10), (11) and (12) to our consolidated financial statements and our discussion below under "Financing Activities."

Operating Activities:

Operating activities provided $87.43 million of cash during fiscal 2011 compared with $152.10 million in fiscal 2010. The decrease in operating cash flow was principally due to the timing of fluctuations in working capital components, particularly an increase in inventory, exclusive of acquisitions, when compared year-over-year.

Our accounts receivable increased $78.68 million to $188.40 million at the end of fiscal 2011, due in large part to the Kaz acquisition. Our accounts receivable turnover improved slightly to 64.7 days from 65.3 days in fiscal 2010.

Inventory increased $93.21 million to $217.23 million at the end of fiscal 2011, while our inventory turnover improved slightly to 2.7 times per year from 2.5 times per year in fiscal 2010. The increase in inventory was due to the addition of $67.30 million in inventories from acquired businesses during fiscal 2011.

Working capital decreased to $121.51 million at the end of fiscal 2011, compared to $254.06 million at the end of fiscal 2010. Our current ratio decreased to 1.4:1 at the end of fiscal 2011, compared to 3.4:1 at the end of fiscal 2010. The decrease in our working capital and current ratio was primarily due to the following activities:

- $50.00 million of long-term debt scheduled to mature in June 2011, which became classified as a current liability during the quarter ended August 31, 2010;

- The use of $146.50 million of cash generated from operations to fund business acquisitions during the fiscal year; and

- An increase of $71.00 million in short-term debt, which was used to finance the Kaz acquisition.

Operating activities provided $152.10 million of cash during fiscal 2010 compared with $21.93 million in fiscal 2009. The increase in operating cash flow was principally due to the combination of higher net income in fiscal 2010 compared to fiscal 2009, after excluding the impact of non-cash impairment charges from both 2010 and 2009, lower inventory and higher accounts payable and accrued expenses at the end of fiscal 2010 when compared to the same balances at end of fiscal 2009.

In fiscal 2010, our accounts receivable increased $6.17 million to $109.72 million while our accounts receivable turnover improved to 65.3 days from 68.3 days in fiscal 2009.

Inventories decreased $45.76 million to $124.02 million at the end of fiscal 2010 when compared to $169.78 million at the end of fiscal 2009. Ending fiscal 2009 inventories were much higher than normal due to weak sales in the second half of fiscal 2009. Particularly, in the third quarter of fiscal 2009, retailers reduced their inventories to historically low levels in anticipation of a weak promotional holiday selling season. It was our plan, as stated in our annual report for fiscal 2009, to reduce our inventories from 2009 levels throughout fiscal 2010 and we believe we executed well against this plan.

Working capital increased to $254.06 million at the end of fiscal 2010, compared to $233.22 million at the end of fiscal 2009. Our current ratio increased to 3.4:1 at the end of fiscal 2010, compared to 2.4:1 at the end of fiscal 2009. The increase in our working capital and current ratio was primarily caused by positive cash provided by operating activities during fiscal 2010 and the payoff of our $75.00 million, 5 year Senior Notes that matured in June 2009, which were classified as a current liability at February 28, 2009, partially offset by a reduction in inventories.

Investing Activities:

In fiscal 2011, investing activities used $340.44 million of cash compared with $66.43 million used in fiscal 2010 and $32.38 million provided in fiscal 2009.

Significant highlights of our fiscal 2011 investing activities:

- We spent $2.26 million on molds and tooling, $1.20 million on information technology infrastructure, $0.36 million on internally developed patents and $0.81 million on recurring capital additions and replacements.

- We spent $69.00 million to acquire certain assets, trademarks, customer lists, distribution rights, patents, goodwill, and formulas of the Pert Plus hair care and Sure antiperspirant and deodorant business for our Personal Care segment.

- We paid $271.50 million to acquire Kaz, including our current estimate for working capital adjustments, which became a new reporting segment that gave us entry into the healthcare and home environment product categories.

- We liquidated $0.35 million of ARS at par.

Significant highlights of our fiscal 2010 investing activities:

- We spent $2.67 million on molds and tooling, $3.59 million on information technology infrastructure, including $2.46 million principally to purchase additional ERP software licenses.
- We spent $60.00 million to acquire certain assets, trademarks, customer lists, distribution rights, patents, goodwill, and formulas of the Infusium hair care products line for our Personal Care segment.
- We sold substantially all of our trading securities, generating $1.00 million in cash, and liquidated $0.25 million of ARS at par.

Significant highlights of our fiscal 2009 investing activities:

- We spent $1.51 million on molds and tooling, $1.09 million on information technology infrastructure and $2.11 million on building improvements, primarily for new office space for our Housewares segment.
- We spent $4.77 million to acquire the Ogilvie trademark for our Personal Care segment.
- We liquidated $41.18 million of investments in ARS at par.
- We received net proceeds from the sale of property, plant and equipment, primarily from the sale of fractional shares in two corporate jets, of approximately $2.61 million.

Financing Activities:

During fiscal 2011, financing activities provided $170.00 million of cash compared to $78.13 and $9.48 million used in fiscal 2010 and fiscal 2009, respectively.

Significant highlights of our fiscal 2011 financing activities:

- We entered in to a new revolving credit agreement borrowing $94.00 million to partially fund the Kaz acquisition, partially offset by subsequent repayments of $23.00 million of the principal amount borrowed.
- We issued $100.00 million in new senior notes to partially fund the Kaz acquisition.
- We incurred $3.90 million in debt acquisition costs in connection with the financing transactions highlighted above.
- We paid a $3.00 million principal installment on our fixed rate senior debt.
- Employees and directors exercised options to purchase 318,401 shares of common stock in cash transactions, providing $7.12 million of cash and related tax benefits. Employees also purchased 24,601 shares of common stock through our employee stock purchase plan, providing $0.48 million of cash.
- We repurchased and retired 80,000 shares of common stock at a total purchase price of $1.80 million, for a $22.49 per share average price.

Significant highlights of our fiscal 2010 financing activities:

- We repaid $78.00 million of principal on senior notes.
- We repurchased and retired 47,648 shares of common stock at a total purchase price of $0.42 million, for an $8.80 per share average price.
- Employees and directors exercised options to purchase 141,800 shares of common stock in cash transactions, providing $2.19 million of cash and related tax benefits. Employees also purchased 28,782 shares of common stock through our employee stock purchase plan, providing $0.35 million of cash.

- In addition, options to purchase 2,000,000 shares of common stock were exercised during the year in non-cash transactions in which our chief executive officer tendered 1,438,109 shares of common stock having a market value of $30.15 million as payment of the exercise price and related federal tax obligations for the exercise of options. The exercise of these options resulted in the payment of $7.17 million of related federal income and payroll taxes and resulted in $4.83 million in tax benefits.

Significant highlights of our fiscal 2009 financing activities:

- We paid a $3.00 million principal installment on our fixed rate senior debt.
- Employees and directors exercised options to purchase 47,907 shares of common stock, providing $0.52 million in cash and related tax benefits. Employees also purchased 30,743 shares of common stock through our employee stock purchase plan, providing $0.34 million of cash.
- We purchased and retired a total of 574,365 shares of common stock on the open market at a total purchase price of $7.42 million.

Revolving Credit Agreement and Other Debt Agreements:

In June 2004, we entered into a Credit Agreement (the "2004 RCA") with Bank of America, N.A. that provided for a total revolving commitment of up to $50.00 million. On December 30, 2010, we terminated the 2004 RCA in connection with our acquisition of Kaz, and entered into a new Credit Agreement (the "2010 RCA") with Bank of America, N.A. For additional information regarding the terms and conditions of the 2010 RCA, see Note (6) to the accompanying consolidated financial statements. For additional information regarding our acquisition of Kaz, see Note (5) to the accompanying consolidated financial statements.

The 2010 RCA provides for an unsecured revolving commitment of up to $150.00 million, subject to the terms and limitations described below. The commitment under the 2010 RCA terminates on December 30, 2015. We also simultaneously entered into a $100.00 million unsecured Term Loan Credit Agreement (the "TLCA") with Bank of America, N.A. The TLCA was short-term bridge financing, which was subsequently repaid on January 12, 2011 using the proceeds of new long-term financing described below. The following table summarizes the sources and consideration paid for Kaz, including an adjustment for estimated closing date working capital.

KAZ - SOURCES OF CONSIDERATION PAID AT DECEMBER 31, 2010
(in thousands)

Cash	$	77,498
Advances under the 2010 RCA		94,000
Loans under the TLCA		100,000
Total consideration paid	$	271,498

Borrowings under the 2010 RCA accrue interest at a "Base Rate" plus a margin of 0.25 to 1.375 percent per annum based on the Leverage Ratio (as defined in the 2010 RCA) at the time of borrowing. The base rate is equal to the highest of the Federal Funds Rate (as defined in the 2010 RCA) plus 0.50 percent, Bank of America's prime rate or the one month LIBOR rate plus 1 percent. Alternatively, if we elect, borrowings accrue interest based on the respective 1, 2, 3, or 6-month LIBOR rate plus a margin of 1.25 to 2.375 percent per annum based upon the Leverage Ratio at the time of the borrowing. We incur loan commitment fees at a rate ranging from 0.30 to 0.50 percent per annum on the unused balance of the 2010 RCA. We incur letter of credit fees under the 2010 RCA at a rate ranging from 1.25 to 2.375 percent per annum on the face value of any letter of credit. Outstanding letters of credit reduce the borrowing availability under the 2010 RCA on a dollar for dollar basis. The TLCA accrues interest at the "Base Rate" plus a margin of 2.00 percent per annum, or alternatively, if we elect, at the one month LIBOR rate plus a margin of 3.00 percent per annum. The 2010

RCA and our other debt are unconditionally guaranteed, on a joint and several basis, by the Company and certain of its subsidiaries. As of February 28, 2011, there were $71.00 million in revolving loans and $1.30 million of open letters of credit outstanding against the 2010 RCA. As of February 28, 2011, the amount available for borrowings under the 2010 RCA was $77.70 million.

On January 12, 2011, the Company and certain of its subsidiaries entered into a Note Purchase Agreement which provided for the issuance and sale of $100.00 million aggregate principal amount of 3.90% Senior Notes of Helen of Troy, L.P. (the "borrower"), due January 12, 2018 (the "Notes"). The borrower's obligations under the Notes are unsecured, and all obligations under the Note Purchase Agreement and the Notes were unconditionally guaranteed, on a joint and several basis, by the Company and certain of its subsidiaries. The Company used the proceeds of the Notes to repay all outstanding borrowings under the TLCA referred to above.

The Notes bear interest, payable semi-annually in arrears on January 12 and July 12 of each year at a rate of 3.90% per annum. The first interest payment is due on July 12, 2011. Principal payments of $20.00 million (or, if applicable, such lesser principal amount then outstanding) are due on January 12, 2014 and each anniversary thereafter through January 12, 2017, with the remaining outstanding balance due at maturity. The borrower may redeem the Notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a "make-whole" premium. The Notes and the Note Purchase Agreement also contain customary events of default, including failure to pay principal or interest on the Notes when due, among others. Upon an event of default under the Note Purchase Agreement or the Notes, the holders may, among other things, accelerate the maturity of any amounts outstanding under the Notes.

In addition, at February 28, 2011, we had an aggregate principal balance of $131.00 million of term debt from prior year's financings with varying maturities due through June 2014. All of this term debt is unconditionally guaranteed, on a joint and several basis, by the Company and certain of its subsidiaries on a joint and several basis.

All of our debt is unconditionally guaranteed, on a joint and several basis, by the Company and certain of its subsidiaries on a joint and several basis. Our debt agreements require the maintenance of certain financial covenants, including a maximum leverage ratio (as that term is defined in the various agreements), a minimum interest coverage ratio (as defined in the various agreements), and a minimum consolidated net worth (as defined in the various agreements). Additionally, the agreements contain other customary covenants, including, among other things, covenants restricting the Company, except under certain conditions set forth therein, from (1) incurring debt, (2) incurring liens on any of its properties, (3) making certain types of investments (4) selling certain assets or making other fundamental changes relating to mergers and consolidations and (5) limit our ability to repurchase shares of our common stock. As of February 28, 2011, all our debt agreements effectively limited our ability to incur more than an estimated $176.77 million of additional debt from all sources, including draws on the 2010 RCA. We are currently in compliance with the terms of our debt agreements.

In connection with the new debt agreements, the Company incurred $3.90 million in new debt acquisition costs that will be amortized over the terms of the associated agreements. We also wrote off $0.09 million of unamortized deferred finance fees associated with the terminated 2004 RCA.

Contractual Obligations:

Our contractual obligations and commercial commitments, as of the end of fiscal 2011 were:

PAYMENTS DUE BY PERIOD - TWELVE MONTHS ENDED THE LAST DAY OF FEBRUARY
(in thousands)

	Total	2012 1 year	2013 2 years	2014 3 years	2015 4 years	2016 5 years	After 5 years
Term debt - fixed rate	$ 106,000	$ 3,000	$ 3,000	$ 20,000	$ 20,000	$ 20,000	$ 40,000
Term debt - floating rate (1)	125,000	50,000	-	-	75,000	-	-
Long-term incentive plan payouts	5,576	2,158	2,234	1,184	-	-	-
Interest on fixed rate debt	19,331	4,199	3,981	3,789	3,010	2,230	2,122
Interest on floating rate debt (1)	16,007	5,489	4,508	4,508	1,502	-	-
Open purchase orders	152,180	152,180	-	-	-	-	-
Minimum royalty payments	104,270	16,486	14,266	13,365	11,964	7,366	40,823
Advertising and promotional	73,671	8,823	6,098	5,493	5,251	5,435	42,571
Operating leases	21,044	4,877	4,003	3,429	3,327	2,391	3,017
Capital spending commitments	6,572	6,572	-	-	-	-	-
Total contractual obligations (2)	$ 629,651	$ 253,784	$ 38,090	$ 51,768	$ 120,054	$ 37,422	$ 128,533

(1) The Company uses interest rate hedge agreements (the "swaps") in conjunction with its unsecured floating interest rate $50.00 million, 7 year and $75.00 million, 10 year senior notes. The swaps are a hedge of the variable LIBOR rates used to reset the floating rates on these senior notes. The swaps effectively fix the interest rates on the 7 and 10 year senior notes at 5.89 and 6.01 percent, respectively. Accordingly, the future interest obligations related to this debt have been estimated using these rates.

(2) In addition to the contractual obligations and commercial commitments in the table above, as of February 28, 2011, we have recorded a provision for our uncertain tax positions of $2.48 million. We are unable to reliably estimate the timing of future payments, if any, related to uncertain tax positions; therefore, we have excluded these tax liabilities from the table above.

Off-Balance Sheet Arrangements:

We have no existing activities involving special purpose entities or off-balance sheet financing.

Current and Future Capital Needs:

As further discussed elsewhere in this report and in Notes (5), (6), (7), (8), (9), (18) and (19) to the accompanying consolidated financial statements, on December 31, 2010, we completed the acquisition of Kaz for a total purchase price of $271.50 million, subject to certain future adjustments, which we paid with $77.50 million of cash on hand and $194.00 million in debt. In connection with the acquisition, we also entered into the 2010 RCA and increased the revolving commitment from $50.00 to $150.00 million. The transaction substantially increased our debt levels and brings with it the associated risks of higher debt. By fiscal 2011 year end, we had repaid $23.00 million of borrowings against our 2010 RCA with cash generated from operations.

At February 28, 2011, we held $20.71 million of our investments in ARS collateralized by student loans. In March 2011, a total of $3.05 million of ARS were liquidated at par. At this time, there is very limited demand for the remaining securities and limited acceptable alternatives to liquidate such securities. As a result, we may not be able to liquidate these ARS at their recorded values in the short to intermediate term. If we are unable to sell the ARS on a timely basis as cash needs arise, we would be required to rely on cash on hand, cash from operations and available amounts undet our 2010 RCA in order to meet those needs.

For more information on our ARS and Debt, see Item 1A., "Risk Factors."

Based on our current financial condition and current operations, we believe that cash flows from operations and available financing sources, including our 2010 RCA, will continue to provide sufficient capital resources to fund our foreseeable short- and long-term liquidity requirements, including payment of $50.00 million of principal of long-term debt scheduled to mature in June 2011. We expect our capital needs to stem primarily from the need to purchase sufficient levels of inventory and to carry normal levels of accounts receivable on our balance sheet. In addition, we continue to evaluate acquisition opportunities on a regular basis and may augment our internal growth with acquisitions of complementary businesses or product lines. We may finance acquisition activity with available cash, the issuance of shares of common stock, additional debt or other sources of financing, depending upon the size and nature of any such transaction and the status of the capital markets at the time of such acquisition.

The Company may elect to repurchase additional shares of common stock from time to time based upon its assessment of its liquidity position and market conditions at the time, and subject to limitations contained in its debt agreements. For additional information, see Part II, Item 2., "Unregistered Sales of Equity Securities and Use of Proceeds."

CRITICAL ACCOUNTING POLICIES

The SEC defines critical accounting policies as those that are both most important to the portrayal of a company's financial condition and results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We consider the following policies to meet this definition.

Income Taxes - We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments must be used in the calculation of certain tax assets and liabilities because of differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. As changes occur in our assessments regarding our ability to recover our deferred tax assets, our tax provision is increased in any period in which we determine that the recovery is not probable.

In addition, the calculation of our tax liabilities requires us to account for uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on the two-step process prescribed within the topic. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit based upon its technical merits, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that has greater than a 50 percent likelihood of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, historical experience with similar tax matters, guidance from our tax advisors, and new audit activity. A change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period in which the change occurs.

Estimates of credits to be issued to customers - We regularly receive requests for credits from retailers for returned products or in connection with sales incentives, such as cooperative advertising and volume rebate agreements. We reduce sales or increase SG&A, depending on the nature of the credits, for estimated future credits to customers. Our estimates of these amounts are based either on historical information about credits issued, relative to total sales, or on specific knowledge of incentives offered to retailers. This process entails a significant amount of subjectivity and uncertainty.

Valuation of inventory - We account for our inventory using a first-in, first-out system in which we record inventory on our balance sheet at the average or standard cost, or net realizable value, if it is below our recorded cost. Determination of net realizable value requires us to estimate the point in time at which an item's net realizable value drops below its recorded cost. We regularly review our inventory for slow-moving items and for items that we are unable to sell at prices above their original cost. When we identify such an item, we reduce its book value to the net amount that we expect to realize upon its sale. This process entails a significant amount of inherent subjectivity and uncertainty.

Goodwill and Indefinite-Lived Intangibles – As a result of acquisitions, we have significant intangible assets on our balance sheet that include goodwill and indefinite-lived intangibles (primarily trademarks and licenses). Accounting for business combinations requires the use of estimates and assumptions in determining the fair value of assets acquired and liabilities assumed in order to properly allocate the purchase price. The estimates of the fair value of the assets acquired and liabilities assumed are based upon assumptions believed to be reasonable using established valuation techniques that consider a number of factors, and when appropriate, valuations performed by independent third party appraisers.

We consider whether circumstances or conditions exist which suggest that the carrying value of our goodwill and other long-lived assets might be impaired. If such circumstances or conditions exist, further steps are required in order to determine whether the carrying value of each of the individual assets exceeds its fair market value. If analysis indicates that an individual asset's carrying value does exceed its fair market value, the next step is to record a loss equal to the excess of the individual asset's carrying value over its fair value. The steps entail significant amounts of judgment and subjectivity. We complete our analysis of the carrying value of our goodwill and other intangible assets during the first quarter of each fiscal year, or more frequently whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

Considerable management judgment is necessary in reaching a conclusion regarding the reasonableness of fair value estimates, evaluating the most likely impact of a range of possible external conditions, considering the resulting operating changes and their impact on estimated future cash flows, determining the appropriate discount factors to use, and selecting and weighting appropriate comparable market level inputs.

The Company continues to monitor its reporting units for any triggering events or other signs of impairment. For both the goodwill and indefinite-lived intangible assets in its reporting units, the recoverability of these amounts is dependent upon achievement of the Company's projections and the continued execution of key initiatives related to revenue growth and improved profitability. The rates used in our projections are management's estimate of the most likely results over time, given a wide range of potential outcomes. The assumptions and estimates used in our impairment testing involve significant elements of subjective judgment and analysis by the Company's management. While we believe that the assumptions we use are reasonable at the time made, changes in business conditions or other unanticipated events and circumstances may occur that cause actual results to differ materially from projected results and this could potentially require future adjustments to our asset valuations.

Carrying value of other long-lived assets - We consider whether circumstances or conditions exist that suggest that the carrying value of a long-lived asset might be impaired. If such circumstances or conditions exist, further steps are required in order to determine whether the carrying value of the asset exceeds its fair market value. If analysis indicates that the asset's carrying value does exceed its fair market value, the next step is to record a loss equal to the excess of the asset's carrying value over its fair value. The steps entail significant amounts of judgment and subjectivity.

Economic useful life of intangible assets - We amortize intangible assets, such as licenses, trademarks, customer lists and distribution rights over their economic useful lives, unless those assets' economic useful lives are indefinite. If an intangible asset's economic useful life is deemed to be indefinite, that asset is not amortized. When we acquire an intangible asset, we consider factors such as the asset's history, our plans for that asset, and the market for products associated with the asset. We consider these same factors when reviewing the economic useful lives of our previously acquired intangible assets as well. We review the economic useful lives of our intangible assets at least annually. The determination of the economic useful life of an intangible asset requires a significant amount of judgment and entails significant subjectivity and uncertainty. We complete our analysis of the remaining useful economic lives of our intangible assets during the first quarter of each fiscal year.

For a more comprehensive list of our accounting policies, we encourage you to read Note (1) included in the accompanying consolidated financial statements. Note (1) describes several other policies, including policies governing the timing of revenue recognition, that are important to the preparation of our consolidated financial statements, but do not meet the SEC's definition of critical accounting policies because they do not involve subjective or complex judgments.

NEW ACCOUNTING GUIDANCE

Refer to Note (1) in the accompanying consolidated financial statements for a discussion of new accounting pronouncements and the potential impact to our consolidated results of operations and financial position.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Changes in currency exchange rates, interest rates and the liquidity of our investments are our primary financial market risks.

Foreign Currency Risk:

Our functional currency is the U.S. Dollar. By operating internationally, we are subject to foreign currency risk from transactions denominated in currencies other than the U.S. Dollar ("foreign currencies"). Such transactions include sales, certain inventory purchases and operating expenses. As a result of such transactions, portions of our cash, trade accounts receivable and trade accounts payable are denominated in foreign currencies. For the fiscal years 2011, 2010 and 2009, 14.1, 14.8 and 16.9 percent, respectively, of our net sales revenue was in foreign currencies. These sales were primarily denominated in British Pounds, Euros, Mexican Pesos, Swiss Francs, Canadian Dollars, Chilean Pesos, Peruvian Soles and Venezuelan Bolivares Fuertes. We make most of our inventory purchases from the Far East and use the U.S. Dollar for such purchases. In our consolidated statements of income, exchange gains and losses resulting from the remeasurement of foreign taxes receivable, taxes payable, deferred tax assets and deferred tax liabilities, are recognized in their respective income tax lines, and all other foreign exchange gains and losses are recognized in SG&A.

We identify foreign currency risk by regularly monitoring our foreign currency-denominated transactions and balances. Where operating conditions permit, we reduce foreign currency risk by purchasing most of our inventory with U.S. Dollars and by converting cash balances denominated in foreign currencies to U.S. Dollars.

We have historically hedged against certain foreign currency exchange rate-risk by using a series of forward contracts designated as cash flow hedges to protect against the foreign currency exchange risk inherent in our forecasted transactions denominated in currencies other than the U.S. Dollar. In these transactions, we execute a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that its fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency's forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent that we forecast the expected foreign currency cash flows from the period we enter into the forward contract until the date it will settle with reasonable accuracy, we significantly lower or materially eliminate a particular currency's exchange risk exposure over the life of the related forward contract. We enter into these types of agreements where we believe we have meaningful exposure to foreign currency exchange risk and the hedge pricing appears reasonable. It is not practical for us to hedge all our exposures, nor are we able to project in any meaningful way the possible effect and interplay of all foreign currency fluctuations on translated amounts or future net income. This is due to our constantly changing exposure to various currencies, the fact that each foreign currency reacts differently to the U.S. Dollar, and the significant number of currencies involved. Accordingly, we will always be subject to foreign exchange rate-risk on exposures we have not hedged, and these risks may be material. We do not enter into any forward exchange contracts or similar instruments for trading or other speculative purposes

Interest Rate Risk:

Interest on our outstanding debt as of February 28, 2011 is both floating and fixed. Fixed rates are in place on $106.00 million of Senior Notes at rates ranging from 3.90 to 7.24 percent and floating rates are in place on $71.00 million in advances against our 2010 RCA and $125.00 million of Senior Notes. If short term interest rates increase, we will incur higher interest rates on any outstanding balances under the 2010 RCA. The floating rate Senior Notes reset as described in Note (8), and have been effectively converted to fixed rate debt using the interest rate swaps, as described below.

Our levels of debt, certain additional draws against the 2010 RCA (whose interest rates can vary with the term of each draw), and the uncertainty regarding the level of future interest rates increase our risk profile. We manage our floating rate term debt using interest rate swaps. As of February 28, 2011, we had two swaps that converted an aggregate notional principal of $125.00 million from floating interest rate payments under our 7 and 10 year Senior Notes to fixed interest rate payments at 5.89 and 6.01 percent, respectively. In the swap transactions, we maintain two contracts to pay fixed rates of interest on an aggregate notional principal amount of $125.00 million at rates of 5.04 and 5.11 percent on our 7 and 10 year Senior Notes, respectively, while simultaneously receiving floating rate interest payments set at 0.30 percent as of February 28, 2011 on the same notional amounts. The fixed rate side of the swap will not change over the life of the swap. The floating rate payments are reset quarterly based on three month LIBOR. The resets are concurrent with the interest payments made on the underlying debt. Changes in the spread between the fixed rate payment side of the swap and the floating rate receipt side of the swap offset 100 percent of the change in any period of the underlying debt's floating rate payments. These swaps are used to reduce the Company's risk of increased interest costs; however, when interest rates drop significantly below the swap rates, we lose the benefit that our floating rate debt would provide, if not managed with swaps. The swaps are considered 100 percent effective.

The following table summarizes the fair values of our various derivative instruments at the end of fiscal 2011 and 2010:

FAIR VALUES OF DERIVATIVE INSTRUMENTS IN THE CONSOLIDATED BALANCE SHEETS
(in thousands)

February 28, 2011						
Designated as hedging Instuments	**Hedge Type**	**Final Settlement Date**	**Notional Amount**	**Derivative Assets, Current**	**Accrued Expenses and Other Current Liabilities**	**Derivative Liabilities, Noncurrent**
Foreign currency contracts - sell Pounds	Cash flow	2/2012	£ 7,000	$ -	$ 197	$ -
Foreign currency contracts - sell Canadian	Cash flow	12/2012	$ 13,000	-	208	191
Foreign currency contracts - sell Euros	Cash flow	2/2012	€ 5,000	-	374	-
Subtotal				-	779	191
Interest rate swaps	Cash flow	6/2014	$ 125,000	-	3,785	5,840
Total fair value				$ -	$ 4,564	$ 6,031

February 28, 2010						
Designated as hedging Instuments	**Hedge Type**	**Final Settlement Date**	**Notional Amount**	**Derivative Assets, Current**	**Accrued Expenses and Other Current Liabilities**	**Derivative Liabilities, Noncurrent**
Foreign currency contracts - sell Pounds	Cash flow	2/2011	£ 5,000	$ 651	$ -	$ -
Foreign currency contracts - sell Canadian	Cash flow	12/2010	$ 6,000	144	-	-
Subtotal				795	-	-
Interest rate swaps	Cash flow	6/2014	$ 125,000	-	4,951	7,070
Total fair value				$ 795	$ 4,951	$ 7,070

Counterparty Credit Risk:

Financial instruments, including foreign currency contracts and interest rate swaps, expose us to counterparty credit risk for nonperformance. We manage our exposure to counterparty credit risk through only dealing with counterparties who are substantial international financial institutions with significant experience using such derivative instruments. Although our theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, we believe that the risk of incurring credit risk losses is remote.

Rate Sensitive Financial Instruments:

The following table shows the approximate potential fair value change in U.S. Dollars that would arise from a hypothetical adverse 10 percent change in certain market based rates underlying our Fixed Rate Long-Term Debt, ARS, Foreign Currency Exchange Contracts and Interest Rate Swaps as of February 28, 2011 and 2010.

CHANGE IN FAIR VALUE DUE TO AN ADVERSE MOVE IN RELATED RATES
(in thousands)

	February 28, 2011			
	Face or Notional Amount	**Carrying Value**	**Fair Value**	**Estimated Change in Fair Value**
Fixed Rate Long-Term Debt (1)	**$106,000**	**($106,000)**	**($104,650)**	**($1,923)**
Interest Rate Swaps (2)	**$125,000**	**($9,625)**	**($9,625)**	**($389)**
Auction Rate Securities (3)	**$22,050**	**$20,711**	**$20,711**	**($302)**
Foreign Currency Exchange Contracts - Pounds (4)	**£7,000**	**($197)**	**($197)**	**($1,133)**
Foreign Currency Exchange Contracts - Euros (4)	**€5,000**	**($374)**	**($374)**	**($687)**
Foreign Currency Exchange Contracts - Canadian Dollars (4)	**$13,000**	**($399)**	**($399)**	**($1,319)**

	February 28, 2010			
	Face or Notional Amount	**Carrying Value**	**Fair Value**	**Estimated Change in Fair Value**
Fixed Rate Long-Term Debt (1)	$9,000	($9,000)	($9,600)	($37)
Interest Rate Swaps (2)	$125,000	($12,022)	($12,022)	($1,787)
Auction Rate Securities (3)	$22,400	$20,534	$20,534	($235)
Foreign Currency Exchange Contracts - Pounds (4)	£5,000	$651	$651	($761)
Foreign Currency Exchange Contracts - Canadian Dollars (4)	$6,000	$144	$144	($570)

(1) The underlying interest rates used as a basis for these estimates are rates quoted by our lenders on fixed rate notes of similar term and credit quality as of the balance sheet dates shown.

(2) The underlying interest rates are based on current and future projections over the related lives of the underlying swap contracts of expected 3 month LIBOR rates.

(3) The underlying market based rate is the credit spread between the 30 year Treasury Bill rate and an average of Moody's AAA and BAA corporate rates.

(4) At February 28, 2011, appreciation in the value of the U.S. Dollar would result in an increase in the fair value of the related foreign currency contracts.

The table above is for risk analysis purposes and does not purport to represent actual losses or gains in fair value that we will incur. It is important to note that the change in value represents the estimated change in the fair value of the contracts. Actual results in the future may differ materially from these estimated results due to actual developments in the global financial markets. Because the contracts hedge an underlying exposure, we would expect a similar and opposite change in foreign exchange gains or losses and floating interest rates over the same periods as the contracts.

We expect that as currency market conditions warrant, and if our foreign denominated transaction exposure grows, we will continue to execute additional contracts in order to hedge against potential foreign exchange losses.

Risks Inherent in Cash, Cash Equivalents and Investment Holdings:

Our cash, cash equivalents and investments are subject to interest rate risk, credit risk and liquidity risk. Cash consists of both interest-bearing and non interest-bearing disbursement or short-term investment accounts. Cash equivalents consist of commercial paper and money market investment accounts. Investments consist of AAA rated ARS that we normally seek to dispose of within 35 or fewer days and mutual funds. The following table summarizes our cash, cash equivalents and investments at the end of fiscal 2011 and 2010:

CASH, CASH EQUIVALENTS AND INVESTMENTS
(in thousands)

	February 28, 2011			February 28, 2010		
	Carrying Amount		Range of Interest Rates	Carrying Amount		Range of Interest Rates
Cash and cash equivalents:						
Cash, interest and non interest-bearing accounts - unrestricted	$	**16,587**	**0.00 to 1.60%**	$	6,234	0.00 to 2.00%
Cash, interest and non interest-bearing accounts - restricted		**2,611**	**0.00 to 1.25%**		1,053	0.00 to 2.50%
Commercial paper		**1,560**	**0.13%**		88,822	0.03 to 0.18%
Money market funds		**6,435**	**0.03 to 3.27%**		14,099	0.01 to 3.98%
Total cash and cash equivalents	$	**27,193**		$	110,208	
Investments:						
Auction rate securities	$	**20,711**	**1.76 to 8.47%**	$	20,534	1.73 to 8.44%
Mutual funds, principally equity based		**1,233**			-	
Total investments	$	**21,944**		$	20,534	

Our cash balances at end of fiscal 2011 and 2010 include restricted cash of $2.61 and $1.05 million, respectively, denominated in Venezuelan Bolivares Fuertes, shown above under the heading "Cash, interest and non interest-bearing accounts – restricted." The balances arise from our operations within the Venezuelan market. The Venezuelan government enforces restrictions on transfers of cash out of the country and controls exchange rates. We have made formal applications to repatriate this cash at an official exchange rate currently pertinent to us, which is 4.30 Bolivares Fuertes to $1.00; however, the Company has not yet received approval of these applications. Until we are able to officially repatriate cash from Venezuela, we intend to use these cash balances in-country to continue to fund operations. We do not otherwise rely on these restricted funds as a source of liquidity.

Most of our cash equivalents and investments are in commercial paper, money market accounts and ARS with frequent rate resets; therefore, we believe there is no material interest rate risk. In addition, our commercial paper and ARS are from issuers with high credit ratings; therefore, we believe the commercial paper and ARS do not present a significant credit risk.

We hold investments in ARS collateralized by student loans (with underlying maturities from 18 to 35 years). Substantially all of the collateral is guaranteed by the U.S. government under the Federal Family Education Loan Program. Liquidity for these securities was normally dependent on an auction process that reset the applicable interest rate at pre-determined intervals, ranging from 7 to 35 days. Beginning in February 2008, the auctions for the ARS held by us and others were unsuccessful, requiring us to hold them beyond their typical auction reset dates. Auctions fail when there is insufficient demand. However, this does not represent a default by the issuer of the security. Upon an auction's failure, the interest rates reset based on a formula contained in the security. The securities will continue to accrue interest and be auctioned until one of the following occurs: the auction succeeds; the issuer calls the securities; or the securities mature.

Equity Market Risk

Our marketable securities are made up of mutual funds that are held to fund a nonqualified deferred compensation plan. We have terminated the nonqualified deferred compensation plan and intend to distribute the fund's assets during fiscal 2012. We do not attempt to reduce or eliminate our equity market exposure on these investments through hedging. Until plan assets are distributed, our objective in managing exposure to market value changes is to provide the plan participants, who self-direct the investment of these funds, a diversified selection of funds to choose from.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE

	PAGE
Management's Report on Internal Control Over Financial Reporting	58
Reports of Independent Registered Public Accounting Firm	59
Consolidated Financial Statements:	
Consolidated Balance Sheets as of February 28, 2011 and 2010	62
Consolidated Statements of Income for each of the years in the three-year period ended February 28, 2011	63
Consolidated Statements of Stockholders' Equity for each of the years in the three-year period ended February 28, 2011	64
Consolidated Statements of Cash Flows for each of the years in the three-year period ended February 28, 2011	65
Notes to Consolidated Financial Statements	66
Financial Statement Schedule:	
Schedule II - Valuation and Qualifying Accounts for each of the years in the three-year period ended February 28, 2011	108

All other schedules are omitted as the required information is included in the consolidated financial statements or is not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Helen of Troy's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined by Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act.

Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Furthermore, the effectiveness of internal controls may become inadequate because of future changes in conditions, or variations in the degree of compliance with our policies or procedures.

Our management evaluates the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. In conducting our evaluation of the effectiveness of internal control over financial reporting, we have excluded the assets and liabilities and results of operations of Kaz, which we acquired on December 31, 2010, in accordance with the Securities and Exchange Commission's guidance concerning the reporting of internal controls over financial reporting in connection with a material acquisition. The assets resulting from this acquisition constituted approximately 32.5 percent of consolidated assets as of February 28, 2011, 8.9 percent of consolidated net sales revenue and 4.0 percent of consolidated operating income for the year then ended. See Note (5) for a further discussion of the Kaz acquisition. Based on our evaluation, which excluded the internal control over financial reporting of Kaz, we concluded that our internal control over financial reporting was effective as of February 28, 2011.

Our independent registered public accounting firm, Grant Thornton LLP, has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears on page 59.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Helen of Troy Limited and Subsidiaries

We have audited Helen of Troy Limited and Subsidiaries' (the "Company") internal control over financial reporting as of February 28, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting* ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. Our audit of, and opinion on, the Company's internal control over financial reporting does not include internal control over financial reporting of Kaz, Inc., a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 32.5 and 8.9 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended February 28, 2011. As indicated in Management's Report, Kaz, Inc. was acquired during fiscal 2011 and therefore, management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of Kaz, Inc.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of February 28, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended February 28, 2011, and financial statement schedule for the three years in the period ended February 28, 2011, and our report dated May 16, 2011 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP
Dallas, Texas
May 16, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Helen of Troy Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Helen of Troy Limited and Subsidiaries (the "Company") as of February 28, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended February 28, 2011. Our audits of the basic financial statements included the financial statement schedule titled Schedule II - Valuation and Qualifying Accounts as it relates to the three years in the period ended February 28, 2011. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Helen of Troy Limited and Subsidiaries as of February 28, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Helen of Troy Limited and Subsidiaries' internal control over financial reporting as of February 28, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated May 16, 2011 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP
Dallas, Texas
May 16, 2011

HELEN OF TROY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except shares and par value)

	Last Day of February,	
	2011	2010
Assets		
Asset, current:		
Cash and cash equivalents	$ **27,193**	$ 110,208
Investments, at market value	**1,233**	-
Derivative assets, current	-	795
Receivables - principally trade, less allowances of $4,148 and $3,346	**188,404**	109,722
Inventory, net	**217,230**	124,021
Prepaid expenses	**5,149**	2,485
Income taxes receivable	**2,399**	597
Deferred tax assets, net	**18,843**	11,526
Total assets, current	**460,451**	359,354
Property and equipment, net of accumulated depreciation of $65,428 and $58,464	**82,487**	82,113
Goodwill	**356,242**	185,937
Other intangible assets, net of accumulated amortization of $36,083 and $33,449	**304,705**	177,124
Other assets, net of accumulated amortization of $4,096 and $3,825	**36,639**	30,205
Total assets	$ **1,240,524**	$ 834,733
Liabilities and Stockholders' Equity		
Liabilities, current:		
Revolving line of credit	$ **71,000**	$ -
Accounts payable, principally trade	**73,321**	35,005
Accrued expenses and other current liabilities	**141,620**	67,289
Long-term debt, current maturities	**53,000**	3,000
Total liabilities, current	**338,941**	105,294
Deferred compensation liability	**4,712**	3,758
Other liabilities, noncurrent	**1,594**	75
Deferred tax liabilities, net	**23,216**	1,202
Long-term debt, excluding current maturities	**178,000**	131,000
Liability for uncertain tax positions	**2,481**	2,562
Derivative liabilities, noncurrent	**6,031**	7,070
Total liabilities	**554,975**	250,961
Commitments and contingencies		
Stockholders' equity:		
Cumulative preferred stock, non-voting, $1.00 par. Authorized 2,000,000 shares; none issued	-	-
Common stock, $0.10 par. Authorized 50,000,000 shares; 30,838,680 and 30,571,813 shares issued and outstanding	**3,084**	3,057
Additional paid in capital	**130,015**	120,761
Accumulated other comprehensive loss	**(7,850)**	(8,574)
Retained earnings	**560,300**	468,528
Total stockholders' equity	**685,549**	583,772
Total liabilities and stockholders' equity	$ **1,240,524**	$ 834,733

See accompanying notes to consolidated financial statements.

HELEN OF TROY LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

(in thousands, except per share data)

	Years Ended The Last Day of February,		
	2011	2010	2009
Sales revenue, net	$ **777,043**	$ 647,626	$ 622,745
Cost of goods sold	**427,797**	368,470	367,343
Gross profit	**349,246**	279,156	255,402
Selling, general and administrative expense	**235,341**	188,887	188,344
Operating income before impairments	**113,905**	90,269	67,058
Asset impairment charges	**2,161**	900	107,274
Operating income (loss)	**111,744**	89,369	(40,216)
Nonoperating income, net	**577**	1,046	2,438
Interest expense	**(9,693)**	(10,310)	(13,687)
Income (loss) before income taxes	**102,628**	80,105	(51,465)
Income tax expense	**9,323**	8,288	5,328
Net income (loss)	$ **93,305**	$ 71,817	$ (56,793)
Earnings (loss) per share:			
Basic	$ **3.04**	$ 2.38	$ (1.88)
Diluted	$ **2.98**	$ 2.32	$ (1.88)
Weighted average shares of common stock used in computing net earnings (loss) per share:			
Basic	**30,669**	30,217	30,173
Diluted	**31,355**	30,921	30,173

See accompanying notes to consolidated financial statements.

HELEN OF TROY LIMITED AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Additional Paid In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
	Shares	Dollars				
Balances March 1, 2008	30,375	$ 3,038	$ 100,328	$ (8,351)	$ 473,361	$ 568,376
Cumulative-effect adjustments, net of tax						
Adoption of EITF 06-10	-	-	-	-	(656)	(656)
Components of comprehensive loss:						
Net loss	-	-	-	-	(56,793)	(56,793)
Unrealized losses on cash flow hedges - interest rate swaps, net of tax	-	-	-	(938)	-	(938)
Unrealized gains on cash flow hedges - foreign currency, net of tax	-	-	-	762	-	762
Unrealized losses - auction rate securities, net of tax	-	-	-	(1,767)	-	(1,767)
Total comprehensive loss, net of tax						(58,736)
Share-based compensation, net of tax benefits of $88	-	-	1,400	-	-	1,400
Effect of favorable tax settlements on prior years share-based compensation charges to paid-in-capital	-	-	4,634	-	-	4,634
Exercise of stock options, including tax benefits of $142	48	5	743	-	-	748
Issuance of common stock in connection with employee stock purchase plan	31	3	340	-	-	343
Common stock repurchased and retired	(575)	(58)	(1,818)	-	(5,540)	(7,416)
Balances February 28, 2009	29,879	2,988	105,627	(10,294)	410,372	508,693
Components of comprehensive income:						
Net income	-	-	-	-	71,817	71,817
Unrealized gains on cash flow hedges - interest rate swaps, net of tax	-	-	-	1,220	-	1,220
Unrealized losses on cash flow hedges - foreign currency, net of tax	-	-	-	(35)	-	(35)
Unrealized gains - auction rate securities, net of tax	-	-	-	535	-	535
Total comprehensive income, net of tax						73,537
Adjustments to paid in capital for changes in uncertain tax positions	-	-	(258)	-	-	(258)
Share-based compensation, net of tax benefits of $87	-	-	1,657	-	-	1,657
Exercise of stock options, including tax benefits of $5,024	2,142	214	30,153	-	-	30,367
Issuance of restricted stock	8	1	(1)	-	-	-
Issuance of common stock in connection with employee stock purchase plan	29	3	344	-	-	347
Common stock repurchased and retired	(1,486)	(149)	(16,761)	-	(13,661)	(30,571)
Balances February 28, 2010	30,572	3,057	120,761	(8,574)	468,528	583,772
Components of comprehensive income:						
Net income	-	-	-	-	**93,305**	**93,305**
Unrealized gains on cash flow hedges - interest rate swaps, net of tax	-	-	-	**1,582**	-	**1,582**
Unrealized losses on cash flow hedges - foreign currency, net of tax	-	-	-	**(1,206)**	-	**(1,206)**
Unrealized gains - auction rate securities, net of tax	-	-	-	**348**	-	**348**
Total comprehensive income, net of tax						**94,029**
Adjustments to paid in capital for changes in uncertain tax positions	-	-	**162**	-	-	**162**
Share-based compensation, net of tax benefits of $99	-	-	**1,918**	-	-	**1,918**
Exercise of stock options, including tax benefits of $551	**318**	**32**	**7,183**	-	-	**7,215**
Issuance of restricted stock	**12**	**1**	**(1)**	-	-	-
Issuance of common stock in connection with employee stock purchase plan	**25**	**3**	**475**	-	-	**478**
Common stock repurchased and retired	**(88)**	**(9)**	**(483)**	-	**(1,533)**	**(2,025)**
Balances February 28, 2011	**30,839**	**$ 3,084**	**$ 130,015**	**$ (7,850)**	**$ 560,300**	**$ 685,549**

See accompanying notes to consolidated financial statements.

HELEN OF TROY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended The Last Day of February,		
	2011	2010	2009
Net cash provided by operating activities:			
Net income (loss)	**$ 93,305**	$ 71,817	$ (56,793)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	**18,502**	15,261	14,185
Provision for doubtful receivables	**865**	448	5,643
Share-based compensation	**2,017**	1,744	1,488
Goodwill and intangible asset impairment charges	**2,161**	900	107,274
(Gain) loss on the sale of property and equipment	**22**	115	(56)
Realized and unrealized (gain) loss on investments	**-**	(417)	252
Write off of deferred finance costs due to early extinguishment of debt	**92**	-	-
Deferred income taxes	**2,219**	3,316	2,379
Changes in operating capital, net of effects of acquisition of businesses:			
Receivables	**(166)**	(6,622)	(3,417)
Inventories	**(26,049)**	45,653	(24,265)
Prepaid expenses	**(75)**	334	3,471
Other assets	**(917)**	(476)	(706)
Accounts payable	**(8,130)**	1,121	(8,806)
Accrued expenses and other current liabilities	**8,479**	15,775	(13,893)
Accrued income taxes	**(4,895)**	3,130	(4,829)
Net cash provided by operating activities	**87,430**	152,099	21,927
Net cash provided by (used in) investing activities:			
Capital, license, trademark, and other intangible expenditures	**(4,629)**	(7,715)	(5,859)
Proceeds from the sale of property and equipment	**78**	45	2,613
Payments to acquire investments	**-**	(9)	(786)
Proceeds from sale of investments	**350**	1,246	41,175
Payments to acquire businesses, net of cash received	**(336,240)**	(60,000)	(4,765)
Net cash provided by (used in) investing activities	**(340,441)**	(66,433)	32,378
Net cash used in financing activities:			
Proceeds from lines of credit	**94,000**	-	-
Repayment of lines of credit	**(23,000)**	-	-
Proceeds from issuance of long-term debt	**100,000**	-	-
Repayments of long-term debt	**(3,000)**	(78,000)	(3,000)
Payments of financing costs	**(3,898)**	-	(157)
Proceeds from exercise of stock options and employee stock purchases, net	**7,594**	7,365	859
Payment of tax obligations resulting from cashless option exercise	**-**	(7,166)	-
Payments for repurchases of common stock	**(1,799)**	(419)	(7,271)
Share-based compensation tax benefit	**99**	87	88
Net cash provided by (used in) financing activities	**169,996**	(78,133)	(9,481)
Net increase (decrease) in cash and cash equivalents	**(83,015)**	7,533	44,824
Cash and cash equivalents, beginning balance	**110,208**	102,675	57,851
Cash and cash equivalents, ending balance	**$ 27,193**	$ 110,208	$ 102,675
Supplemental cash flow information:			
Interest paid	**$ 8,632**	$ 10,781	$ 13,057
Income taxes paid, net of refunds	**$ 11,226**	$ (2,913)	$ 7,642
Value of common stock received as exercise price of options	**$ 226**	$ 23,261	$ 146

See accompanying notes to consolidated financial statements.

HELEN OF TROY LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. Dollars, except share and per share data, unless indicated otherwise)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

When used in these notes, the terms "Helen of Troy," "the Company," "we", "our" or "us" means Helen of Troy Limited, a Bermuda company, and its subsidiaries. We refer to the Company's common shares, par value $0.10 per share, as "common stock." Product and service names mentioned in this report are used for identification purposes only and may be protected by trademarks, trade names, services marks and/or other intellectual property rights of the Company and/or other parties in the United States and/or other jurisdictions. The absence of a specific attribution in connection with any such mark does not constitute a waiver of any such right. All trademarks, trade names, service marks and logos referenced herein belong to their respective companies.

We are a global designer, developer, importer, marketer and distributor of an expanding portfolio of brand-name consumer products. We have three segments: Personal Care, Housewares and Healthcare / Home Environment. Our Personal Care segment's products include hair dryers, straighteners, curling irons, hairsetters, shavers, mirrors, hot air brushes, home hair clippers and trimmers, paraffin baths, massage cushions, footbaths, body massagers, brushes, combs, hair accessories, liquid and aerosol hair styling products, men's fragrances, men's and women's antiperspirants and deodorants, liquid and bar soaps, shampoos, conditioners, hair treatments, foot powder, body powder and skin care products. Our Housewares segment reports our operations of the OXO family of brands whose products include kitchen tools, cutlery, bar and wine accessories, household cleaning tools, food storage containers, tea kettles, trash cans, storage and organization products, hand tools, gardening tools, kitchen mitts and trivets, barbeque tools, rechargeable lighting products, baby and toddler care products. The Healthcare / Home Environment segment reports the operations of Kaz, Inc. ("Kaz"), which we acquired on December 31, 2010, whose products include humidifiers, de-humidifiers, vaporizers, thermometers, air purifiers, fans, portable heaters, heating pads and electronic mosquito traps. Kaz sources, markets and distributes a number of well-recognized brands including Vicks, Braun, Kaz, Smart-Temp, SoftHeat, Honeywell, Duracraft, Protec, Stinger and Nosquito. All three segments sell their products primarily through mass merchandisers, drugstore chains, warehouse clubs, catalogs, grocery stores and specialty stores. In addition, the Personal Care segment sells extensively through beauty supply retailers and wholesalers and the Healthcare / Home Environment segment sells certain of its product lines through medical distributors and other products through home improvement stores. We purchase our products from unaffiliated manufacturers, most of which are located in China, Mexico and the United States.

Our financial statements are prepared in U.S. Dollars and in accordance with GAAP. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b) Consolidation

Our consolidated financial statements include the accounts of Helen of Troy Limited and its wholly-owned subsidiaries. All intercompany accounts and transactions are eliminated in consolidation.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(c) Cash and cash equivalents

Cash equivalents include all highly-liquid investments with an original maturity of three months or less. We maintain cash and cash equivalents at several financial institutions, which at times may not be federally insured or may exceed federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risks on such accounts.

We consider commercial paper and money market investment accounts to be cash equivalents. Cash equivalents comprised $8.00 and $102.92 million of the amounts reported on our consolidated balance sheets as "Cash and cash equivalents" at February 28, 2011 and 2010, respectively. Notes (10) and (11) contain additional information regarding our cash and cash equivalents.

(d) Trading securities and long-term marketable securities

Trading securities, when held, consist of shares of common stock of publicly traded companies and are stated on our consolidated balance sheets at fair value, as determined by the most recent trading price of each security as of each balance sheet date. We determine the appropriate classification of our investments when those investments are purchased and reevaluate those determinations at each balance sheet date. During fiscal 2010, we sold our last remaining position in a trading security. Trading securities, when held, are included in the "Current assets" section of our consolidated balance sheets.

In connection with the acquisition of Kaz, as discussed further in Note (5), the Company acquired $1.23 million of marketable securities that fund a deferred compensation plan. These securities are comprised of mutual funds that are stated on our consolidated balance sheets at fair value determined by the most recent trading price of each fund as of February 28, 2011. These marketable securities have been included in the short-term assets section of our consolidated balance sheet as of February 28, 2011 in the line entitled "Investments, at market value."

All realized and unrealized gains and losses attributable to both trading and long-term marketable securities are included in "Nonoperating income, net" on the consolidated statements of income. The sum of realized and unrealized net gains (losses) attributable to trading and long-term marketable security investments totaled $0.00, $0.42 and ($0.20) million in fiscal 2011, 2010 and 2009, respectively. Notes (10) and (11) contain additional information regarding our long-term marketable securities.

(e) Receivables

Our receivables are comprised of trade credit granted to customers, primarily in the retail industry, offset by two valuation reserves: an allowance for doubtful receivables and an allowance for back-to-stock returns.

Our allowance for doubtful receivables reflects our best estimate of probable losses, determined principally based on historical experience and specific allowances for known troubled accounts. Our policy is to charge off receivables when we have determined they will no longer be collectible. Charge offs are applied as a reduction to the allowance for doubtful accounts and any recoveries of previous charge offs are netted against bad debt expense in the period recovered. At February 28, 2011 and 2010, the allowance for doubtful receivables was $2.11 and $1.39 million, respectively. The Company has significant concentrations of credit risk with two major customers. In addition, as of February 28, 2011 and 2010, approximately 39.1 and 53 percent, respectively, of the Company's gross trade receivables were due from its five top customers.

Our allowance for back-to-stock returns reflects our best estimate of future customer returns, determined principally based on historical experience and specific allowances for known pending returns. At February 28, 2011 and 2010, the allowance for back-to-stock returns was $2.04 and $1.96 million, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(f) Inventory, net and cost of goods sold

Our inventory consists almost entirely of finished goods. We account for inventory using a first-in, first-out system in which we record inventory on our balance sheet at the average or standard cost, or net realizable value, if it is below our recorded cost. Average and standard costs are comprised of the amounts we pay manufacturers for product, tariffs and duties associated with transporting product across national borders, freight costs associated with transporting the product from our manufacturers to our distribution centers, and general and administrative expenses directly attributable to the procurement of inventory.

General and administrative expenses in inventory include all the expenses of operating the Company's sourcing activities, expenses incurred for production monitoring, and expenses incurred for product design, engineering and packaging. We charged \$10.68, \$9.68 and \$15.22 million of such general and administrative expenses to inventory during fiscal years 2011, 2010 and 2009, respectively. We estimate that \$5.61 and \$4.01 million of general and administrative expenses directly attributable to the procurement of inventory were included in our inventory balances on hand at February 28, 2011 and 2010, respectively.

The "Cost of goods sold" line item on the consolidated statements of income is comprised of the book value (average or standard cost, or net realizable value if it is below our recorded cost) of inventory sold to customers during the reporting period. When circumstances dictate that we use net realizable value in lieu of cost, we base our estimates on expected future selling prices less expected disposal costs.

For fiscal 2011, 2010 and 2009, cost of goods sold manufactured by vendors in the Far East comprised approximately 80, 85 and 88 percent, respectively, of total consolidated cost of goods sold. Our mix between Far East and domestic manufacturing began to change in fiscal 2010 as Grooming, Skin Care and Hair Care Solutions became a larger part of our business. We have sourcing relationships with close to 280 third-party manufacturers. During fiscal 2011, the top two manufacturers fulfilled approximately 14.3 percent of our product requirements. Over the same period, our top five suppliers fulfilled approximately 31.4 percent of our product requirements.

(g) Property and equipment

These assets are stated at cost, or in the case of assets recorded through acquisition, their fair values when they were acquired. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Expenditures for repair and maintenance of property and equipment are expensed as incurred. For tax purposes, accelerated depreciation methods are used where allowed by tax laws.

(h) License agreements, trademarks, patents and other intangible assets

A significant portion of our consolidated sales are made subject to trademark license agreements with various licensors. Our license agreements are reported on our consolidated balance sheets at cost, less accumulated amortization. The cost of our license agreements represents amounts paid to licensors to acquire the license or to alter the terms of the license in a manner that we believe to be in our best interest. Royalty payments are not included in the cost of license agreements. Royalty expense under our license agreements is recognized as incurred and is included in our consolidated statements of income on the line entitled "Selling, general, and administrative expense" ("SG&A"). We amortize license costs on a straight-line basis over the appropriate lives of the respective agreements. Net sales revenue subject to trademark license agreements requiring royalty payments comprised 33, 36 and 42 percent of total consolidated net sales revenue for fiscal years 2011, 2010 and 2009, respectively.

We also sell products under trademarks that we own. Trademarks that we acquire from other entities are generally recorded on our consolidated balance sheets based upon the appraised cost of acquiring the trademark, net of any accumulated amortization and impairment charges. Costs associated with developing trademarks internally are recorded as expenses in the period incurred. In certain instances where trademarks have readily determinable useful

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

lives, we amortize their costs on a straight-line basis over such lives. In most instances, we have determined that acquired trademarks have an indefinite useful life. In these cases, no amortization is recorded. Patents acquired through purchase from other entities, if material, are recorded on our consolidated balance sheets based upon the appraised value of the acquired patents and amortized over the remaining life of the patent. Additionally, we incur certain costs, primarily legal fees in connection with the design and development of products to be covered by patents, which are capitalized as incurred and amortized on a straight-line basis over the life of the patent in the jurisdiction filed, typically 14 years.

Other intangible assets include customer lists, distribution rights, patent rights and non-compete agreements that we acquired from other entities. These are recorded on our consolidated balance sheets based upon the fair value of the acquired asset and amortized on a straight-line basis over the remaining life of the asset as determined either through outside appraisal or the term of any controlling agreements. See Notes (4) and (5) to these consolidated financial statements for additional information on our intangible assets.

(i) Goodwill, intangible and other long-lived assets and impairments

We complete our analysis of the carrying value of our goodwill and other intangible assets during the first quarter of each fiscal year, or more frequently whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

Goodwill is recorded as the difference, if any, between the aggregate consideration paid and the fair value of the net tangible and intangible assets received in the acquisition of a business. We evaluate goodwill at the reporting unit level. The performance of the test involves a two-step process. The first step of the impairment test involves determining the fair value of each reporting unit and then comparing its fair value with its aggregate carrying value, including goodwill. If the carrying amount of the reporting unit is greater than the fair value, an impairment may be present and we perform the second step of the goodwill impairment test to determine the amount of impairment loss. In conjunction with the first step evaluation, the fair values of the individual reporting unit's indefinite-lived intangibles are reviewed for potential impairment. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. We measure the amount of any goodwill impairment based upon the estimated fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates of the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

We consider whether circumstances or conditions exist which suggest that the carrying value of our goodwill and other long-lived assets might be impaired. If such circumstances or conditions exist, further steps are required in order to determine whether the carrying value of each of the individual assets exceeds its fair market value. If analysis indicates that an individual asset's carrying value does exceed its fair market value, the next step is to record a loss equal to the excess of the individual asset's carrying value over its fair value. These steps entail significant amounts of judgment and subjectivity. Events and changes in circumstances that may indicate there is impairment include, but are not limited to, strategic decisions to exit a business or dispose of an asset made in response to changes in economic, political and competitive conditions, the impact of the economic environment on our customer base and on broad market conditions that drive valuation considerations by market participants, our internal expectations with regard to future revenue growth and the assumptions we make when performing our impairment reviews, a significant decrease in the market price of our assets, a significant adverse change in the extent or manner in which our assets are used, a significant adverse change in legal factors or the business climate that could affect our assets, an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset, and significant changes in the cash flows associated with an asset. We analyze these assets at the individual asset, reporting unit and Company levels.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

As further discussed in Note (4) to these consolidated financial statements, we have recorded non-cash impairment charges totaling $2.16 million ($2.10 million after tax), $0.90 million ($0.89 million after tax) and $107.27 million ($106.67 million after tax), for the fiscal years 2011, 2010 and 2009, respectively, in order to reflect the carrying value of goodwill and certain trademarks in our Housewares and Personal Care segments at current estimates of their fair value. With respect to all trademarks for which such impairments were recorded, we currently expect to continue to hold these trademarks for future use.

(j) Economic useful lives and amortization of intangible assets

We amortize intangible assets, such as licenses and trademarks, over their economic useful lives, unless those assets' economic useful lives are indefinite. If an intangible asset's economic useful life is deemed to be indefinite, that asset is not amortized. When we acquire an intangible asset, we consider factors such as the asset's history, our plans for that asset, and the market for products associated with the asset. We consider these same factors when reviewing the economic useful lives of our existing intangible assets as well. We review the economic useful lives of our intangible assets at least annually.

Intangible assets consist primarily of goodwill, license agreements, trademarks, customer lists, distribution rights, patents, patent licenses and non-compete agreements. Some of our goodwill is held in jurisdictions that allow deductions for tax purposes, however, in those jurisdictions we have no tax basis for the associated goodwill recorded for book purposes. Effectively, none of our goodwill is deductible for tax purposes. We amortize certain intangible assets using the straight-line method over appropriate periods ranging from 3 to 30 years. We recorded intangible asset amortization totaling $9.89, $6.13 and $3.31 million during fiscal 2011, 2010 and 2009, respectively. See Notes (4) and (5) to these consolidated financial statements for more information about our intangible assets.

(k) Auction rate securities

Prior to fiscal 2009, we made investments of excess cash on hand in AAA auction rate notes, AAA variable rate demand bonds, and similar investments that we normally seek to dispose of within 35 or fewer days ("auction rate securities" or "ARS"). Since fiscal 2009, these ARS were subject to failed auctions that affected our ability to access the funds in the near term. Auctions fail when there is insufficient demand. However, this does not represent a default by the issuer of the security. Upon an auction failure, the interest rates reset based on a formula contained in the security. The securities will continue to accrue interest and to be auctioned until one of the following occurs: the auction succeeds; the issuer calls the securities; or the securities mature. At February 28, 2011, these securities had underlying remaining maturities from 18 to 35 years and approximately 97 percent of the aggregate collateral (student loans) guaranteed by the U.S. government under the Federal Family Education Loan Program.

At February 28, 2011 and 2010, we held ARS valued at $20.71 and $20.53 million, respectively classified as non-current assets held for sale under the heading "Other assets, net of accumulated amortization" on our consolidated balance sheets. We classify these assets as long-term because while we intend to continue to reduce our remaining holdings as soon as practicable, we believe it unlikely that we can liquidate all of our holdings within twelve months.

At fiscal year-end 2011 and 2010, we had cumulative pre-tax unrealized losses on our ARS of $1.34 and $1.87 million, respectively, which are reflected in accumulated other comprehensive loss in our accompanying consolidated balance sheets, net of related tax effects of $0.46 and $0.64 million, respectively. The recording of these unrealized losses is not a result of the quality of the underlying collateral, but rather a markdown reflecting a lack of liquidity and other market conditions. For the fiscal years ended February 28, 2011 and 2010, we liquidated $0.35 and $0.25 million, respectively, of these securities at par.

Notes (10), (11) and (20) contain additional information regarding our cash, cash equivalents, trading securities and long-term investments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(l) Fair value classifications

We classify our various assets and liabilities recorded or reported at fair value under a hierarchy prescribed by GAAP that prioritizes inputs to fair value measurement techniques into three broad levels:

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.
- Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

Assets and liabilities subject to classification are classified upon acquisition. When circumstances dictate the transfer of an asset or liability to a different level, our policy is to recognize the transfer at the beginning of the reporting period in which the event resulting in the transfer occurred.

(m) Warranties

Our products are under warranty against defects in material and workmanship for periods ranging from two to five years. We estimate our warranty accrual using historical trends and believe that these trends are the most reliable method by which we can estimate our warranty liability. The following table summarizes the activity in the Company's accrual for the past two fiscal years:

ACCRUAL FOR WARRANTY RETURNS

(in thousands)

	Last Day of February,	
	2011	2010
Beginning balance	**$ 5,242**	$ 6,940
Warranty liability assumed with Kaz acquisition	**20,594**	-
Additions to the accrual	**13,790**	11,241
Reductions of the accrual - payments and credits issued	**(15,605)**	(12,939)
Ending balance	**$ 24,021**	$ 5,242

(n) Financial instruments

The carrying amounts of cash and cash equivalents, receivables, accounts payable, accrued expenses and income taxes payable approximate fair value because of the short maturity of these items. See Note (8) to these consolidated financial statements for our assessment of the fair value of our guaranteed Senior Notes and other long-term debt.

We use interest rate swaps (the "swaps") to protect our funding costs against rising interest rates. The interest rate swaps allow us to raise long-term borrowings at floating rates and effectively swap them into fixed rates. Under our swaps, we agree with another party to exchange quarterly the difference between fixed-rate and floating-rate interest amounts calculated by reference to notional amounts that match the amount of our underlying debt. Under these swap agreements, we pay the fixed rates and receive the floating rates. The swaps settle quarterly and terminate upon maturity of the related debt. We hedge a portion of our foreign exchange rate risk by entering into contracts to exchange foreign currencies for U.S. Dollars at specified rates. Our foreign exchange contracts and interest rate swaps are considered highly effective. See Notes (10) and (11) to these consolidated financial statements for more information on our hedging activities.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(o) Income taxes and uncertain tax positions

Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book and tax bases of applicable assets and liabilities. Generally, deferred tax assets represent future income tax reductions while deferred tax liabilities represent income taxes that we expect to pay in the future. We measure deferred tax assets and liabilities using enacted tax rates for the years in which we expect temporary differences to be reversed or be settled. Changes in tax rates affect the carrying values of our deferred tax assets and liabilities. The ultimate realization of our deferred tax assets depends upon generating sufficient future taxable income during the periods in which our temporary differences become deductible or before our net operating loss and tax credit carryforwards expire. The effects of any tax rate changes are recognized in the periods when they become effective.

We recognize the benefit of a tax position if that position will more likely than not be sustained in an audit, based on the technical merits of the position. If the tax position meets the more likely than not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a fifty percent likelihood of being realized upon ultimate settlement. Liabilities created for unrecognized tax benefits are presented as a separate liability and not combined with deferred tax liabilities or assets. We recognize interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes. Note (9) to these consolidated financial statements contains additional information regarding our income taxes.

(p) Revenue recognition

Sales are recognized when revenue is realized or realizable and has been earned. Sales and shipping terms vary among our customers, and as such, revenue is recognized when risk and title to the product transfer to the customer. Net sales revenue is comprised of gross revenues less estimates of expected returns, trade discounts and customer allowances, which include incentives such as cooperative advertising agreements and off-invoice markdowns. Such deductions are recorded and/or amortized during the period the related revenue is recognized. Sales and value added taxes collected from customers and remitted to governmental authorities are excluded from net sales revenue reported in the consolidated financial statements.

(q) Consideration granted to customers

We offer our customers certain incentives in the form of cooperative advertising arrangements, volume rebates, product markdown allowances, trade discounts, cash discounts, slotting fees and similar other arrangements. In instances where the customer provides us with proof of performance, reductions in amounts received from customers as a result of cooperative advertising programs are included in our consolidated statements of income in SG&A. Customer incentives included in SG&A were $12.71, $10.40 and $11.81 million for the fiscal years 2011, 2010 and 2009, respectively.

Other reductions in amounts received from customers as a result of cooperative advertising programs are recorded as reductions of net sales revenue. Markdown allowances, slotting fees, trade discounts, cash discounts and volume rebates are all recorded as reductions of net sales revenue.

(r) Advertising

Advertising costs, including cooperative advertising discussed in (q) above, are expensed in the period in which they are incurred and included in our consolidated statements of income in SG&A. We incurred total advertising costs, including amounts paid to customers for cooperative media and print advertising, of $34.99, $20.77 and $24.45 million during fiscal years 2011, 2010 and 2009, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(s) Shipping and handling revenues and expenses

Shipping and handling expenses are included in our consolidated statements of income in SG&A. These expenses include distribution center costs, third party logistics costs and outbound transportation costs. Our expenses for shipping and handling totaled $54.05, $44.87 and $49.68 million during fiscal years 2011, 2010 and 2009, respectively. We bill our customers for charges for shipping and handling on certain sales made directly to consumers and retail customers ordering relatively small dollar amounts of product. Such charges are recorded as a reduction of our shipping and handling expense and are not material in the aggregate.

(t) Foreign currency transactions and related derivative financial instruments

The U.S. Dollar is the functional currency for the Company and all its foreign subsidiaries; therefore, we do not have a translation adjustment recorded through accumulated other comprehensive income (loss). All our non-U.S. subsidiaries' transactions involving other currencies have been re-measured in U.S. Dollars using average exchange rates for the months in which the transactions occurred. In our consolidated statements of income, exchange gains and losses resulting from the remeasurement of foreign taxes receivable, taxes payable, deferred tax assets and deferred tax liabilities are recognized in their respective income tax lines and all other foreign exchange gains and losses are recognized in SG&A. We recorded net foreign exchange gains (losses), including the impact of currency hedges, of $1.82, $1.73 and ($5.21) million in SG&A and ($0.02), $0.05 and $0.62 million in income tax expense during fiscal years 2011, 2010 and 2009, respectively.

In order to manage our exposure to changes in foreign currency exchange rates, we use forward currency contracts to exchange foreign currencies for U.S. Dollars at specified rates. We account for these transactions as hedges, which requires that these forward currency contracts be recorded on the balance sheet at their fair value and that changes in the fair value of the forward exchange contracts are recorded each period in our consolidated statements of income or other comprehensive income (loss), depending on the type of hedging instrument and the effectiveness of the hedges. In our case, we record these transactions either as part of SG&A in our consolidated statements of income, or on the line entitled "Unrealized gain (loss) on cash flow hedges – foreign currency, net of tax" in our consolidated statements of stockholders' equity, as appropriate. All our current contracts are cash flow hedges and are adjusted to their fair market values at the end of each fiscal quarter. We evaluate all hedging transactions each quarter to determine that they are effective. Any ineffectiveness is recorded as part of SG&A in our consolidated statements of income. See Note (11) to these consolidated financial statements for a further discussion of our hedging activities.

(u) Share-based compensation plans

All share-based payments are recognized in the financial statements based on their fair values using an option pricing model at the date of grant. We use a Black-Scholes option-pricing model to calculate the fair value of options. This model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the model change significantly, share-based compensation may differ materially in the future from that recorded in the current period. We estimate forfeitures for options awards at the dates of grant based on historical experience and revise as necessary if actual forfeitures significantly differ from these estimates. Share-based compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the requisite service period of the award.

See Note (14) to these consolidated financial statements for more information on our share-based compensation plans.

(v) Interest income

Interest income is included in "Nonoperating income, net" on the consolidated statements of income. Interest income totaled $0.53, $0.57 and $2.72 million in fiscal years 2011, 2010 and 2009, respectively. Interest income is normally earned on cash invested in short-term accounts, cash equivalents, temporary and long-term investments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(w) Earnings (loss) per share

We compute basic earnings (loss) per share based upon the weighted average number of shares of common stock outstanding during the period. We compute diluted earnings (loss) per share based upon the weighted average number of shares of common stock plus the effects of potentially dilutive securities. Our dilutive securities consist entirely of outstanding options for common stock that were "in-the-money," meaning that the exercise price of the options was less than the average market price of our common stock during the fiscal year. "Out-of-the-money" options are outstanding options to purchase common stock that were excluded from the computation of earnings per share because the exercise price of the options was greater than the average market price of our common stock during the fiscal year. Options for common stock are excluded from the computation of diluted earnings (loss) per share if their effect is antidilutive.

For fiscal years 2011, 2010 and 2009, the components of basic and diluted shares were as follows:

WEIGHTED AVERAGE DILUTED SECURITIES
(in thousands)

	Years Ended The Last Day of February,		
	2011	2010	2009
Weighted average shares outstanding, basic	**30,669**	30,217	30,173
Incremental shares of common stock attributable to share-based payment arrangements (1)	**686**	704	-
Weighted average shares outstanding, diluted	**31,355**	30,921	30,173
Dilutive securities, as a result of in-the-money options	**2,337**	1,978	2,587
Antidilutive securities, as a result of out-of-the-money options	**173**	921	2,249

(1) Fiscal 2009 earnings per share computations excludes conversion of in-the-money stock options as the effect of the 846,000 shares would be antidilutive.

(x) New accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company's management believes that the impact of recently issued standards that are not yet effective will not have a material impact on its consolidated financial position, results of operations and cash flows upon adoption.

NOTE 2 – SIGNIFICANT CHARGE AGAINST ALLOWANCE FOR DOUBTFUL ACCOUNTS

On May 2, 2008, Linens 'n Things retail chain ("Linens") filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Our accounts receivable balance with Linens at the date of bankruptcy was $4.17 million. For the fiscal quarter ended May 31, 2008, a bad debt provision charge of $3.88 million was made to SG&A and we established a specific allowance of the same amount to account for the portion of the receivable we estimated to be uncollectible. For the fiscal quarter ended August 31, 2008, we charged the remaining $0.29 million unreserved balance of Linens' pre-petition accounts receivables to our bad debt provision and wrote off the resulting 100 percent reserved balance as uncollectable. During the fiscal quarter ended November 30, 2008, Linens announced plans to liquidate by December 31, 2008. There were no further sales to Linens and we fully collected all post-petition receivables as of the quarter ended November 30, 2008. Linens was a significant customer of the Company with net sales revenue for fiscal 2009 of $0.55 million and $7.24 million for the Personal Care and Housewares segments, respectively.

NOTE 3 - PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

PROPERTY AND EQUIPMENT

(in thousands)

	Estimated Useful Lives (Years)	Last Day of February, 2011	Last Day of February, 2010
Land	-	$ **9,073**	$ 9,073
Buildings and improvements	10 - 40	**65,605**	65,117
Computer and other equipment	3 - 10	**47,171**	46,088
Tools, dies and molds	1 - 3	**13,080**	9,573
Transportation equipment	3 - 5	**118**	240
Furniture and fixtures	5 - 15	**8,668**	8,532
Construction in progress	-	**4,200**	1,954
Property and equipment, gross		**147,915**	140,577
Less accumulated depreciation		**(65,428)**	(58,464)
Property and equipment, net		$ **82,487**	$ 82,113

In two separate transactions during fiscal 2009, we sold all fractional shares in our corporate jets for a combined $2.57 million and recognized a combined pre-tax gain of $0.11 million.

We recorded $8.28, $8.80 and $10.29 million of depreciation expense for fiscal 2011, 2010 and 2009, respectively. Capital expenditures for property and equipment totaled $4.27, $7.20 and $5.17 million in fiscal 2011, 2010 and 2009, respectively.

We lease certain facilities, equipment and vehicles under operating leases, which expire at various dates through fiscal 2019. Certain of the leases contain escalation clauses and renewal or purchase options. Rent expense related to our operating leases was $3.16, $2.31 and $2.25 million for fiscal 2011, 2010 and 2009, respectively.

NOTE 4 – GOODWILL AND INTANGIBLE ASSETS

We do not record amortization expense on goodwill or other intangible assets that have indefinite useful lives. Amortization expense is recorded for intangible assets with definite useful lives. We perform an annual impairment review of goodwill and other intangible assets during the first quarter of each fiscal year. We also perform interim testing, if necessary, as required by GAAP. Any asset deemed to be impaired is written down to its fair value.

The Company's traditional impairment test methodology uses primarily estimated future discounted cash flow models ("DCF Models"). The DCF Models use a number of assumptions including expected future cash flows from the assets, volatility, risk free rate, and the expected life of the assets, the determination of which require significant judgments from management. In determining the assumptions to be used, the Company considers the existing rates on Treasury Bills, yield spreads on assets with comparable expected lives, historical volatility of the Company's common stock and that of comparable companies and general economic and industry trends, among other considerations. In the fourth quarter of fiscal 2009, the Company expanded its traditional impairment test methodology to give weight to other methods that provide additional observable market information and which management believes reflected the current risk level being incorporated into market prices, in order to corroborate the fair values of each of the Company's reporting units. Management intends to use these additional methods in conjunction with its DCF models whenever the total market capitalization of its stock drops below its consolidated stockholders' equity balance for a sustained period of time. Considerable management judgment is necessary in reaching a conclusion regarding the reasonableness of fair value estimates, evaluating the most likely impact of a range of possible external conditions, considering the resulting operating changes and their impact on estimated future cash flows, determining the appropriate discount factors to use, and selecting and weighting appropriate comparable market level inputs.

NOTE 4 – GOODWILL AND INTANGIBLE ASSETS, CONTINUED

Impairments in the Fourth Quarter of Fiscal 2011 - In the Housewares segment, as a result of continued net sales revenue declines associated with rechargeable lighting products, management performed a reassessment of the category's long-term earnings prospects and decided to exit the category. As a result, the Company wrote down the carrying value of the associated inventory, and wrote off all related trademark and patent costs. The various adjustments were recorded as a non-cash impairment charge of $0.75 million ($0.70 million after tax). In the Personal Care segment, based upon continued net sales revenue declines and the future market growth prospects for certain professional product trademarks, the Company performed interim impairment testing using a revised outlook for the brands. As a result of its testing, the Company recorded a non-cash impairment charge of $0.91 million ($0.89 million after tax). The charge was related to trademarks, which were written down to fair value, determined on the basis of future discounted cash flows using the relief from royalty valuation method.

Annual Impairment Testing in the First Quarter of Fiscal 2011 - The Company performed its annual evaluation of goodwill and indefinite-lived intangible assets for impairment during the first quarter of fiscal 2011. As a result of its testing, the Company recorded a non-cash impairment charge of $0.50 million ($0.49 million after tax). The charge was related to trademarks in our Personal Care segment that were written down to fair value, determined on the basis of future discounted cash flows using the relief from royalty valuation method.

Impairments in the Second Quarter of Fiscal 2010 - During the fiscal quarter ended August 31, 2009, a significant customer decided to discontinue carrying a trademarked line of certain skin care products. Sales to this customer accounted for a substantial portion of the total sales of the trademark, and accordingly, non-cash impairment charges were recorded to write off the remaining $0.90 million ($0.89 million after tax) in carrying value of the associated trademark.

Annual Impairment Testing in the First Quarter of Fiscal 2010 - The Company performed its annual evaluation of goodwill and indefinite-lived intangible assets for impairment during the first quarter of fiscal 2010. As a result of its testing, the Company concluded no further impairments had occurred since the fourth quarter of fiscal 2009, when interim testing was performed and a total non-cash impairment charge of $99.51 million ($99.06 million after tax) was recorded.

Additional Impairment Testing in the Fourth Quarter of Fiscal 2009 - As a result of the continued deterioration of economic conditions during the second half of fiscal 2009, the Company evaluated the impact of these conditions and other developments on its reporting units to assess whether impairment indicators were present that would require interim impairment testing. During the latter half of the third quarter of fiscal 2009, the Company's total market capitalization began to decline below the Company's consolidated stockholders' equity balance at November 30, 2008. If the Company's total market capitalization remains below its consolidated stockholders' equity balance for a sustained period of time, this may be an indicator of potential impairment of goodwill and other intangible assets. Because this condition continued throughout the balance of the fourth quarter of fiscal 2009, the Company determined that the carrying amount of our goodwill and other intangible assets might not be recoverable and performed additional impairment testing as of February 28, 2009, which resulted in a total non-cash impairment charge of $99.51 million ($99.06 million after tax) in the fourth quarter of fiscal 2009. This consisted of non-cash pre-tax impairment charges of $46.49 million against goodwill and $2.75 million against a trademark in our Personal Care segment's Appliances and Accessories reporting unit and $50.27 million against certain trademarks and an indefinite-lived license held by our Grooming, Skin Care and Hair Care Solutions reporting unit. The impairment for these reporting units was due to a decrease in the fair value of forecasted cash flows, and other market conditions reflecting the continued deterioration of the domestic and global economies and the declines in retail sales activity. No impairment charges were required for our Housewares segment as this reporting unit's estimated fair value of total net assets including recorded goodwill, trademarks and other intangible assets, exceeded their carrying values as of the date of the evaluation.

NOTE 4 – GOODWILL AND INTANGIBLE ASSETS, CONTINUED

Annual Impairment Testing in the First Quarter of Fiscal 2009 - The Company performed its annual impairment tests of its goodwill and trademarks during the first quarter of fiscal 2009. This resulted in non-cash impairment charges of $7.76 million ($7.61 million after tax) on certain intangible assets associated with our Personal Care segment recognized during the first quarter of fiscal 2009. The charges were recorded in the Company's consolidated statement of income as a component of operating income (loss). The impairment charges reflected the amounts by which the carrying values of the associated assets exceeded their estimated fair values at the time of the analysis. The fair values of the assets were primarily determined using discounted cash flow models. The decline in the fair value of the affected trademarks described above resulted from lower sales expectations on certain lower volume brands as a result of management's strategic decision to reduce advertising and other resources dedicated to those brands, combined with a lower overall expectation of net sales revenue driven by our near-term outlook for the economy and projected declines in consumer retail spending levels.

The following tables summarize by operating segment the changes in our goodwill and intangible assets for fiscal years 2011 and 2010:

GOODWILL AND INTANGIBLE ASSETS

(in thousands)

		Balances at February 28, 2010		Year Ended February 28, 2011			Balances at February 28, 2011			
Description / Life	Weighted Average Life (Years)	Gross Carrying Amount	Cumulative Goodwill Impairments	Additions	Impairments	Acquisition and Retirement Adjustments	Gross Carrying Amount	Cumulative Goodwill Impairments	Accumulated Amortization	Net Book Value
Personal Care:										
Goodwill		$ 66,296	$ (46,490)	$ 15,845	$ -	$ (240)	$ 81,901	$ (46,490)	$ -	$ 35,411
Trademarks - indefinite		53,054	-	23,650	(1,401)	-	75,303		-	75,303
Trademarks - finite	17.6	338	-	-	-	(188)	150		(62)	88
Licenses - indefinite		10,300	-	-	-	-	10,300	-	-	10,300
Licenses - finite	8.7	24,196	-	-	-	(4,632)	19,564		(15,450)	4,114
Other Intangibles - finite	6.6	26,286	-	23,875	-	(760)	49,401		(9,048)	40,353
Total Personal Care		180,470	(46,490)	63,370	(1,401)	(5,820)	236,619	(46,490)	(24,560)	165,569
Housewares:										
Goodwill		166,131	-	-	-	-	166,131	-	-	166,131
Trademarks - indefinite		75,554	-	-	(354)	-	75,200		-	75,200
Other Intangibles - finite	5.6	20,845	-	364	(214)	(1,675)	19,320		(9,893)	9,427
Total Housewares		262,530	-	364	(568)	(1,675)	260,651	-	(9,893)	250,758
Healthcare / Home Environment:										
Goodwill		-	-	154,700	-	-	154,700	-	-	154,700
Other Intangibles - finite	9.5	-	-	91,550	-	-	91,550	-	(1,630)	89,920
Total Healthcare / Home Environment		-	-	246,250	-	-	246,250	-	(1,630)	244,620
Total		$ 443,000	$ (46,490)	$ 309,984	$ (1,969)	$ (7,495)	$ 743,520	$ (46,490)	$ (36,083)	$ 660,947

NOTE 4 – GOODWILL AND INTANGIBLE ASSETS, CONTINUED

GOODWILL AND INTANGIBLE ASSETS

(in thousands)

	Weighted	Balances at February 28, 2009		Year Ended February 28, 2010			Balances at February 28, 2010			
Description / Life	Average Life (Years)	Gross Carrying Amount	Cumulative Goodwill Impairments	Additions	Impairments	Acquisition Adjustments	Gross Carrying Amount	Cumulative Goodwill Impairments	Accumulated Amortization	Net Book Value
Personal Care:										
Goodwill		$ 46,490	$ (46,490)	$ 19,700	$ -	$ 106	$ 66,296	$ (46,490)	$ -	$ 19,806
Trademarks - indefinite		35,575	-	18,700	(900)	(321)	53,054	-	-	53,054
Trademarks - finite	18.6	338	-	-	-	-	338	-	(245)	93
Licenses - indefinite		10,300	-	-	-	-	10,300	-	-	10,300
Licenses - finite	9.7	24,196	-	-	-	-	24,196	-	(19,495)	4,701
Other Intangibles - finite	7.4	4,689	-	21,600	-	(3)	26,286	-	(4,049)	22,237
Total Personal Care		121,588	(46,490)	60,000	(900)	(218)	180,470	(46,490)	(23,789)	110,191
Housewares:										
Goodwill		166,131	-	-	-	-	166,131	-	-	166,131
Trademarks - indefinite		75,554	-	-	-	-	75,554	-	-	75,554
Other Intangibles - finite	6.6	20,329	-	516	-	-	20,845	-	(9,660)	11,185
Total Housewares		262,014	-	516	-	-	262,530	-	(9,660)	252,870
Total		$ 383,602	$ (46,490)	$ 60,516	$ (900)	$ (218)	$ 443,000	$ (46,490)	$ (33,449)	$ 363,061

The following table summarizes the amortization expense attributable to intangible assets for the fiscal years 2011, 2010 and 2009, as well as estimated amortization expense for the fiscal years 2012 through 2016:

AMORTIZATION OF INTANGIBLE ASSETS

(in thousands)

Aggregate Amortization Expense For the fiscal years ended		
February 2011	$	**9,888**
February 2010	$	6,128
February 2009	$	3,311

Estimated Amortization Expense For the fiscal years ended		
February 2012	$	17,798
February 2013	$	17,765
February 2014	$	17,216
February 2015	$	16,731
February 2016	$	16,548

Many of the license agreements under which we sell or intend to sell products with trademarks owned by other entities require that we pay minimum royalties and make minimum levels of advertising expenditures. For the fiscal year ending February 28, 2012, minimum royalties due and minimum advertising expenditures under these license agreements total $16.49 and $6.08 million, respectively.

NOTE 5 – ACQUISITIONS

Kaz, Inc. Acquisition – On December 31, 2010, we completed the merger of Kaz under the terms of an Agreement and Plan of Merger dated December 8, 2010, among us, Helen of Troy Texas Corporation, our wholly-owned subsidiary, KI Acquisition Corp., our indirect wholly-owned subsidiary, Kaz, and certain shareholders of Kaz. Pursuant to the terms of the merger agreement, all of the shares of capital stock of Kaz were cancelled and converted into a total cash purchase price of $271.50 million, subject to certain future adjustments. The acquisition was funded with $77.50 million of cash and $194.00 million in short- and long-term debt. Based in Southborough, Massachusetts, Kaz is a world leader in providing a broad range of consumer products in two primary product categories consisting of healthcare and home environment. Kaz sources, markets and distributes a number of well-recognized brands including: Vicks, Braun, Kaz, Smart-Temp, SoftHeat, Honeywell, Duracraft, Protec, Stinger and Nosquito. The acquisition will help broaden the Company's geographic footprint, increase our mutual significance with common customers and vendors, and expand our customer base worldwide. For further information, see Notes (6), (7), (8), (9), (18) and (19).

Acquisition-related costs incurred through February 28, 2011 were approximately $1.57 million. Any further acquisition-related costs will be recognized in SG&A during the period in which they are incurred.

On December 30, 2010, in connection with the acquisition of Kaz, the Company and certain of its subsidiaries entered into:

- a Credit Agreement (the "2010 RCA") with Bank of America, N.A. ("Bank of America"); and
- a Term Loan Credit Agreement with Bank of America (the "TLCA").

See Note (6) for a description of the terms of these agreements.

The following table summarizes the initial sources of consideration paid for Kaz, including an adjustment for closing date working capital.

KAZ - SOURCES OF CONSIDERATION PAID AT DECEMBER 31, 2010
(in thousands)

Cash	$	77,498
Advances under the 2010 RCA		94,000
Loans under the TLCA		100,000
Total consideration paid	$	271,498

NOTE 5 – ACQUISITIONS, CONTINUED

The following schedule presents our latest estimate of the identifiable assets and liabilities acquired, assumed or recognized at the acquisition date at their fair values. These balances are provisional and may be subject to additional adjustment.

KAZ - NET ASSETS RECORDED UPON ACQUISITION AT DECEMBER 31, 2010
(in thousands)

Assets:		
Cash	$	4,258
Receivables		70,792
Inventory		62,415
Prepaid expenses and other current assets		2,197
Property and equipment		4,083
Goodwill		154,700
Other intangible assets - finite		91,550
Deferred tax assets		12,376
Other assets		3,098
Subtotal - assets		405,469
Liabilities:		
Accounts payable		41,371
Accrued expenses		64,118
Income taxes payable		1,496
Deferred tax liabilities		24,303
Liabilities for uncertain tax positions		1,453
Deferred compensation		1,230
Subtotal - liabilities		133,971
Net assets recorded	$	271,498

The fair values of the intangible assets acquired were estimated by applying income and market approaches. These fair value measurements were based on significant inputs that are not observable in the market and, therefore, represent Level 3 measurements. Key assumptions included various discount rates based upon a 10.25 percent weighted average cost of capital, royalty rates ranging from 2.00 to 3.50 percent used in the determination of patent estate values and customer attrition rates of 10.0 percent per year used in the determination of customer list values.

Gross receivables of $77.49 million have been recorded in the transaction. We estimate that $6.70 million of gross receivables will not be collected. The goodwill of $154.70 million arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Company and Kaz. All of the goodwill was assigned to the Company's Healthcare / Home Environment segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

Under the terms of the merger agreement and included in the consideration paid, the Company deposited $20.00 million into escrow. The merger agreement provides that up to $2.30 million of the escrow fund will be released after the final working capital adjustment is agreed to by the Company and Kaz's previous owners. The remaining $17.70 million of the escrow amount is security for any indemnification claims under the merger agreement. The remaining escrow fund will be held until May 15, 2012, subject to amounts held back for any indemnification claims.

NOTE 5 – ACQUISITIONS, CONTINUED

The impact of the Kaz acquisition on the Company's consolidated condensed statements of income from the acquisition date through the two month period ended February 28, 2011 is as follows:

KAZ - IMPACT ON CONSOLIDATED STATEMENTS OF INCOME
December 31, 2010 (Acquisition Date) through February 28, 2011
(in thousands, except per share data)

		Two Months Ended February 28, 2011
Sales revenue, net	$	69,147
Net income		3,219
Earning per share:		
Basic	$	0.10
Diluted	$	0.10

The following supplemental pro forma information presents the Company's financial results as if the Kaz merger had occurred as of the beginning of the fiscal periods presented. This supplemental pro forma information has been prepared for comparative purposes and would not necessarily indicate what may have occurred if the acquisition had been completed on March 1, 2010 or 2009, and this information is not intended to be indicative of future results.

KAZ - PRO FORMA IMPACT ON CONSOLIDATED CONDENSED STATEMENTS OF INCOME
As if the Acquisition Had Been Completed at the Beginning of Each Period
(in thousands, except per share data)

	Years Ended The Last Day of February,			
		2011		2010
Sales revenue, net	$	1,121,199	$	1,069,857
Net income		73,159		59,364
Earning per share:				
Basic	$	2.39	$	1.96
Diluted	$	2.33	$	1.92

Pert Plus and Sure Acquisition - On March 31, 2010, we completed the acquisition of certain assets and liabilities of the Pert Plus hair care and Sure antiperspirant and deodorant businesses from Innovative Brands, LLC for a net purchase price of $69.00 million, which we paid with cash on hand. Net assets acquired consist principally of accounts receivable, finished goods inventories, prepaid expenses, goodwill, patents, trademarks, tradenames, product design specifications, production know-how, certain fixed assets, distribution rights and customer lists, less certain product related operating accruals and other current liabilities. We market Pert Plus and Sure products primarily into retail trade channels.

We have accounted for the acquisition as the purchase of a business and have recorded the excess purchase price as goodwill. All of the goodwill is held in jurisdictions that do not allow deductions for tax purposes. We have completed our analysis of the economic lives of all the assets acquired and determined the appropriate allocation of the initial purchase price. We assigned the acquired trademarks indefinite economic lives and will amortize the customer list and patent rights over expected average lives of approximately 8.2 and 7.5 years, respectively. For the customer list, we used our historical attrition rates to assign an expected life. For patent rights, we used the underlying non-renewable term of a royalty free license we acquired for the use of patented formulas in certain Pert Plus and Sure products. The trademarks acquired are considered to have indefinite lives that are not subject to amortization. The goodwill arising from the Pert Plus and Sure acquisition consists largely of the distribution network, marketing synergies and economies of scale expected to occur from the addition of the new product line.

NOTE 5 – ACQUISITIONS, CONTINUED

The following schedule presents the acquisition date fair value of the net assets of Pert Plus and Sure:

PERT PLUS AND SURE - NET ASSETS ACQUIRED ON MARCH 31, 2010
(in thousands)

Receivables	$	8,589
Inventory		4,887
Prepaid expenses		392
Tools, dies and molds		730
Goodwill		15,845
Trademarks		23,650
Patent rights		2,600
Customer list		21,275
Total assets acquired		77,968
Less: Accounts payable and other current liabilities assumed or recorded at acquisition		(8,968)
Net assets acquired	$	69,000

The fair values of the intangible assets acquired were estimated by applying income and market approaches. These fair value measurements were based on significant inputs that are not observable in the market and, therefore, represent Level 3 measurements. Key assumptions included various discount rates based upon a 15.8 percent weighted average cost of capital, royalty rates of 5 percent used in the determination of trademark values and customer attrition rates of 11.5 percent per year used in the determination of customer list values.

The impact of the Pert Plus and Sure acquisition on the Company's consolidated condensed statements of income from the acquisition date through the eleven month period ended February 28, 2011 is as follows:

PERT PLUS AND SURE - IMPACT ON CONSOLIDATED STATEMENTS OF INCOME
March 31, 2010 (Acquisition Date) through February 28, 2011
(in thousands, except per share data)

		Eleven Months Ended February 28, 2011
Sales revenue, net	$	**64,130**
Net income		**12,929**
Earning per share:		
Basic	$	**0.42**
Diluted	$	**0.41**

The following supplemental pro forma information presents the Company's financial results as if the Pert Plus and Sure acquisition had occurred as of the beginning of the fiscal periods presented. This supplemental pro forma information has been prepared for comparative purposes and would not necessarily indicate what may have occurred if the acquisition had been completed on March 1, 2010 or 2009, and this information is not intended to be indicative of future results.

PERT PLUS AND SURE - PRO FORMA IMPACT ON CONSOLIDATED CONDENSED STATEMENTS OF INCOME
As if the Acquisition Had Been Completed at the Beginning of Each Period
(in thousands, except per share data)

	Years Ended The Last Day of February,			
		2011		2010
Sales revenue, net	$	**782,674**	$	719,882
Net income		**94,402**		87,048
Earning per share:				
Basic	$	**3.08**	$	2.88
Diluted	$	**3.01**	$	2.82

NOTE 5 – ACQUISITIONS, CONTINUED

***Infusium* 23 *Acquisition* -** On March 31, 2009, we completed the acquisition of certain assets, trademarks, customer lists, distribution rights, patents, goodwill and formulas for Infusium 23 ("Infusium") hair care products from The Procter & Gamble Company for a cash purchase price of $60 million, which we paid with cash on hand. We have accounted for the acquisition as the purchase of a business, and have recorded the excess purchase price as goodwill. All of this goodwill is held in jurisdictions that do not allow deductions for tax purposes. We have completed our analysis of the economic lives of all the assets acquired and determined the appropriate allocation of the initial purchase price. We assigned the acquired trademarks indefinite economic lives and will amortize the customer list and patent rights over expected lives of 9.0 and 7.5 years, respectively. For the customer list, we used our historical attrition rates to assign an expected life. For patent rights, we used the underlying non-renewable term of a royalty free license we acquired for the use of patented formulas in certain Infusium products. The trademarks acquired are considered to have indefinite lives that are not subject to amortization. The goodwill arising from the Infusium acquisition consists largely of the distribution network, marketing synergies, and economies of scale expected to occur from the addition of the new product line. The following schedule presents the acquisition date fair value of the net assets of Infusium:

INFUSIUM - ASSETS ACQUIRED ON MARCH 31, 2009
(in thousands)

Goodwill	$	19,700
Trademarks		18,700
Patent rights		600
Customer list		21,000
Total assets acquired	$	60,000

The fair values of the Infusium assets acquired were estimated by applying income and market approaches. These fair value measurements are based on significant inputs that are not observable in the market and, therefore, represent Level 3 measurements. Key assumptions include (1) a discount rate of 13.5 percent, (2) a terminal value based on long-term sustainable growth rates of 2 percent and an earnings before interest, taxes, depreciation, and amortization ("EBITDA") multiple of 7.0, (3) financial multiples of companies operating in similar markets as Infusium, and (4) adjustments for control premiums that market participants might consider when estimating the fair value of the Infusium business. In the fourth quarter of fiscal 2010, we made certain post closing adjustments associated with this acquisition to increase goodwill by $0.10 million.

NOTE 6 – SHORT-TERM DEBT

<u>2004 Revolving Credit Agreement</u> – Prior to December 30, 2010, the Company maintained a Revolving Credit Agreement (the "2004 RCA"), entered into in June 2004 with Bank of America, N.A. that provided for a total revolving commitment of up to $50.00 million. Borrowings under the 2004 RCA accrued interest at a "Base Rate" plus a margin of 0.25 to 0.75 percent based on the Leverage Ratio (as defined in the 2004 RCA) at the time of borrowing. The base rate was equal to the highest of the Federal Funds Rate (as defined in the 2004 RCA) plus 0.50 percent, Bank of America's prime rate, or the one month LIBOR rate plus 1 percent. Alternatively, if we elected, borrowings accrued interest based on the respective 1, 2, 3, or 6-month LIBOR rate plus a margin of 1.25 to 1.75 percent based upon the Leverage Ratio at the time of the borrowing. We incurred loan commitment fees at a rate of 0.20 percent per annum on the unused balance of the 2004 RCA and letter of credit fees at a rate of 1.25 percent per annum on the face value of any letter of credit. Outstanding letters of credit reduced the borrowing availability dollar for dollar.

The 2004 RCA contained certain covenants and formulas that limited our outstanding indebtedness from all sources (less unrestricted cash on hand in excess of $15.00 million) to no more than 3.0 times the latest twelve months' trailing EBITDA. The 2004 RCA was unconditionally guaranteed, on a joint and several basis, by the Company and certain of its subsidiaries. As with our other debt agreements, the 2004 RCA restricted us, among other things, from incurring liens on any of our properties, except under certain conditions, and limited our ability to repurchase shares of our common stock.

NOTE 6 – SHORT-TERM DEBT, CONTINUED

New Revolving Credit Agreement and Term Loan Credit Agreement – On December 30, 2010, we terminated the 2004 RCA in connection with our acquisition of Kaz and entered into a new Credit Agreement (the "2010 RCA") with Bank of America, N.A. The 2010 RCA provides for an unsecured revolving commitment of up to $150.00 million, subject to the terms and limitations described below. The commitment under the 2010 RCA terminates on December 30, 2015. On December 30, 2010, we also entered into a $100.00 million unsecured Term Loan Credit Agreement (the "TLCA") with Bank of America, N.A. The TLCA was short-term bridge financing which was subsequently repaid on January 12, 2011 with the proceeds of new long-term financing described in Note (8).

Borrowings under the 2010 RCA accrue interest at a "Base Rate" plus a margin of 0.25 to 1.375 percent per annum based on the Leverage Ratio (as defined in the 2010 RCA) at the time of borrowing. The base rate is equal to the highest of the Federal Funds Rate (as defined in the 2010 RCA) plus 0.50 percent, Bank of America's prime rate or the one month LIBOR rate plus 1 percent. Alternatively, if we elect, borrowings accrue interest based on the respective 1, 2, 3, or 6-month LIBOR rate plus a margin of 1.25 to 2.375 percent per annum based upon the Leverage Ratio at the time of the borrowing. We incur loan commitment fees at a rate ranging from 0.30 to 0.50 percent per annum on the unused balance of the 2010 RCA. We incur letter of credit fees under the 2010 RCA at a rate ranging from 1.25 to 2.375 percent per annum on the face value of any letter of credit. Outstanding letters of credit reduce the borrowing availability under the 2010 RCA on a dollar for dollar basis. The TLCA accrues interest at the "Base Rate" plus a margin of 2.00 percent per annum, or alternatively, if we elect, at the one month LIBOR rate plus a margin of 3.00 percent per annum. The 2010 RCA and our other debt are unconditionally guaranteed, on a joint and several basis, by the Company and certain of the its subsidiaries. As of February 28, 2011, there were $71.00 million in revolving loans and $1.30 million of open letters of credit outstanding against the 2010 RCA. As of February 28, 2011, the amount available for borrowings under the 2010 RCA was $77.70 million.

The 2010 RCA and our other debt agreements require the maintenance of maximum debt leverage and interest coverage ratios, specify minimum consolidated net worth levels and contain other customary covenants, which restrict us, among other things, from incurring liens on any of our properties, except under certain conditions, and limit our ability to pay dividends and repurchase shares of our common stock. As of February 28, 2011, all our debt agreements effectively limited our ability to incur more than an estimated $176.77 million of additional debt from all sources, including draws on the 2010 RCA. We are currently in compliance with the terms of the 2010 RCA and our other debt agreements.

In connection with the 2010 RCA and TLCA and certain long-term debt described in Note (8), the Company incurred $3.90 million in new debt acquisition costs that will be amortized over the terms of the associated agreements. We also wrote off $0.09 million of unamortized deferred finance fees associated with the terminated 2004 RCA.

NOTE 7 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of accrued expenses and other current liabilities is as follows:

ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
(in thousands)

	Last Day of February,	
	2011	2010
Accrued sales returns, discounts and allowances	$ **32,136**	$ 15,516
Accrued warranty returns	**24,021**	5,242
Accrued compensation	**24,379**	17,888
Accrued advertising	**10,159**	6,867
Accrued interest	**1,973**	1,339
Accrued royalties	**7,265**	3,612
Accrued legal expenses and professional fees	**6,851**	965
Accrued benefits and payroll taxes	**10,100**	1,944
Accrued freight	**1,950**	1,403
Accrued property, sales and other taxes	**4,668**	903
Kaz acquisition liabilities	**4,261**	-
Derivative liabilities, current	**4,564**	4,951
Other	**9,293**	6,659
Total accrued expenses and other current liabilities	$ **141,620**	$ 67,289

Kaz acquisition liabilities at February 28, 2011 consist of $4.26 million of additional purchase price estimated to be due to former Kaz owners as a working capital adjustment settlement. For fiscal 2010, we have reclassified certain amounts in the schedule above, to conform to the current year's presentation. These reclassifications have no impact on previously reported net income.

NOTE 8 - LONG-TERM DEBT

A summary of long-term debt is as follows:

LONG-TERM DEBT
(dollars in thousands)

	Original Date Borrowed	Interest Rates	Matures	Last Day of February,	
				2011	2010
$15 million unsecured Senior Note payable at a fixed interest rate of 7.24%. Interest payable quarterly. Annual principal payments of $3 million began in July 2008.	07/97	**7.24%**	07/12	$ **6,000**	$ 9,000
$50 million unsecured floating interest rate 7 year Senior Notes. Interest set and payable quarterly at three-month LIBOR plus 85 basis points. Principal is due at maturity. Notes can be prepaid without penalty. (1)	06/04	**5.89%**	06/11	**50,000**	50,000
$75 million unsecured floating interest rate 10 year Senior Notes. Interest set and payable quarterly at three-month LIBOR plus 90 basis points. Principal is due at maturity. Notes can be prepaid without penalty. (1)	06/04	**6.01%**	06/14	**75,000**	75,000
$100 million unsecured Senior Notes payable at a fixed interest rate of 3.90%. Interest payable semi-annually. Annual principal payments of $20 million begin in January 2014. Prepayment of notes are subject to a "make whole" premium.	01/11	**3.90%**	01/18	**100,000**	-
Total long-term debt				**231,000**	134,000
Less current maturities of long-term debt				**(53,000)**	(3,000)
Long-term debt, excluding current maturities				$ **178,000**	$ 131,000

(1) Floating interest rates have been hedged with interest rate swaps to effectively fix interest rates. Additional information regarding these swaps is provided in Note (11) to these consolidated financial statements.

NOTE 8 - LONG-TERM DEBT, CONTINUED

The fair market value of the fixed rate debt at February 28, 2011 computed using a discounted cash flow analysis was $104.65 million compared to the $106.00 million book value and represents a Level 2 liability. All other long-term debt has floating interest rates, and its book value approximates its fair value at February 28, 2011.

On January 12, 2011, the Company and certain of its subsidiaries entered into a Note Purchase Agreement which provided for the issuance and sale of $100.00 million aggregate principal amount of 3.90% Senior Notes of Helen of Troy, L.P. (the "borrower"), due January 12, 2018 (the "Notes"). The borrower's obligations under the Notes are unsecured, and all obligations under the Note Purchase Agreement and the Notes were unconditionally guaranteed, on a joint and several basis, by the Company and certain of its subsidiaries. The Company used the proceeds of the Notes to repay all outstanding borrowings under the TLCA.

The Notes bear interest, payable semi-annually on January 12 and July 12 of each year, at a rate of 3.90% per annum. The first interest payment is due on July 12, 2011. Principal payments of $20.00 million (or, if applicable, such lesser principal amount then outstanding) are due on January 12, 2014 and each anniversary thereafter through January 12, 2017, with the remaining outstanding balance due at maturity. The borrower may redeem the Notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a "make-whole" premium. The Notes and the Note Purchase Agreement also contain customary events of default, including failure to pay principal or interest on the Notes when due, among others. Upon an event of default under the Note Purchase Agreement or the Notes, the holders may, among other things, accelerate the maturity of any amounts outstanding under the Notes.

All of our debt is unconditionally guaranteed, on a joint and several basis, by the Company and certain of its subsidiaries on a joint and several basis. Our debt agreements require the maintenance of certain financial covenants, including a maximum leverage ratio (as that term is defined in the various agreements), a minimum interest coverage ratio (as defined in the various agreements), and a minimum consolidated net worth (as defined in the various agreements). Additionally, the agreements contain other customary covenants, including, among other things, covenants restricting the Company, except under certain conditions set forth therein, from (1) incurring debt, (2) incurring liens on any of its properties, (3) making certain types of investments (4) selling certain assets or making other fundamental changes relating to mergers and consolidations and (5) limit our ability to repurchase shares of our common stock.

As of February 28, 2011, our debt agreements effectively limited our ability to incur more than $176.77 million of additional debt from all sources, including draws on the 2010 RCA. As of February 28, 2011, we were in compliance with the terms of these agreements.

The following table contains a summary of the components of our interest expense for the periods covered by our consolidated statements of income:

INTEREST EXPENSE
(in thousands)

	Years Ended The Last Day of February,		
	2011	2010	2009
Interest and commitment fees	**$ 3,268**	$ 3,468	$ 8,888
Deferred finance costs	**428**	332	582
Interest rate swap settlements, net	**5,997**	6,510	4,217
Total interest expense	**$ 9,693**	$ 10,310	$ 13,687

The line entitled "Deferred finance costs" includes the fiscal 2011 write off of $0.09 million of unamortized deferred finance fees associated with the terminated 2004 RCA.

NOTE 9 - INCOME TAXES

Our components of income (loss) before income tax expense are as follows:

	Years Ended Last Day of February, (in thousands)		
	2011	2010	2009
U.S.	**$ 17,189**	$ 14,529	$ (15,267)
Non-U.S.	**85,439**	65,576	(36,198)
Total	**$ 102,628**	$ 80,105	$ (51,465)

Our components of income tax expense (benefit) are as follows:

	Years Ended Last Day of February, (in thousands)		
	2011	2010	2009
U.S.			
Current	**$ 5,373**	$ 3,924	$ 964
Deferred	**2,381**	2,637	2,140
	7,754	6,561	3,104
Non-U.S.			
Current	**1,609**	963	1,891
Deferred	**(40)**	764	333
	1,569	1,727	2,224
Total	**$ 9,323**	$ 8,288	$ 5,328

Our total income tax expense differs from the amounts computed by applying the statutory tax rate to income (loss) before income taxes. A summary of these differences are as follows:

	Years Ended Last Day of February,		
	2011	2010	2009
Expected effective income tax rate at the U.S. statutory rate of 35 percent	**35.0%**	35.0%	-35.0%
Impact of U.S. state income taxes	**1.7%**	1.8%	1.4%
Decrease in income taxes resulting from income from non-U.S. operations subject to varying income tax rates	**-17.4%**	-9.8%	-15.1%
Effect of zero tax rate in Macau	**-10.2%**	-17.1%	-11.8%
Reversal of prior accruals as a result of final tax audit settlements	**0.0%**	0.0%	-0.9%
Effect of asset impairment charges, most of which are non-deductible	**0.0%**	0.4%	71.8%
Effective income tax rate	**9.1%**	10.3%	10.4%

Each year there are significant transactions or events that are incidental to our core businesses and that by a combination of their nature and jurisdiction, can have a disproportionate impact on our reported effective tax rates. Without these transactions or events, the trend in our effective tax rates would follow a more normalized pattern.

NOTE 9 - INCOME TAXES, CONTINUED

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of the last day of February 2011 and 2010 are as follows:

	Last Day of February, *(in thousands)*	
	2011	2010
Deferred tax assets, gross:		
Operating loss carryforwards	**$ 30,881**	$ 4,569
Accounts receivable	**720**	1,134
Inventories, principally due to additional cost of inventories for tax purposes	**7,760**	5,980
Write down of marketable securities	**-**	14
Accrued expenses and other	**14,099**	5,554
Foreign currency contracts, interest rate swaps, and deferred exchange gains	**3,314**	3,326
Total gross deferred tax assets	**56,774**	20,577
Valuation allowance	**(26,346)**	(4,909)
Deferred tax liabilities:		
Depreciation and amortization	**(34,801)**	(5,344)
Total deferred tax assets (liabilities), net	**$ (4,373)**	$ 10,324

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, expected future taxable income and tax planning strategies in making this assessment. In fiscal 2011, the net increase in our valuation allowance was $21.44 million, principally due to additional net operating loss carryforwards that were acquired in the Kaz acquisition. These net operating loss carryforwards are from certain tax jurisdictions whose benefits we believe we will not be able to utilize.

The schedule below shows the composition of our net operating loss carryforwards and the approximate future taxable income we will need to generate in order to utilize all carryforwards prior to their expiration.

	At February 28, 2011 *(in thousands)*		
	Expiration Date Range (Where Applicable)	**Gross Deferred Tax Assets**	**Required Future Taxable Income**
U.S. operating loss carryforwards	2012 - 2030	$ 6,746	$ 30,854
Non-U.S. operating loss carryforwards with definite carryover periods	2011-2030	15,017	72,966
Non-U.S. operating loss carryforwards with indefinite carryover periods	Indefinite	9,118	31,984
Subtotals		30,881	135,804
Less portion of valuation allowance established for operating loss carryforwards		(25,420)	(120,191)
Total		$ 5,461	$ 15,613

NOTE 9 - INCOME TAXES, CONTINUED

As of February 28, 2011, subject to the valuation allowances provided, we believe it is more likely than not that we will realize the benefits of these deductible differences. Any future amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during any carryforward periods are reduced.

United States Income Taxes - During fiscal 2009, the IRS completed its audit of our U.S. consolidated federal tax return for fiscal year 2005. As a result of its audit, the IRS proposed adjustments totaling $8.63 million to taxes. In December 2008, the Company and the IRS reached a settlement agreement. As a result of the settlement, we agreed to adjustments totaling $0.49 million to fiscal 2005 taxes and interest and reversed $5.20 million of tax provisions, including interest and penalties previously established for fiscal 2005 and other years based on the terms of the settlement. Of the $5.20 million, $0.57 million was credited to fiscal year 2009 tax expense and $4.63 million was credited to additional paid-in-capital. The amount credited to additional paid-in-capital was for the tax effects of prior year stock compensation expense that was deemed to be deductible under the audit, and when originally accrued, was charged against additional paid-in-capital.

In April 2010, the IRS concluded its audit of the Company's 2007 and 2008 U.S. federal tax returns. No adjustments were made to either year's tax returns. The U.S. federal income tax returns of Kaz, Inc. and its subsidiaries for fiscal tax years 2003, 2004, 2006, 2007 and 2008 are currently under examination. The IRS has issued notices of proposed adjustments for the fiscal 2006 tax year, which is currently under appeal. The Company is protesting the adjustments and believes that the potential impact of any adjustments sustained at appeal will not have a material impact on our results of operations or financial position. The IRS has not proposed any adjustments for the other tax years under examination.

Income Tax Provisions - We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments must be used in the calculation of certain tax assets and liabilities because of differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. As changes occur in our assessments regarding our ability to recover our deferred tax assets, our tax provision is increased in any period in which we determine that the recovery is not probable.

In 1994, we engaged in a corporate restructuring that, among other things, resulted in a greater portion of our income not being subject to taxation in the U.S. If such income were subject to U.S. federal income taxes, our effective income tax rate would increase materially. Future actions by taxing authorities may result in tax liabilities that are significantly higher than the reserves established which could have a material adverse effect on our consolidated results of operations or cash flows. Additionally, the U.S. government is currently considering several alternative proposed changes in the tax law that, if enacted, could increase our overall effective tax rate.

Uncertainty in Income Taxes – The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is not probable, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer probable. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

NOTE 9 - INCOME TAXES, CONTINUED

During fiscal 2011 and 2010, changes in the total amount of unrecognized tax benefits were as follows:

UNRECOGNIZED TAX BENEFITS

(in thousands)

	Fiscal Years Ended	
	2011	2010
Unrecognized tax benefits, beginning balance	**$ 2,562**	$ 2,903
Tax positions taken during the current period	**-**	259
Changes in tax positions taken during a prior period	**94**	415
Changes due to lapse in statute of limitations	**(912)**	(1,179)
Impact of foreign currency remeasurement on unrecognized tax benefits in the current period	**35**	164
Additions due to acquisitions	**1,453**	-
Changes resulting from settlements with taxing authorities	**(751)**	-
Unrecognized tax benefits, ending balance	**$ 2,481**	$ 2,562

When there is uncertainty in a tax position taken or expected to be taken in a tax return, a liability is recorded for the amount of the position that could be challenged and overturned through any combination of audit, appeals or litigation processes. This amount is determined through criteria and a methodology prescribed by ASC Topic 740 and is referred to as an "unrecognized tax benefit."

We do not expect any material changes to our existing unrecognized tax benefits during the next twelve months resulting from any issues currently pending with tax authorities.

The Company classifies all interest and penalties on uncertain tax positions as income tax expense, which is a consistent practice with prior years. As of February 28, 2011 and 2010, the liability for tax-related interest expense and penalties included in unrecognized tax benefits was $0.19 and $0.13 million for interest expense and $0.26 and $0.42 million for penalties, respectively. Additionally, the 2011, 2010 and 2009 provisions for income tax include combined tax-related interest and penalties expense of $0.10, $0.18 and $0.18 million, respectively.

We file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. As of February 28, 2011, tax years under examination or still subject to examination by major tax jurisdictions that are material are as follows:

Jurisdiction	Examinations in Process	Open Years
Mexico	- None -	2005 - 2010
United Kingdom	- None -	2009 - 2011
United States *	2003, 2004, 2006, 2007, 2008	2003 - 2011
Switzerland	- None -	2007 - 2011
Hong Kong	- None -	2005 - 2011

* Kaz, Inc. and its subsidiaries are currently under examination.

NOTE 10 – FAIR VALUE

The following tables present the fair value hierarchy of our financial assets and liabilities carried at fair value and measured on a recurring basis as of the last day of February 2011 and 2010:

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
(in thousands)

Description	Fair Value at February 28, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Market Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market accounts	$ 6,435	$ 6,435	$ -	$ -
Commercial paper	1,560	1,560	-	-
Investments	1,233	1,233	-	-
Auction rate securities	20,711	-	-	20,711
Total assets	$ 29,939	$ 9,228	$ -	$ 20,711
Liabilities:				
Long-term debt - fixed rate (1)	$ 104,650	$ -	$ 104,650	$ -
Long-term debt - floating rate	125,000	-	125,000	-
Interest rate swaps	9,625	-	9,625	-
Foreign currency contracts	970	-	970	-
Total liabilities	$ 240,245	$ -	$ 240,245	$ -

Description	Fair Value at February 28, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Market Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market accounts	$ 14,099	$ 14,099	$ -	$ -
Commercial paper	88,822	88,822	-	-
Auction rate securities	20,534	-	-	20,534
Foreign currency contracts	795	-	795	-
Total assets	$ 124,250	$ 102,921	$ 795	$ 20,534
Liabilities:				
Long-term debt - fixed rate (1)	$ 9,600	$ -	$ 9,600	$ -
Long-term debt - floating rate	125,000	-	125,000	-
Interest rate swaps	12,021	-	12,021	-
Total liabilities	$ 146,621	$ -	$ 146,621	$ -

(1) Debt values are reported at estimated fair value in this table, but are recorded in the accompanying consolidated balance sheets at the undiscounted value of remaining principal payments due.

Money market accounts and commercial paper are included in cash and cash equivalents in the accompanying consolidated balance sheets and are classified as Level 1 assets. Investments are also classified as Level 1 assets because they consist of mutual funds, which are stated in the February 28, 2011 consolidated balance sheet at market value, as determined by the most recent trading price of each fund as of the balance sheet date.

NOTE 10 – FAIR VALUE, CONTINUED

We classify our auction rate securities ("ARS") as Level 3 assets because we determine their estimated fair values with discounted cash flow models. Some of the inputs factored into the discounted cash flow models we use are unobservable in the market and have a significant effect on valuation. The assumptions used in preparing the models include, but are not limited to, periodic coupon rates, market required rates of return and the expected term of each security. The coupon rate was estimated using implied forward rate data on interest rate swaps and U.S. treasuries, and limited where necessary by any contractual maximum rate paid under a scenario of continuing auction failures. We believe implied forward rates inherently account for a lack of liquidity. In making assumptions of the required rates of return, we considered risk-free interest rates and credit spreads for investments of similar credit quality. The expected term was based on a weighted probability-based estimate of the time the principal will become available to us. The principal can become available under three different scenarios: (1) the ARS is called; (2) the market has returned to normal and auctions have recommenced and are successful; and (3) the principal has reached maturity.

We classify our fixed and floating rate debt as Level 2 liabilities because the estimation of the fair market value of debt requires the use of a discount rate based upon current market rates of interest for debt with comparable remaining terms. Such comparable rates are considered significant other observable market inputs. The fair market value of the fixed rate debt at February 28, 2011 was computed using a discounted cash flow analysis and discount rates ranging from 1.86 to 4.36 percent, depending on the term of the loan. All other long-term debt has floating interest rates, and its book value approximates its fair value as of the reporting date.

We use derivatives for hedging purposes and our derivatives are primarily foreign currency contracts and interest rate swaps. We determine the fair value of our derivative instruments based on Level 2 inputs in the fair value hierarchy. See Notes (1) and (11) to these consolidated financial statements for more information on our hedging activities.

The Company's other non-financial assets include goodwill and other intangible assets, which we classify as Level 3 assets. These assets are measured at fair value on a non-recurring basis as part of the Company's impairment assessments and as circumstances require.

The table below presents a reconciliation of our ARS measured and recorded at fair value on a recurring basis and other non-financial assets measured on a non-recurring basis using significant unobservable inputs (Level 3) for the fiscal years 2011 and 2010:

FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (Level 3)
(in thousands)

	Fiscal Years Ended			
	2011		2010	
	ARS	**Other Non-Financial Assets**	ARS	Other Non-Financial Assets
Beginning balances	**$ 20,534**	**$ 363,061**	$ 19,973	$ -
Transfers into Level 3 at March 1, 2009	**-**	**-**	-	309,791
Total gains (losses):				
Included in earnings - realized	**-**	**(11,858)**	-	(7,028)
Included in other comprehensive income - unrealized	**527**	**-**	811	-
Acquired during the period	**-**	**309,984**	-	60,516
Acquisition adjustments during the period	**-**	**(240)**	-	(218)
Sales at par	**(350)**	**-**	(250)	-
Ending balances	**$ 20,711**	**$ 660,947**	$ 20,534	$ 363,061
Cumulative unrealized losses relating to assets still held at each reporting date, net of taxes	**$ (884)**		$ (1,232)	

NOTE 11 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Foreign Currency Risk - Our functional currency is the U.S. Dollar. By operating internationally, we are subject to foreign currency risk from transactions denominated in currencies other than the U.S. Dollar ("foreign currencies"). Such transactions include sales, certain inventory purchases and operating expenses. As a result of such transactions, portions of our cash, trade accounts receivable and trade accounts payable are denominated in foreign currencies. For the fiscal years 2011, 2010 and 2009, 14.1, 14.8 and 16.9 percent, respectively, of our net sales revenue was in foreign currencies. These sales were primarily denominated in British Pounds, Euros, Mexican Pesos, Swiss Francs, Canadian Dollars, Chilean Pesos, Peruvian Soles and Venezuelan Bolivares Fuertes. We make most of our inventory purchases from the Far East and use the U.S. Dollar for such purchases. In our consolidated statements of income, exchange gains and losses resulting from the remeasurement of foreign taxes receivable, taxes payable, deferred tax assets and deferred tax liabilities, are recognized in their respective income tax lines, and all other foreign exchange gains and losses are recognized in SG&A. We recorded net foreign exchange gains (losses), including the impact of currency hedges, of $1.82, $1.73 and ($5.21) million in SG&A and ($0.02), $0.05 and $0.62 million in income tax expense during fiscal years 2011, 2010 and 2009, respectively.

We have historically hedged against certain foreign currency exchange rate-risk by using a series of forward contracts designated as cash flow hedges to protect against the foreign currency exchange risk inherent in our forecasted transactions denominated in currencies other than the U.S. Dollar. We do not enter into any forward exchange contracts or similar instruments for trading or other speculative purposes.

On September 3, 2008, the Company entered into a series of foreign exchange forward contracts to sell U.S. Dollars for British Pounds in notional amounts and terms that effectively froze the $1.78 million fair value of our existing forward contracts to sell British Pounds for U.S. Dollars. The new forward contracts had the effect of eliminating the foreign currency hedge created by the original forward currency contracts on certain forecasted transactions denominated in British Pounds and we discontinued their classification as cash flow hedges. These forward contracts had originally been designated as cash flow hedges. In accordance with GAAP, the net gain related to the discontinued cash flow hedges continued to be reported in accumulated other comprehensive loss at February 28, 2009, and was reclassified into income when the underlying contracts settled over dates ranging from May 15, 2009 through August 17, 2009.

Venezuela has experienced currency instability driven by a highly inflationary economy, government restrictions on cash transfers out of the country and a recent devaluation. Our method of foreign currency translation has always required us to remeasure foreign monetary assets at the current exchange rates with all exchange gains or losses recognized in our statements of income. The exchange rate we use to remeasure Venezuelan activity is currently the official exchange rate of 4.30 Bolivares Fuertes to $1.00. At February 28, 2011, the Company included in its consolidated condensed balance sheet $4.40 million in total assets and $3.51 million in net assets from its Venezuelan operations. Net assets are primarily working capital. It is unclear to us whether the current restrictions on transfers of cash out of Venezuela is other than temporary; however, we believe it appropriate to classify these assets and liabilities as current items in our consolidated condensed balance sheets since they support current operations within the country.

Interest Rate Risk – Interest on our outstanding debt as of February 28, 2011 is both floating and fixed. Fixed rates are in place on $106.00 million of Senior Notes at rates ranging from 3.90 to 7.24 percent and floating rates are in place on $71.00 million in advances against our 2010 RCA and $125.00 million of Senior Notes. If short term interest rates increase, we will incur higher interest rates on any outstanding balances under the 2010 RCA. The floating rate Senior Notes reset as described in Note (8), and have been effectively converted to fixed rate debt using the interest rate swaps, as described below.

We manage our floating rate term debt using interest rate swaps. As of February 28, 2011, we had two swaps that converted an aggregate notional principal of $125.00 million from floating interest rate payments under our 7 and 10 year Senior Notes to fixed interest rate payments at 5.89 and 6.01 percent, respectively. In the swap transactions, we maintain two contracts to pay fixed rates of interest on an aggregate notional principal amount of $125.00 million at rates of 5.04 and 5.11 percent on our 7 and 10 year Senior Notes, respectively, while simultaneously receiving floating rate interest payments set at 0.30 percent as of February 28, 2011 on the same notional amounts. The fixed rate side of the swap will not change over the life of the swap. The floating rate payments are reset quarterly based on three month LIBOR.

NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, CONTINUED

The resets are concurrent with the interest payments made on the underlying debt. Changes in the spread between the fixed rate payment side of the swap and the floating rate receipt side of the swap offset 100 percent of the change in any period of the underlying debt's floating rate payments. These swaps are used to reduce the Company's risk of increased interest costs; however, when interest rates drop significantly below the swap rates, we lose the benefit that our floating rate debt would provide, if not managed with swaps. The swaps are considered 100 percent effective.

The following table summarizes the fair values of our various derivative instruments at the end of fiscal 2011 and 2010:

FAIR VALUES OF DERIVATIVE INSTRUMENTS IN THE CONSOLIDATED BALANCE SHEETS
(in thousands)

February 28, 2011						
Designated as hedging Instuments	Hedge Type	Final Settlement Date	Notional Amount	Derivative Assets, Current	Accrued Expenses and Other Current Liabilities	Derivative Liabilities, Noncurrent
Foreign currency contracts - sell Pounds	Cash flow	2/2012	£ 7,000	$ -	$ 197	$ -
Foreign currency contracts - sell Canadian	Cash flow	12/2012	$ 13,000	-	208	191
Foreign currency contracts - sell Euros	Cash flow	2/2012	€ 5,000	-	374	-
Subtotal				-	779	191
Interest rate swaps	Cash flow	6/2014	$ 125,000	-	3,785	5,840
Total fair value				$ -	$ 4,564	$ 6,031

February 28, 2010						
Designated as hedging Instuments	Hedge Type	Final Settlement Date	Notional Amount	Derivative Assets, Current	Accrued Expenses and Other Current Liabilities	Derivative Liabilities, Noncurrent
Foreign currency contracts - sell Pounds	Cash flow	2/2011	£ 5,000	$ 651	$ -	$ -
Foreign currency contracts - sell Canadian	Cash flow	12/2010	$ 6,000	144	-	-
Subtotal				795	-	-
Interest rate swaps	Cash flow	6/2014	$ 125,000	-	4,951	7,070
Total fair value				$ 795	$ 4,951	$ 7,070

The pre-tax effect of derivative instruments for the fiscal years 2011 and 2010 is as follows:

PRE TAX EFFECT OF DERIVATIVE INSTRUMENTS
(in thousands)

	Fiscal Years Ended							
	Gain \ (Loss) Recognized in OCI (effective portion)		Gain \ (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income			Gain \ (Loss) Recognized as Income (1)		
	2011	2010	Location	2011	2010	Location	2011	2010
Foreign currency contracts - ordinary and cash flow hedges	$ (1,556)	$ 7	SG&A	$ 209	$ 30	SG&A	$ (16)	$ 12
Interest rate swap contracts - cash flow hedges	(3,600)	(4,661)	Interest expense	(5,997)	(6,510)		-	-
Total	$ (5,156)	$ (4,654)		$ (5,788)	$ (6,480)		$ (16)	$ 12

(1) The amounts shown represent the ineffective portion of the change in fair value of a cash flow hedge.

NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, CONTINUED

We expect losses of $0.8 million associated with foreign currency contracts that are currently reported in accumulated other comprehensive loss to be reclassified into income over the next year. The amount ultimately realized, however, will differ as exchange rates change and the underlying contracts settle. See Notes (1) and (10) to these consolidated financial statements for more information on our hedging activities.

Counterparty Credit Risk - Financial instruments, including foreign currency contracts and interest rate swaps, expose us to counterparty credit risk for nonperformance. We manage our exposure to counterparty credit risk through only dealing with counterparties who are substantial international financial institutions with significant experience using such derivative instruments. Although our theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, we believe that the risk of incurring credit risk losses is remote.

Risks Inherent in Cash, Cash Equivalents and Investment Holdings – Our cash, cash equivalents and investments are subject to interest rate risk, credit risk and liquidity risk. Cash consists of both interest-bearing and non interest-bearing disbursement or short-term investment accounts. Cash equivalents consist of commercial paper and money market investment accounts. Investments consist of AAA rated ARS that we normally seek to dispose of within 35 or fewer days and mutual funds. The following table summarizes our cash, cash equivalents and investments at the end of fiscal 2011 and 2010:

CASH, CASH EQUIVALENTS AND INVESTMENTS
(in thousands)

		February 28, 2011			February 28, 2010	
		Carrying Amount	Range of Interest Rates		Carrying Amount	Range of Interest Rates
Cash and cash equivalents:						
Cash, interest and non interest-bearing accounts - unrestricted	$	16,587	0.00 to 1.60%	$	6,234	0.00 to 2.00%
Cash, interest and non interest-bearing accounts - restricted		2,611	0.00 to 1.25%		1,053	0.00 to 2.50%
Commercial paper		1,560	0.13%		88,822	0.03 to 0.18%
Money market funds		6,435	0.03 to 3.27%		14,099	0.01 to 3.98%
Total cash and cash equivalents	$	27,193		$	110,208	
Investments:						
Auction rate securities	$	20,711	1.76 to 8.47%	$	20,534	1.73 to 8.44%
Mutual funds, principally equity based		1,233			-	
Total investments	$	21,944		$	20,534	

Our cash balances at end of fiscal 2011 and 2010 include restricted cash of $2.61 and $1.05 million, respectively, denominated in Venezuelan Bolivares Fuertes, shown above under the heading "Cash, interest and non interest-bearing accounts – restricted." The balances arise from our operations within the Venezuelan market. The Venezuelan government enforces restrictions on transfers of cash out of the country and controls exchange rates. We have made formal applications to repatriate this cash at an official exchange rate currently pertinent to us, which is 4.30 Bolivares Fuertes to $1.00; however, the Company has not yet received approval of these applications. Until we are able to officially repatriate cash from Venezuela, we intend to use these cash balances in-country to continue to fund operations. We do not otherwise rely on these restricted funds as a source of liquidity.

Most of our cash equivalents and investments are in commercial paper, money market accounts and ARS with frequent rate resets; therefore, we believe there is no material interest rate risk. In addition, our commercial paper and ARS are from issuers with high credit ratings; therefore, we believe the commercial paper and ARS do not present a significant credit risk.

We hold investments in ARS collateralized by student loans (with underlying maturities from 18 to 35 years). Substantially all of the collateral is guaranteed by the U.S. government under the Federal Family Education Loan Program. Liquidity for these securities was normally dependent on an auction process that reset the applicable interest

NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, CONTINUED

rate at pre-determined intervals, ranging from 7 to 35 days. Beginning in February 2008, the auctions for the ARS held by us and others were unsuccessful, requiring us to hold them beyond their typical auction reset dates. Auctions fail when there is insufficient demand. However, this does not represent a default by the issuer of the security. Upon an auction's failure, the interest rates reset based on a formula contained in the security. The securities will continue to accrue interest and be auctioned until one of the following occurs: the auction succeeds; the issuer calls the securities; or the securities mature. ARS are currently classified as non-current assets held for sale under the heading "Other assets" in our consolidated balance sheets.

At fiscal year-end 2011 and 2010, we had cumulative pre-tax unrealized losses on our ARS of $1.34 and $1.87 million, respectively, which are reflected in accumulated other comprehensive loss in our accompanying consolidated balance sheets, net of related tax effects of $0.46 and $0.64 million, respectively. The recording of these unrealized losses is not a result of the quality of the underlying collateral, but rather a markdown reflecting a lack of liquidity and other market conditions. For the fiscal years ended February 2011 and 2010, we liquidated $0.35 and $0.25 million, respectively, of these securities at par.

Equity Market Risk - Our marketable securities are made up of mutual funds that are held to fund a nonqualified deferred compensation plan. We have terminated the nonqualified deferred compensation plan and intend to distribute the fund's assets during fiscal 2012. We do not attempt to reduce or eliminate our equity market exposure on these investments through hedging. Until plan assets are distributed, our objective in managing exposure to market value changes is to provide the plan participants, who self-direct the investment of these funds, a diversified selection of funds to choose from.

NOTE 12 – OTHER COMMITMENTS AND CONTINGENCIES

Indemnity Agreements - Under agreements with customers, licensors and parties from whom we have acquired assets or entered into business combinations, we indemnify these parties against liability associated with our products. Additionally, we are party to a number of agreements under leases where we indemnify the lessor for liabilities attributable to our actions or conduct. The indemnity agreements to which we are a party do not, in general, increase our liability for claims related to our products or actions and have not materially affected our consolidated financial statements.

Employment Contracts - We have entered into employment contracts with certain of our officers. These agreements provide for minimum salary levels and potential incentive bonuses. One agreement automatically renews itself each day for a new three-year period and provides that in the event of a merger, consolidation or transfer of all or substantially all of our assets to an unaffiliated party, the officer will receive a cash payment for the balance of the obligations under the agreement within six months of separation from service. The expiration dates for these agreements range from June 1, 2011 to February 28, 2014. The aggregate commitment for future salaries pursuant to such contracts, at February 28, 2011, excluding incentive compensation, was $6.36 million.

As a result of the Kaz acquisition, on February 14, 2011, the Company's Compensation Committee adopted an amendment to the method of computation in which the chief executive officer's bonus under the 1997 Cash Bonus Performance Plan, is calculated. For fiscal year ending February 28, 2011, $1.67 million of earnings attributable to Kaz was excluded from the bonus calculation, thereby reducing his bonus. For fiscal years after February 28, 2011, the earnings based performance measure under the plan will be reduced by $10 million each fiscal year for the purpose of computing the bonus payable under the provisions of the plan.

International Trade - We purchase most of our appliances and a significant portion of other products that we sell from unaffiliated manufacturers located in the Far East, mainly in China. Due to the fact that most of our products are manufactured in the Far East, we are subject to risks associated with trade barriers, currency exchange fluctuations and social, economic and political unrest. In recent years, increasing labor costs, regional labor dislocations

NOTE 12 – OTHER COMMITMENTS AND CONTINGENCIES, CONTINUED

as a result of new government social policies, growing local inflation, changes in available ocean cargo carrier capacity and costs, the impact of energy prices on transportation and the appreciation of the Chinese Renminbi against the U.S. Dollar have resulted in fluctuations in our cost of goods sold. Certain of our suppliers in China have closed operations due to economic conditions that put rapid upward pressure on their operating costs. This caused and may continue to cause periodic disruptions in delivery of certain items that can affect our sales. Although we have multiple sourcing partners for many of our products, from time to time we are unable to source certain items on a timely basis due to the rapid changes occurring with our Chinese suppliers. We believe that the contraction in suppliers continues to be a widespread trend in our industry. Additionally, we believe that we could obtain similar products from facilities in other countries, if necessary, and we continue to explore expanding sourcing alternatives in other countries. However, the relocation of any production capacity could require substantial time and increased costs.

Customer Incentives - We regularly enter into arrangements with customers whereby we offer those customers incentives, including incentives in the form of volume rebates. Our estimate of the liability for such incentives is included on the consolidated balance sheets on the line entitled "Accrued expenses and other current liabilities," and in Note (7) included in the lines entitled “Accrued sales returns, discounts and allowances,” “Accrued advertising” and “Other” and is based on incentives applicable to sales up to the respective balance sheet dates.

Other Matters - We are involved in various legal claims and proceedings in the normal course of operations. We believe the outcome of these matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

Contractual Obligations and Commercial Commitments - Our contractual obligations and commercial commitments, as of February 28, 2011, were:

PAYMENTS DUE BY PERIOD - TWELVE MONTHS ENDED THE LAST DAY OF FEBRUARY
(in thousands)

	Total	2012 1 year	2013 2 years	2014 3 years	2015 4 years	2016 5 years	After 5 years
Term debt - fixed rate	$ 106,000	$ 3,000	$ 3,000	$ 20,000	$ 20,000	$ 20,000	$ 40,000
Term debt - floating rate (1)	125,000	50,000	-	-	75,000	-	-
Long-term incentive plan payouts	5,576	2,158	2,234	1,184	-	-	-
Interest on fixed rate debt	19,331	4,199	3,981	3,789	3,010	2,230	2,122
Interest on floating rate debt (1)	16,007	5,489	4,508	4,508	1,502	-	-
Open purchase orders	152,180	152,180	-	-	-	-	-
Minimum royalty payments	104,270	16,486	14,266	13,365	11,964	7,366	40,823
Advertising and promotional	73,671	8,823	6,098	5,493	5,251	5,435	42,571
Operating leases	21,044	4,877	4,003	3,429	3,327	2,391	3,017
Capital spending commitments	6,572	6,572	-	-	-	-	-
Total contractual obligations (2)	$ 629,651	$ 253,784	$ 38,090	$ 51,768	$ 120,054	$ 37,422	$ 128,533

(1) The Company uses interest rate hedge agreements (the “swaps”) in conjunction with its unsecured floating interest rate $50.00 million, 7 year and $75.00 million, 10 year senior notes. The swaps are a hedge of the variable LIBOR rates used to reset the floating rates on these senior notes. The swaps effectively fix the interest rates on the 7 and 10 year senior notes at 5.89 and 6.01 percent, respectively. Accordingly, the future interest obligations related to this debt have been estimated using these rates.

(2) In addition to the contractual obligations and commercial commitments in the table above, as of February 28, 2011, we have recorded a provision for our uncertain tax positions of $2.48 million. We are unable to reliably estimate the timing of future payments, if any, related to uncertain tax positions; therefore, we have excluded these tax liabilities from the table above.

NOTE 13 – REPURCHASE OF HELEN OF TROY COMMON STOCK

Under the latest program approved by our Board of Directors, as of February 28, 2011, we are authorized to purchase up to 1,192,917 shares of common stock in the open market or through private transactions. For the fiscal years ended 2011, 2010 and 2009, we repurchased and retired 80,000, 47,648 and 574,365 shares of common stock at a total purchase price of $1.80, $0.42 and $7.42 million, and an average purchase price of $22.49, $8.80 and $12.91 per share, respectively. In addition, during the fiscal quarter ended February 28, 2011, a former member of our Board of Directors tendered 7,733 shares of common stock having a market value of $0.23 million, or $29.22 per share, as payment for the exercise price arising from the exercise of options. Finally, during the fiscal quarters ended May 31, 2009 and November 30, 2009, our chief executive officer tendered a combined total of 1,438,109 shares of common stock having a market value of $30.15 million, or $20.97 per share, as payment for the exercise price and related federal tax obligations arising from the exercise of options. We accounted for this activity as a purchase and retirement of the shares. The following schedule sets forth the purchase activity for each month during the three months ended February 28, 2011:

ISSUER PURCHASES OF EQUITY SECURITIES FOR THE THREE MONTHS ENDED FEBRUARY 28, 2011

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
December 1 through December 31, 2010	-	$ -	-	1,200,650
January 1 through January 31, 2011	-	-	-	1,200,650
February 1 through February 28, 2011 *	7,733	29.22	7,733	1,192,917
Total	7,733	$ 29.22	7,733	1,192,917

* Shares tendered by a former member of the Company's Board of Directors in a cashless exercise

NOTE 14 – SHARE-BASED COMPENSATION PLANS

We have equity awards outstanding under two expired share-based compensation plans. The expired plans consist of an employee stock option and restricted stock plan adopted in 1998 (the "1998 Plan") and a non-employee director stock option plan adopted in 1995 (the "1995 Directors' Plan").

On August 19, 2008, at our Annual General Meeting of the Shareholders, our shareholders approved three new share-based compensation plans. The new plans consist of the Helen of Troy Limited 2008 Stock Incentive Plan, an employee stock option and restricted stock plan (the "2008 Stock Incentive Plan"), the Helen of Troy Limited 2008 Non-Employee Directors Stock Incentive Plan, a non-employee director restricted stock plan (the "2008 Directors' Plan"), and the Helen of Troy Limited 2008 Employee Stock Purchase Plan (the "2008 Stock Purchase Plan"). These plans are described below. The plans are administered by the Compensation Committee of the Board of Directors, which consists of non-employee directors who are independent under the Nasdaq Stock Market listing standards.

Expired Plans

The 1998 Plan covered a total of 6,750,000 shares of common stock for issuance to key officers and employees. The 1998 Plan provided for the grant of options to purchase our common stock at a price equal to or greater than the fair market value on the grant date. The 1998 Plan contained provisions for incentive stock options, non-qualified stock options and restricted share grants. Generally, options granted under the 1998 Plan become exercisable immediately or over one-, four-, or five-year vesting periods and expire on dates ranging from seven to ten years from the date of grant. The 1998 Plan expired by its terms on August 25, 2008. As of February 28, 2011, 2,149,850 shares of common stock subject to options were outstanding under the plan.

NOTE 14 - SHARE-BASED COMPENSATION PLANS, CONTINUED

The 1995 Directors' Plan covered a total of 980,000 shares of common stock for issuance to non-employee members of the Board of Directors. We granted options under the 1995 Directors' Plan at a price equal to the fair market value of our common stock at the date of grant. Options granted under the 1995 Directors' Plan vest one year from the date of issuance and expire ten years after issuance. The 1995 Directors' Plan expired by its terms on June 6, 2005. As of February 28, 2011, options to purchase 104,000 shares of common stock were outstanding under the plan.

Active Plans

The 2008 Stock Incentive Plan covers a total of 750,000 shares of common stock for issuance to key officers, employees and consultants of the Company. The plan provides for the grant of options to purchase our common stock at a price equal to or greater than the fair market value on the grant date. The plan contains provisions for incentive stock options, non-qualified stock options, restricted stock, restricted stock units or other stock-based awards. Gerald J. Rubin, the Company's Chairman of the Board, Chief Executive Officer and President, is not eligible to participate in the plan. The maximum number of shares with respect to which awards of any and all types may be granted during a calendar year to any participant is limited, in the aggregate, to 250,000 shares. Generally, options granted under the 2008 Stock Incentive Plan will become exercisable over four or five-year vesting periods and will expire on dates ranging from seven to ten years from the date of grant. The plan will expire by its terms on August 19, 2018. As of February 28, 2011, 256,100 shares of common stock subject to options were outstanding and 486,125 shares remained available for future issue under the plan.

The 2008 Directors' Plan covers a total of 175,000 shares of common stock for issuance of restricted stock, restricted stock units or other stock-based awards to non-employee members of the Board of Directors. Awards granted under the 2008 Directors' Plan will be subject to vesting schedules and other terms and conditions as determined by the Compensation Committee of the Company's Board of Directors. The plan will expire by its terms on August 19, 2018. As of February 28, 2011, 19,600 shares of restricted stock have been granted and 155,400 shares remained available for future issue under the plan.

The 2008 Stock Purchase Plan covers a total of 350,000 shares of common stock for issuance to our employees. Under the terms of the plan, employees may authorize the withholding of up to 15 percent of their wages or salaries to purchase our shares of common stock. The purchase price for shares acquired under the 2008 Stock Purchase Plan is equal to the lower of 85 percent of the share's fair market value on either the first day of each option period or the last day of each period. The plan will expire by its terms on September 1, 2018. During the second and fourth quarters of fiscal 2011, plan participants acquired 11,541 and 13,060 shares of common stock, respectively at prices of $18.92 and $19.92 per share, respectively. During fiscal 2010, plan participants acquired a total of 28,782 shares of common stock at an average price of $12.04 per share. As of February 28, 2011, 281,137 shares remained available for future issue under this plan.

NOTE 14 - SHARE-BASED COMPENSATION PLANS, CONTINUED

The Company recorded share-based compensation expense in SG&A for each of the fiscal years covered by our consolidated statements of income as follows:

SHARE-BASED COMPENSATION EXPENSE

(in thousands, except per share data)

	Years Ended Last Day of February,		
	2011	2010	2009
Stock options	$ **1,603**	$ 1,403	$ 1,331
Restricted stock grants	**258**	176	-
Employee stock purchase plan	**156**	165	157
Share-based payment expense	**2,017**	1,744	1,488
Less income tax benefits	**(99)**	(87)	(88)
Share-based payment expense, net of income tax benefits	$ **1,918**	$ 1,657	$ 1,400
Earnings per share impact of share-based payment expense:			
Basic	$ **0.06**	$ 0.05	$ 0.05
Diluted	$ **0.06**	$ 0.05	$ 0.05

The fair value of all share-based payment awards are estimated using a Black-Scholes option pricing model with the following assumptions for the fiscal years 2011, 2010 and 2009:

ASSUMPTIONS USED FOR FAIR VALUE OF STOCK OPTION GRANTS

	Years Ended Last Day of February,		
	2011	2010	2009
Range of risk free interest rates used	**1.2% - 1.7%**	1.7% - 2.0%	2.7% - 3.0%
Expected dividend rate	**0.0%**	0.0%	0.0%
Weighted average volatility rate	**50.0%**	50.6%	46.2%
Range of expected volatility rates used	**49.4% - 53.0%**	45.5% - 55.5%	45.8% - 46.5%
Range of expected terms used (in years)	**3.4**	4.1 - 4.6	3.1 - 4.6

The following describes how certain assumptions affecting the estimated fair value of options or discounted employee share purchases ("share-based payments") are determined. The risk-free interest rate is based on U.S. Treasury securities with maturities equal to the expected life of the share-based payments. The dividend yield is computed as zero because the Company has not historically paid dividends nor does it expect to do so at this time. Expected volatility is based on a weighted average of the market implied volatility and historical volatility over the expected life of the underlying share-based payments. The Company uses its historical experience to estimate the expected life of each stock-option grant and also to estimate the impact of exercise, forfeitures, termination and holding period behavior for fair value expensing purposes.

Shares of common stock purchased under the 2008 Stock Purchase Plan vest immediately at the time of purchase. Accordingly, the fair value award associated with their discounted purchase price is expensed at the time of purchase.

Under the 2008 Directors' Plan, for the fiscal years ended 2011 and 2010, the Company granted 11,600 and 8,000 shares of restricted stock, respectively, to certain board members having fair values at the date of grant of $22.26 and $21.97 per share, respectively. The restricted stock awards vested immediately, were valued at the fair value of the Company's common stock at the date of the grant and accordingly, were expensed at the time of the grants.

NOTE 14 - SHARE-BASED COMPENSATION PLANS, CONTINUED

A summary of option activity under all the Company's share-based compensation plans follows:

SUMMARY OF OPTION ACTIVITY

(in thousands, except contractual term and per share data)

	Options	Weighted Average Exercise Price (per share)	Weighted Average Grant Date Fair Value (per share)	Weighted Average Remaining Contractual Term (in years)	Intrinsic Value
Outstanding at March 1, 2008	5,823	$ 15.34	$ 5.58	3.69	$ 14,171
Grants	250	22.46	8.66		
Exercises	(48)	(12.64)			302
Forfeitures / expirations	(1,189)	(16.82)			
Outstanding at February 28, 2009	4,836	15.37	5.61	3.37	1,039
Grants	306	18.77	7.81		
Exercises	(2,142)	(11.83)			20,044
Forfeitures / expirations	(101)	(21.53)			
Outstanding at February 28, 2010	2,899	18.13	6.57	4.06	18,742
Grants	**7**	**23.70**	**8.82**		
Exercises	**(318)**	**(20.93)**			**2,285**
Forfeitures / expirations	**(78)**	**(22.98)**			
Outstanding at February 28, 2011	**2,510**	**$ 17.64**	**$ 6.40**	**3.05**	**$ 26,054**
Exercisable at February 28, 2011	**2,014**	**$ 16.71**	**$ 5.90**	**2.32**	**$ 22,829**

A summary of non-vested option activity and changes under all the Company's share-based compensation plans follows:

NON-VESTED OPTION ACTIVITY

(in thousands, except per share data)

	Non-Vested Options	Weighted Average Grant Date Fair Value (per share)
Outstanding at March 1, 2008	545	$ 8.38
Grants	250	8.66
Vested or forfeited	(220)	(8.25)
Outstanding at February 28, 2009	575	8.55
Grants	306	7.81
Vested or forfeited	(197)	(7.92)
Outstanding at February 28, 2010	684	8.40
Grants	**7**	**8.82**
Vested or forfeited	**(195)**	**(8.36)**
Outstanding at February 28, 2011	**496**	**$ 8.42**

NOTE 14 - SHARE-BASED COMPENSATION PLANS, CONTINUED

A summary of our total unrecognized share-based compensation expense as of February 28, 2011 is as follows:

UNRECOGNIZED SHARE-BASED COMPENSATION EXPENSE
(in thousands, except weighted average expense period data)

	Unrecognized Compensation Expense	Weighted Average Period of Recognition (in months)
Stock options	$ 2,348,591	25.4

A summary of restricted stock share activity under the Company's 2008 Directors' Plan follows:

SUMMARY OF RESTRICTED SHARE ACTIVITY
(in thousands, except per share data)

	Restricted Shares	Weighted Average Grant Date Fair Value (per share)	Total Value
Outstanding at March 1, 2009	-	$ -	$ -
Grants	8	21.97	176
Outstanding at February 28, 2010	8	21.97	176
Grants	12	22.26	258
Outstanding at February 28, 2011	20	$ 22.14	$ 434

NOTE 15 - DEFINED CONTRIBUTION PLANS

We sponsor defined contribution savings plans in the U.S. and other countries where we have employees. For calendar year 2009, the Company elected to discontinue its matching contributions to its U.S. based plan as a temporary cost reduction measure. The Company resumed the U.S. match for calendar year 2010. Total matching contributions made to these savings plans for the fiscal years ended 2011, 2010 and 2009 were $0.90, $0.31 and $0.65 million, respectively.

NOTE 16 – OTHER COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss), net of tax, for each of the years covered by this report are as follows:

COMPONENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years Ended Last Day of February					
		2011		2010		2009
Net income (Loss)	**$**	**93,305**	$	71,817	$	(56,793)
Other comprehensive income (loss), net of tax:						
Cash flow hedges - interest rate swaps, net of tax (1)		**1,582**		1,220		(938)
Cash flow and ordinary hedges - foreign currency, net of tax (2)		**(1,206)**		(35)		762
Unrealized gain (loss) - auction rate securities, net of tax (3)		**348**		535		(1,767)
Comprehensive income (loss), net of tax	**$**	**94,029**	$	73,537	$	(58,736)

The components of accumulated other comprehensive loss, net of tax at the end of fiscal 2011 and 2010 are as follows:

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS
(in thousands)

	Last Day of February			
		2011		2010
Unrealized holding losses on cash flow hedges - interest rate swaps, net of tax (1)	**$**	**(6,352)**	$	(7,934)
Unrealized holding gains (losses) on cash flow and ordinary hedges - foreign currency, net of tax (2)		**(614)**		592
Temporary impairment loss on auction rate securities, net of tax (3)		**(884)**		(1,232)
Total accumulated other comprehensive loss, net of tax	**$**	**(7,850)**	$	(8,574)

(1) The change in unrealized losses on interest rate swap cash flow hedges is recorded net of tax benefits (expense) of $(0.81), $(0.63) and $0.48 million, respectively, for the fiscal years 2011, 2010 and 2009. The unrealized holding loss on interest rate swap cash flow hedges included in accumulated other comprehensive loss, includes net deferred tax benefits of $3.27 and $4.09 million at the end of fiscal 2011 and 2010, respectively.

(2) The change in unrealized gains (losses) on foreign currency cash flow and ordinary hedges is recorded net of tax benefits (expense) of $0.54, $0.00 and $(0.30) million, respectively, for the fiscal years 2011, 2010 and 2009. The unrealized holding gains on foreign currency cash flow and ordinary hedges included in accumulated other comprehensive loss, includes net deferred tax benefits (expense) of $0.30 and $(0.24) million at the end of fiscal 2011 and 2010, respectively.

(3) The change in temporary impairment loss on auction rate securities is recorded net of tax benefits (expense) of $(0.18), $(0.28) and $0.91 million, respectively, for the fiscal years 2011, 2010 and 2009. The temporary impairment loss on auction rate securities included in accumulated other comprehensive loss, includes net deferred tax benefits of $0.46 and $0.63 million at the end of fiscal 2011 and 2010, respectively.

NOTE 17 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quarterly financial data is as follows (in thousands, except per share amounts):

	May	August	November	February	Total
Fiscal 2011:					
Sales revenue, net	**$ 160,153**	**$ 174,823**	**$ 205,001**	**$ 237,066**	**$ 777,043**
Gross profit	**72,427**	**80,276**	**92,745**	**103,798**	**349,246**
Asset impairment charges	**501**	**-**	**-**	**1,660**	**2,161**
Net income	**18,387**	**23,473**	**27,063**	**24,382**	**93,305**
Earnings per share (1)					
Basic	**0.60**	**0.77**	**0.88**	**0.79**	**3.04**
Diluted	**0.59**	**0.75**	**0.86**	**0.77**	**2.98**
Fiscal 2010:					
Sales revenue, net	$ 143,873	$ 162,193	$ 189,399	$ 152,161	$ 647,626
Gross profit	58,509	68,894	83,522	68,231	279,156
Asset impairment charges	-	900	-	-	900
Net income	14,509	15,911	24,733	16,664	71,817
Earnings per share (1)					
Basic	0.49	0.53	0.81	0.55	2.38
Diluted	0.47	0.51	0.80	0.54	2.32

(1) Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts.

NOTE 18 - FOURTH QUARTER CHARGES/TRANSACTIONS

Fiscal 2011 – Our results for the fourth quarter of fiscal 2011 included $1.66 million of asset impairments as further discussed in Note (4) to these consolidated financial statements, the acquisition of Kaz and related financing transactions as further discussed in Notes (5), (6) and (8) to these consolidated financial statements.

Fiscal 2010 – Our results for the fourth quarter of fiscal 2010 did not contain any transactions of a non-routine nature, other than the recording of a $1.26 million impact of a devaluation of Venezuelan currency recorded in SG&A.

Fiscal 2009 – The Company recorded non-cash impairment charges of $99.51 million ($99.06 million after tax) in the fourth quarter of fiscal 2009. This consisted of non-cash, pre-tax impairment charges of $46.49 million against goodwill and $2.75 million against a trademark in our Personal Care segment's Appliances and Accessories reporting unit, and $50.27 million against certain trademarks and an indefinite-lived license held by our Grooming, Skin Care and Hair Care Solutions reporting unit. The impairment for these reporting units was due to a decrease in the fair value of forecasted cash flows, and other market conditions reflecting the continued deterioration of the domestic and global economies and the declines in retail sales activity. No impairment charges were required for our Housewares segment as this reporting unit's estimated fair value of total net assets including recorded goodwill, trademarks and other intangible assets, exceeded their carrying values as of the date of the evaluation.

In the fourth quarter of fiscal 2009, the Company reversed $2.73 million of incentive compensation it had accrued throughout the year, due to the impact of the Company's fourth quarter impairment charges on a management incentive plan.

NOTE 19 - SEGMENT INFORMATION

The following table contains segment information for fiscal years covered by our consolidated financial statements:

FISCAL YEARS ENDED 2011, 2010 AND 2009

(in thousands)

2011	Personal Care	Housewares	Healthcare / Home Environment	Total
Sales revenue, net	$ 491,215	$ 216,681	$ 69,147	$ 777,043
Operating income before impairments	63,368	46,017	4,520	113,905
Asset impairment charges	1,414	747	-	2,161
Operating income	61,954	45,270	4,520	111,744
Identifiable assets	474,344	363,128	403,052	1,240,524
Capital, license, trademark and other intangible expenditures	1,741	2,225	663	4,629
Depreciation and amortization	10,634	5,968	1,900	18,502

2010	Personal Care	Housewares	Healthcare / Home Environment	Total
Sales revenue, net	$ 449,151	$ 198,475	$ -	$ 647,626
Operating income before impairments	46,515	43,754	-	90,269
Asset impairment charges	900	-	-	900
Operating income	45,615	43,754	-	89,369
Identifiable assets	483,106	351,627	-	834,733
Capital, license, trademark and other intangible expenditures	4,622	3,093	-	7,715
Depreciation and amortization	9,424	5,837	-	15,261

2009	Personal Care	Housewares	Healthcare / Home Environment	Total
Sales revenue, net	$ 447,244	$ 175,501	$ -	$ 622,745
Operating income before impairments	41,432	25,626	-	67,058
Asset impairment charges	107,274	-	-	107,274
Operating income (loss)	(65,842)	25,626	-	(40,216)
Identifiable assets	467,409	354,717	-	822,126
Capital, license, trademark and other intangible expenditures	1,914	3,945	-	5,859
Depreciation and amortization	9,055	5,130	-	14,185

Our Personal Care segment's products include hair dryers, straighteners, curling irons, hairsetters, shavers, mirrors, hot air brushes, home hair clippers and trimmers, paraffin baths, massage cushions, footbaths, body massagers, brushes, combs, hair accessories, liquid and aerosol hair styling products, men's fragrances, men's and women's antiperspirants and deodorants, liquid and bar soaps, shampoos, conditioners, hair treatments, foot powder, body powder and skin care products.

Our Housewares segment reports the operations of the OXO family of brands whose products include kitchen tools, cutlery, bar and wine accessories, household cleaning tools, food storage containers, tea kettles, trash cans, storage and organization products, hand tools, gardening tools, kitchen mitts and trivets, barbeque tools, rechargeable lighting products, baby and toddler care products.

NOTE 19 - SEGMENT INFORMATION, CONTINUED

The Healthcare / Home Environment segment reports two months of operating results from Kaz, which we acquired on December 31, 2010, as further discussed in Note (5) to our consolidated financial statements. Kaz, is a provider of a broad range of consumer products in two primary product categories consisting of healthcare and home environment. Significant products of Kaz include humidifiers, de-humidifiers, vaporizers, thermometers, air purifiers, fans, portable heaters, heating pads and electronic mosquito traps.

We use third-party manufacturers to produce our goods. All three segments sell their products primarily through mass merchandisers, drugstore chains, warehouse clubs, catalogs, grocery stores and specialty stores. In addition, the Personal Care segment sells extensively through beauty supply retailers and wholesalers and the Healthcare / Home Environment segment sells certain of its product lines through medical distributors and other products through home improvement stores.

We compute operating income for each segment based on net sales revenue, less cost of goods sold and any SG&A associated with the segment. The SG&A used to compute each segment's operating income are comprised of SG&A directly associated with the segment, plus overhead expenses that are allocable to the segment. The two months operations of the Healthcare / Home Environment segment's operations included in our fiscal 2011 consolidated statement of income do not include any allocation of corporate overhead. As the Healthcare / Home Environment segment is further integrated into our operating structure, we expect to make an allocation of corporate overhead to the segment. When we decide such allocations are appropriate, there may be some reduction in the operating income of the Healthcare / Home Environment segment offset by increases in operating income of the Personal Care and Housewares segment. The extent of this operating income impact between the segments has not yet been determined.

We do not allocate other items of income and expense, including income taxes to operating segments.

Our domestic and international net sales revenue from third parties and long-lived assets for the years ended the last day of February are as follows:

	Years Ended Last Day of February		
	2011	2010	2009
SALES REVENUE, NET - FROM THIRD PARTIES:			
United States	**$ 619,378**	$ 511,027	$ 476,147
International	**157,665**	136,599	146,598
Total	**$ 777,043**	$ 647,626	$ 622,745
LONG-LIVED ASSETS:			
United States	**$ 358,903**	$ 109,435	$ 113,631
Barbados	**416,180**	362,162	307,099
Other international	**4,990**	3,782	4,124
Total	**$ 780,073**	$ 475,379	$ 424,854

The table above classifies assets based upon the country where we hold legal title.

NOTE 19 - SEGMENT INFORMATION, CONTINUED

Worldwide sales to our largest customer and its affiliates accounted for approximately 17, 18 and 17 percent of our net sales revenue in fiscal 2011, 2010 and 2009, respectively. Sales within the U.S. to this same customer and its affiliates accounted 91, 84 and 85 percent of worldwide net sales revenue to the same customer and affiliates during fiscal 2011, 2010 and 2009, respectively.

Sales to our second largest customer, all within the United States, accounted for approximately 10, 9 and 9 percent of our net sales revenue in fiscal 2011, 2010 and 2009, respectively.

Sales to our third largest customer, all within the United States and Canada, accounted for approximately 8, 10 and 8 percent of our net sales revenue in fiscal 2011, 2010 and 2009. No other customers accounted for ten percent or more of net sales revenue during those fiscal years.

NOTE 20 – SUBSEQUENT EVENTS (UNAUDITED)

Management has evaluated subsequent events through the date these financial statements were issued, for both conditions existing and not existing as of February 28, 2011 and concluded that there were no additional subsequent events to recognize or disclose.

HELEN OF TROY LIMITED AND SUBSIDIARIES
Schedule II - Valuation and Qualifying Accounts
(in thousands)

Description	Beginning Balance	Additions: Charged to cost and expenses (1)	Additions: Net charge to sales revenue (2)	Deductions (3)	Ending Balance
Year ended February 28, 2011					
Allowances for doubtful accounts	**$ 1,390**	**$ 865**	**$ -**	**$ 147**	**$ 2,108**
Allowances for back-to-stock returns	**1,956**	**-**	**84**	**-**	**$ 2,040**
Year ended February 28, 2010					
Allowances for doubtful accounts	$ 1,916	$ 448	$ -	$ 974	$ 1,390
Allowances for back-to-stock returns	1,840	-	116	-	$ 1,956
Year ended February 28, 2009					
Allowances for doubtful accounts	$ 1,331	$ 5,643	$ -	$ 5,058	$ 1,916
Allowances for back-to-stock returns	6,877	-	(5,037)	-	$ 1,840

(1) Represents periodic charges to the provision for doubtful accounts.

(2) Represents net charges (credits) during the period to sales returns and allowances.

(3) Represents write-offs of doubtful accounts net of recoveries of previously reserved amounts.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) promulgated under the Exchange Act as of February 28, 2011.

In conducting our evaluation of the effectiveness of internal control over financial reporting, we have excluded the assets and liabilities and results of operations of Kaz, which we acquired on December 31, 2010, in accordance with the Securities and Exchange Commission's guidance concerning the reporting of internal controls over financial reporting in connection with a material acquisition. The assets resulting from this acquisition constituted approximately 32.5 percent of consolidated assets as of February 28, 2011, 8.9 percent of consolidated net sales revenue and 4.0 percent of consolidated operating income for the year then ended.

Based upon that evaluation, which excluded the internal control over financial reporting of Kaz, our CEO and CFO concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management's report on internal control over financial reporting and the attestation report on internal controls over financial reporting of the independent registered public accounting firm required by this item are set forth under Item 8., "Financial Statements and Supplementary Data" of this report on pages 58 through 60, and are incorporated herein by reference.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the evaluation described above, we identified no change in our internal control over financial reporting as defined in Rule 13a-15(f) promulgated under the Exchange Act that occurred during our fiscal quarter ended February 28, 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information in our Proxy Statement for the 2011 Annual General Meeting of Shareholders (the "Proxy Statement") is incorporated by reference in response to this Item 10, as noted below:

- Information about our Directors who are standing for reelection is set forth under "Election of Directors";
- Information about our executive officers is set forth under "Executive Officers";
- Information about our Audit Committee, including members of the committee, and our designated "audit committee financial experts" is set forth under "Corporate Governance, The Board, Board Committees and Meetings"; and
- Information about Section 16(a) beneficial ownership reporting compliance is set forth under "Section 16(a) Beneficial Ownership Reporting Compliance."

We have adopted a Code of Ethics governing our Chief Executive Officer, Chief Financial and Principal Accounting Officer, and finance department members. The full text of our Code of Ethics is published on our website, at www.hotus.com, under the "Investor Relations-Corporate Governance" caption. We intend to disclose future amendments to, or waivers from, certain provisions of this Code on our website or in a current report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

Information set forth under the captions "Director Compensation"; "Executive Compensation"; and "Compensation Discussion and Analysis" in our Proxy Statement is incorporated by reference in response to this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" in our Proxy Statement is incorporated by reference in response to this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information set forth under the captions "Certain Relationships and Related Transactions" and "Corporate Governance, The Board, Board Committees and Meetings" in our Proxy Statement is incorporated by reference in response to this Item 13.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information set forth under the caption "Audit and Other Fees Paid to our Independent Registered Public Accounting Firm" in our Proxy Statement is incorporated by reference in response to this Item 14.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements: See "Index to Consolidated Financial Statements" under Item 8 on page 57 of this report

2. Financial Statement Schedule: See "Schedule II" on page 108 of this report

3. Exhibits

The exhibit numbers succeeded by an asterisk (*) indicate exhibits physically filed with this Form 10-K. All other exhibit numbers indicate exhibits filed by incorporation by reference. Exhibit numbers succeeded by a cross (†) are management contracts or compensatory plans or arrangements.

2.1	Agreement and Plan of Merger dated as of December 8, 2010, among Helen of Troy Texas Corporation, KI Acquisition Corp., Kaz, Inc., the Company, and the Kaz, Inc. shareholders party thereto (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 9, 2010).
3.1	Memorandum of Association (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4, File No. 33-73594, filed with the Securities and Exchange Commission on December 30, 1993 (the "1993 S-4")).
3.2	Bye-Laws, as Amended (incorporated by reference to Exhibit 3.2 to Helen of Troy Limited's Quarterly Report on Form 10-Q for the period ending August 31, 2007, filed with the Securities and Exchange Commission on October 10, 2007).
10.1†	Form of Directors' and Executive Officers' Indemnity Agreement (incorporated by reference to Exhibit 10.2 to the 1993 S-4).
10.2	Revlon Consumer Products Corporation (RCPC) North American Appliances License Agreement dated September 30, 1992 (incorporated by reference to Exhibit 10.31 to Helen of Troy Corporation's Quarterly Report on Form 10-Q for the period ending November 30, 1992 (the "November 1992 10-Q")).
10.3	Revlon Consumer Products Corporation (RCPC) International Appliances License Agreement dated September 30, 1992 (incorporated by reference to Exhibit 10.32 to the November 1992 10-Q).
10.4	Revlon Consumer Products Corporation (RCPC) North American Comb and Brush License Agreement dated September 30, 1992 (incorporated by reference to Exhibit 10.33 to the November 1992 10-Q).
10.5	Revlon Consumer Products Corporation (RCPC) International Comb and Brush License Agreement dated September 30, 1992 (incorporated by reference to Exhibit 10.34 to the November 1992 10-Q).
10.6	First Amendment to RCPC North America Appliance License Agreement, dated September 30, 1992 (incorporated by reference to Exhibit 10.26 to Helen of Troy Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year Ending February 28, 1993 (the "1993 10-K").
10.7	First Amendment to RCPC North America Comb and Brush License Agreement, dated September 30, 1992 (incorporated by reference to Exhibit 10.27 to Helen of Troy Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year Ending February 28, 1993 (the "1993 10-K").
10.8	First Amendment to RCPC International Appliance License Agreement, dated September 30, 1992 (incorporated by reference to Exhibit 10.28 to the 1993 10-K).
10.9	First Amendment to RCPC International Comb and Brush License Agreement, dated September 30, 1992 (incorporated by reference to Exhibit 10.29 to the 1993 10-K).
10.10†	Helen of Troy Limited 1998 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to Helen of Troy Limited's Registration Statement on Form S-8, File Number 333-67369, filed with the Securities and Exchange Commission on November 17, 1998).

10.11†	Amended and Restated Employment Agreement between Helen of Troy Limited and Gerald J. Rubin, dated March 1, 1999 (incorporated by reference to Exhibit 10.29 to Helen of Troy Limited's Quarterly Report on Form 10-Q for the period ending August 31, 1999 filed with the Securities and Exchange Commission on October 15, 1999 (the "August 1999 10-Q")).
10.12†	Amended and Restated Helen of Troy Limited 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.30 to the August 1999 10-Q).
10.13†	Amended and Restated Helen of Troy 1997 Cash Bonus Performance Plan, as amended (incorporated by reference to Appendix D of Helen of Troy Limited's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 27, 2008 (the "2008 Proxy Statement")).
10.14	Credit Agreement, dated June 1, 2004, among Helen of Troy L.P., Helen of Troy Limited, Bank of America, N.A. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 3, 2004).
10.15	Guaranty, dated June 1, 2004, made by Helen of Troy Limited (Bermuda), Helen of Troy Limited (Barbados), Hot Nevada, Inc., Helen of Troy Nevada Corporation, Helen of Troy Texas Corporation, Idelle Labs Ltd. and OXO International Ltd., in favor of Bank of America, N.A. and other lenders, pursuant to the Credit Agreement, dated June 1, 2004 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 3, 2004).
10.16	Note Purchase Agreement, dated June 29, 2004, by and among Helen of Troy Limited (Bermuda), Helen of Troy L.P., Helen of Troy Limited (Barbados) and the purchasers listed in Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 2, 2004).
10.17†	Amendment to Employment Agreement between Helen of Troy Limited and Gerald J. Rubin, dated March 1, 1999 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 26, 2005).
10.18	Second Amendment to Credit Agreement, dated as of September 23, 2005, among Helen of Troy L.P., Helen of Troy Limited, Bank of America, N.A. and other lenders party thereto (incorporated by reference to Exhibit 10.1 of Helen of Troy Limited's Quarterly Report on Form 10-Q for the period ended November 30, 2005 filed with the Securities and Exchange Commission on January 19, 2006 (the "November 2005 10-Q").
10.19†	Amended and Restated Helen of Troy Limited 1998 Stock Option and Restricted Stock Plan (incorporated by reference to Appendix A of Helen of Troy Limited's Definitive Proxy Statement on Schedule 14A, File Number 001-14669, filed with the Securities and Exchange Commission on June 15, 2005).
10.20†	Form of Helen of Troy Limited Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.23 of Helen of Troy Limited's Annual Report on Form 10-K for the fiscal year ended February 29, 2008, filed with the Securities and Exchange Commission on May 13, 2008 (the "2008 10-K").
10.21†	Form of Helen of Troy Limited Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.24 of the 2008 10-K).
10.22	Third Amendment to Credit Agreement, dated as of November 15, 2005, among Helen of Troy L.P., Helen of Troy Limited, Bank of America, N.A. and other lenders party thereto (incorporated by reference to Exhibit 10.2 to the November 2005 10-Q).
10.23	First Amendment to Guarantee Agreement, dated as of November 15, 2005, among Helen of Troy Limited (Bermuda), Helen of Troy Limited (Barbados), HOT Nevada, Inc., Helen of Troy Nevada Corporation, Helen of Troy Texas Corporation, Idelle Labs Ltd., OXO International Ltd. and Bank of America, N.A. (as Guaranteed party) (incorporated by reference to Exhibit 10.3 to the November 2005 10-Q).
10.24†	Helen of Troy Limited 2008 Employee Stock Purchase Plan (incorporated by reference to Appendix A to the 2008 Proxy Statement).
10.25†	Helen of Troy Limited 2008 Non-Employee Directors Stock Incentive Plan (incorporated by reference to Appendix C to the 2008 Proxy Statement).
10.26†	Helen of Troy Limited 2008 Stock Incentive Plan (incorporated by reference to Appendix B to the 2008 Proxy Statement).

10.27	Fourth Amendment to Credit Agreement, dated as of December 15, 2008 among Helen of Troy L.P., Helen of Troy Limited, Bank of America, N.A. and other lenders party thereto (incorporated by reference to Exhibit 10.1 the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 24, 2008).
10.28†	Second Amendment to Employment Agreement between Helen of Troy Limited and Gerald J. Rubin, dated March 1, 1999 (incorporated by reference to Exhibit 10.1 the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2009).
10.29†	Form of Restricted Stock Agreement for the Company's 2008 Non-Employee Directors Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2009).
10.30	Credit Agreement dated December 30, 2010, by and among Helen of Troy, L.P., Helen of Troy Limited, a Bermuda company, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
10.31	Guaranty, dated December 31, 2010, made by Helen of Troy Limited, a Bermuda company, Helen of Troy Limited , a Barbados company, Hot Nevada, Inc., Helen of Troy Nevada Corporation, Helen of Troy Texas Corporation, Idelle Labs Ltd., OXO International Ltd., Helen of Troy Macao Commercial Offshore Limited, Kaz, Inc., Kaz USA, Inc., and Kaz Canada, Inc., in favor of Bank of America, N.A. and other lenders, pursuant to the Credit Agreement, dated December 30, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
10.32	Term Loan Credit Agreement, dated December 30, 2010, by and among Helen of Troy, L.P., Helen of Troy Limited, a Bermuda company, and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
10.33	Guaranty, dated December 31, 2010, made by Helen of Troy Limited, a Bermuda company, Helen of Troy Limited , a Barbados company, Hot Nevada, Inc., Helen of Troy Nevada Corporation, Helen of Troy Texas Corporation, Idelle Labs Ltd., OXO International Ltd., Helen of Troy Macao Commercial Offshore Limited, Kaz, Inc., Kaz USA, Inc., and Kaz Canada, Inc., in favor of Bank of America, N.A. and other lenders, pursuant to the Term Loan Credit Agreement, dated December 30, 2010 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
10.34	Note Purchase Agreement, dated January 12, 2011, by and among Helen of Troy, L.P., Helen of Troy Limited, Helen of Troy Limited, and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 18, 2011).
10.35	First Amendment to Credit Agreement, dated January 14, 2011, by and among Helen of Troy, L.P., Helen of Troy Limited, Bank of America, N.A., JP Morgan Chase Bank, N.A., and the other lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 18, 2011).
10.36†	First Amendment to the Helen of Troy 1997 Cash Bonus Performance Plan, dated February 14, 2011(incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 18, 2011).
21*	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.
31.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Joint certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HELEN OF TROY LIMITED

By: /s/ Gerald J. Rubin
Gerald J. Rubin, Chairman,
Chief Executive Officer and Director
May 13, 2011

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Gerald J. Rubin
Gerald J. Rubin
Chairman of the Board, Chief Executive Officer,
President, Director and Principal Executive Officer
May 13, 2011

/s/ Thomas J. Benson
Thomas J. Benson
Senior Vice President, Chief Financial Officer
May 13, 2011

/s/ Richard J. Oppenheim
Richard J. Oppenheim
Financial Controller and Principal Accounting Officer
May 13, 2011

/s/ Gary B. Abromovitz
Gary B. Abromovitz
Director, Deputy Chairman of the Board
May 13, 2011

/s/ John B. Butterworth
John B. Butterworth
Director
May 13, 2011

/s/ Timothy F. Meeker
Timothy F. Meeker
Director
May 13, 2011

/s/ Stanlee N. Rubin
Stanlee N. Rubin
Director
May 13, 2011

/s/ William F. Susetka
William F. Susetka
Director
May 13, 2011

/s/ Adolpho R. Telles
Adolpho R. Telles
Director
May 13, 2011

/s/ Darren G. Woody
Darren G. Woody
Director
May 13, 2011

INDEX TO EXHIBITS

The exhibit numbers succeeded by an asterisk (*) indicate exhibits physically filed with this Form 10-K. All other exhibit numbers indicate exhibits filed by incorporation by reference. Exhibit numbers succeeded by a cross (†) are management contracts or compensatory plans or arrangements.

2.1	Agreement and Plan of Merger dated as of December 8, 2010, among Helen of Troy Texas Corporation, KI Acquisition Corp., Kaz, Inc., the Company, and the Kaz, Inc. shareholders party thereto (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 9, 2010).
3.1	Memorandum of Association (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4, File No. 33-73594, filed with the Securities and Exchange Commission on December 30, 1993 (the "1993 S-4")).
3.2	Bye-Laws, as Amended (incorporated by reference to Exhibit 3.2 to Helen of Troy Limited's Quarterly Report on Form 10-Q for the period ending August 31, 2007, filed with the Securities and Exchange Commission on October 10, 2007).
10.1†	Form of Directors' and Executive Officers' Indemnity Agreement (incorporated by reference to Exhibit 10.2 to the 1993 S-4).
10.2	Revlon Consumer Products Corporation (RCPC) North American Appliances License Agreement dated September 30, 1992 (incorporated by reference to Exhibit 10.31 to Helen of Troy Corporation's Quarterly Report on Form 10-Q for the period ending November 30, 1992 (the "November 1992 10-Q")).
10.3	Revlon Consumer Products Corporation (RCPC) International Appliances License Agreement dated September 30, 1992 (incorporated by reference to Exhibit 10.32 to the November 1992 10-Q).
10.4	Revlon Consumer Products Corporation (RCPC) North American Comb and Brush License Agreement dated September 30, 1992 (incorporated by reference to Exhibit 10.33 to the November 1992 10-Q).
10.5	Revlon Consumer Products Corporation (RCPC) International Comb and Brush License Agreement dated September 30, 1992 (incorporated by reference to Exhibit 10.34 to the November 1992 10-Q).
10.6	First Amendment to RCPC North America Appliance License Agreement, dated September 30, 1992 (incorporated by reference to Exhibit 10.26 to Helen of Troy Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year Ending February 28, 1993 (the "1993 10-K").
10.7	First Amendment to RCPC North America Comb and Brush License Agreement, dated September 30, 1992 (incorporated by reference to Exhibit 10.27 to Helen of Troy Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year Ending February 28, 1993 (the "1993 10-K").
10.8	First Amendment to RCPC International Appliance License Agreement, dated September 30, 1992 (incorporated by reference to Exhibit 10.28 to the 1993 10-K).
10.9	First Amendment to RCPC International Comb and Brush License Agreement, dated September 30, 1992 (incorporated by reference to Exhibit 10.29 to the 1993 10-K).
10.10†	Helen of Troy Limited 1998 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to Helen of Troy Limited's Registration Statement on Form S-8, File Number 333-67369, filed with the Securities and Exchange Commission on November 17, 1998).
10.11†	Amended and Restated Employment Agreement between Helen of Troy Limited and Gerald J. Rubin, dated March 1, 1999 (incorporated by reference to Exhibit 10.29 to Helen of Troy Limited's Quarterly Report on Form 10-Q for the period ending August 31, 1999 filed with the Securities and Exchange Commission on October 15, 1999 (the "August 1999 10-Q")).
10.12†	Amended and Restated Helen of Troy Limited 1995 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.30 to the August 1999 10-Q).

10.13†	Amended and Restated Helen of Troy 1997 Cash Bonus Performance Plan, as amended (incorporated by reference to Appendix D of Helen of Troy Limited's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 27, 2008 (the "2008 Proxy Statement")).
10.14	Credit Agreement, dated June 1, 2004, among Helen of Troy L.P., Helen of Troy Limited, Bank of America, N.A. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 3, 2004).
10.15	Guaranty, dated June 1, 2004, made by Helen of Troy Limited (Bermuda), Helen of Troy Limited (Barbados), Hot Nevada, Inc., Helen of Troy Nevada Corporation, Helen of Troy Texas Corporation, Idelle Labs Ltd. and OXO International Ltd., in favor of Bank of America, N.A. and other lenders, pursuant to the Credit Agreement, dated June 1, 2004 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 3, 2004).
10.16	Note Purchase Agreement, dated June 29, 2004, by and among Helen of Troy Limited (Bermuda), Helen of Troy L.P., Helen of Troy Limited (Barbados) and the purchasers listed in Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 2, 2004).
10.17†	Amendment to Employment Agreement between Helen of Troy Limited and Gerald J. Rubin, dated March 1, 1999 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 26, 2005).
10.18	Second Amendment to Credit Agreement, dated as of September 23, 2005, among Helen of Troy L.P., Helen of Troy Limited, Bank of America, N.A. and other lenders party thereto (incorporated by reference to Exhibit 10.1 of Helen of Troy Limited's Quarterly Report on Form 10-Q for the period ended November 30, 2005 filed with the Securities and Exchange Commission on January 19, 2006 (the "November 2005 10-Q").
10.19†	Amended and Restated Helen of Troy Limited 1998 Stock Option and Restricted Stock Plan (incorporated by reference to Appendix A of Helen of Troy Limited's Definitive Proxy Statement on Schedule 14A, File Number 001-14669, filed with the Securities and Exchange Commission on June 15, 2005).
10.20†	Form of Helen of Troy Limited Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.23 of Helen of Troy Limited's Annual Report on Form 10-K for the fiscal year ended February 29, 2008, filed with the Securities and Exchange Commission on May 13, 2008 (the "2008 10-K").
10.21†	Form of Helen of Troy Limited Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.24 of the 2008 10-K).
10.22	Third Amendment to Credit Agreement, dated as of November 15, 2005, among Helen of Troy L.P., Helen of Troy Limited, Bank of America, N.A. and other lenders party thereto (incorporated by reference to Exhibit 10.2 to the November 2005 10-Q).
10.23	First Amendment to Guarantee Agreement, dated as of November 15, 2005, among Helen of Troy Limited (Bermuda), Helen of Troy Limited (Barbados), HOT Nevada, Inc., Helen of Troy Nevada Corporation, Helen of Troy Texas Corporation, Idelle Labs Ltd., OXO International Ltd. and Bank of America, N.A. (as Guaranteed party) (incorporated by reference to Exhibit 10.3 to the November 2005 10-Q).
10.24†	Helen of Troy Limited 2008 Employee Stock Purchase Plan (incorporated by reference to Appendix A to the 2008 Proxy Statement).
10.25†	Helen of Troy Limited 2008 Non-Employee Directors Stock Incentive Plan (incorporated by reference to Appendix C to the 2008 Proxy Statement).
10.26†	Helen of Troy Limited 2008 Stock Incentive Plan (incorporated by reference to Appendix B to the 2008 Proxy Statement).
10.27	Fourth Amendment to Credit Agreement, dated as of December 15, 2008 among Helen of Troy L.P., Helen of Troy Limited, Bank of America, N.A. and other lenders party thereto (incorporated by reference to Exhibit 10.1 the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 24, 2008).
10.28†	Second Amendment to Employment Agreement between Helen of Troy Limited and Gerald J. Rubin, dated March 1, 1999 (incorporated by reference to Exhibit 10.1 the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2009).

10.29†	Form of Restricted Stock Agreement for the Company's 2008 Non-Employee Directors Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2009).
10.30	Credit Agreement dated December 30, 2010, by and among Helen of Troy, L.P., Helen of Troy Limited, a Bermuda company, and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
10.31	Guaranty, dated December 31, 2010, made by Helen of Troy Limited, a Bermuda company, Helen of Troy Limited , a Barbados company, Hot Nevada, Inc., Helen of Troy Nevada Corporation, Helen of Troy Texas Corporation, Idelle Labs Ltd., OXO International Ltd., Helen of Troy Macao Commercial Offshore Limited, Kaz, Inc., Kaz USA, Inc., and Kaz Canada, Inc., in favor of Bank of America, N.A. and other lenders, pursuant to the Credit Agreement, dated December 30, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
10.32	Term Loan Credit Agreement, dated December 30, 2010, by and among Helen of Troy, L.P., Helen of Troy Limited, a Bermuda company, and Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
10.33	Guaranty, dated December 31, 2010, made by Helen of Troy Limited, a Bermuda company, Helen of Troy Limited , a Barbados company, Hot Nevada, Inc., Helen of Troy Nevada Corporation, Helen of Troy Texas Corporation, Idelle Labs Ltd., OXO International Ltd., Helen of Troy Macao Commercial Offshore Limited, Kaz, Inc., Kaz USA, Inc., and Kaz Canada, Inc., in favor of Bank of America, N.A. and other lenders, pursuant to the Term Loan Credit Agreement, dated December 30, 2010 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2011).
10.34	Note Purchase Agreement, dated January 12, 2011, by and among Helen of Troy, L.P., Helen of Troy Limited, Helen of Troy Limited, and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 18, 2011).
10.35	First Amendment to Credit Agreement, dated January 14, 2011, by and among Helen of Troy, L.P., Helen of Troy Limited, Bank of America, N.A., JP Morgan Chase Bank, N.A., and the other lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 18, 2011).
10.36†	First Amendment to the Helen of Troy 1997 Cash Bonus Performance Plan, dated February 14, 2011(incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 18, 2011).
21*	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.
31.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Joint certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Incorporation	Doing Business as
KAZ Hausgerate GmbH	Austria	Same Name
Helen of Troy Limited	Barbados	Same Name
Helen of Troy do Brasil Ltda.	Brazil	Same Name
Kaz Canada Ltd.	Canada	Same Name
H.O.T. Cayman Holding	Cayman Islands	Same Name
Helen of Troy (Cayman) Limited	Cayman Islands	Same Name
Helen of Troy Chile, S.A.	Chile	Same Name
Enviracaire Home Appliances (Shenzhen) Co. Ltd.	China	Same Name
Helen of Troy Consulting (Shenzhen) Company Limited	China	Same Name
Kaz Home Appliance (Shenzhen) Company Limited	China	Same Name
Kaz Home Appliance Technical Consultancy (Shenzhen) Co. Ltd.	China	Same Name
Kaz Home Appliance Technology (Shenzhen) Co. Ltd.	China	Same Name
Helen of Troy Costa Rica, S.A.	Costa Rica	Same Name
Helen of Troy SARL	France	Same Name
Kaz France SAS	France	Same Name
Helen of Troy GmbH	Germany	Same Name
Kaz Hausgerate GmbH	Germany	Same Name
Helen of Troy Services Limited	Hong Kong	Same Name
Kaz (Far East) Limited	Hong Kong	Same Name
Helen of Troy Szolgaltato KFT	Hungary	Same Name
Kaz - Equipment Ireland Ltd.	Ireland	Same Name
HOT (Jamaica) Limited	Jamaica	Same Name
H.O.T. (Luxembourg) SARL	Luxembourg	Same Name
Helen of Troy Comercial Offshore de Macau Limitada	Macau	Same Name
Kaz Canada, Inc.	Massachusetts	Same Name
Kaz USA, Inc.	Massachusetts	Same Name
Enviracaire de Mexico, S. de R.L. de C.V.	Mexico	Same Name
Helen of Troy de Mexico S.de R.L. de C.V.	Mexico	Same Name
Helen of Troy Servicios S.de R.L. de C.V.	Mexico	Same Name
Helen of Troy Canada, Inc.	Nevada	Same Name
Helen of Troy Nevada Corporation	Nevada	Same Name
HOT Latin America, LLC	Nevada	Same Name
HOT Nevada Inc.	Nevada	Same Name
Idelle Management Company	Nevada	Same Name
OXO International Inc.	Nevada	Same Name
Kaz, Inc.	New York	Same Name
Kaz Iberica - Produtos De Consumo, S.A.	Portugal	Same Name
Kaz Consumer Products, S.L.U.	Spain	Same Name
Kaz Europe SA	Switzerland	Same Name
Helen of Troy Texas Corporation	Texas	Same Name
Helen of Troy L.P.	Texas Limited Partnership	Same Name, Helen of Troy, Belson Products, and Fusion Tools
Idelle Labs, Ltd.	Texas Limited Partnership	Same Name
OXO International Ltd.	Texas Limited Partnership	Same Name
Helen of Troy International B.V.	The Netherlands	Same Name
Kaz International Holdings B.V.	The Netherlands	Same Name
HOT (UK) Limited	United Kingdom	Same Name
Kaz Consumer Products (UK) Limited	United Kingdom	Same Name
Fontelux Trading, S.A.	Uruguay	Same Name

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Helen of Troy Limited

We have issued our reports dated May 16, 2011 with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Helen of Troy Limited and Subsidiaries on Form 10-K for the year ended February 28, 2011. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Helen of Troy Limited and Subsidiaries on Form S-8 (File No. 333-154525, effective October 21, 2008; File No. 333-154526, effective October 21, 2008; File No. 333-153658, effective September 24, 2008; File No. 333-11181, effective August 30, 1996; File No. 333-67349, effective November 16, 1998; File No. 333-90776, effective June 19, 2002; File No. 333-103825, effective March 14, 2003; and File No. 333-128832, effective October 5, 2005).

/s/ GRANT THORNTON LLP

Dallas, Texas
May 16, 2011

EXHIBIT 31.1

CERTIFICATION

I, Gerald J. Rubin, certify that:

1. I have reviewed this annual report on Form 10-K of Helen of Troy Limited;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 13, 2011

/s/ Gerald J. Rubin
Gerald J. Rubin
Chairman of the Board, Chief Executive Officer,
President, Director and Principal Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Thomas J. Benson, certify that:

1. I have reviewed this annual report on Form 10-K of Helen of Troy Limited;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 13, 2011

/s/ Thomas J. Benson
Thomas J. Benson
Senior Vice President and Chief Financial Officer

EXHIBIT 32

CERTIFICATION

In connection with the Annual Report of Helen of Troy Limited (the "Company") on Form 10-K for the fiscal year ended February 28, 2011, as filed with the Securities and Exchange Commission (the "Report"), and pursuant to 18 U.S.C., chapter 63, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned, the Chairman, Chief Executive Officer and Director and the Senior Vice President and Chief Financial Officer of the Company, hereby certifies that to the best of their knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 13, 2011

/s/ Gerald J. Rubin
Gerald J. Rubin
Chairman of the Board, Chief Executive Officer, President, Director
and Principal Executive Officer

/s/ Thomas J. Benson
Thomas J. Benson
Senior Vice President and Chief Financial Officer

This certification is not deemed to be "filed" for purposes of section 18 of the Securities Exchange Act, or otherwise subject to the liability of that section. This certification is not deemed to be incorporated by reference into any filing under the Securities Act of 1933 or Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference.

ADDENDUM TO ACCOMPANYING FINANCIAL GRAPHS

The financial graphs accompanying the Chairman's letter to our shareholders contain the following non-GAAP measures: Net Income Without Significant Items and Diluted Earnings Per Share Without Significant Items. The table shown below reports these non-GAAP income and earnings per share measures, which exclude specified significant items. These non-GAAP income and earnings per share measures are non-GAAP financial information as contemplated by SEC Regulation G, Rule 100. The table reconciles these measures to their corresponding GAAP-based measures as presented in our consolidated statements of income in our accompanying annual report on Form 10-K.

IMPACT OF SIGNIFICANT ITEMS ON NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE
(dollars in thousands, except per share data)

	Fiscal Years Ended			Basic Earnings (Loss) Per Share			Diluted Earnings (Loss) Per Share		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009 [1]
Net income (loss) as reported	**$ 93,305**	$ 71,817	$ (56,793)	**$ 3.04**	$ 2.38	$ (1.88)	**$ 2.98**	$ 2.32	$ (1.88)
Asset impairment charges, net of taxes	-	-	106,666	-	-	3.54	-	-	3.50
Charge to allowance for doubtful accounts due to customer bankruptcy, net of taxes	-	-	2,516	-	-	0.08	-	-	0.08
Tax benefit of various tax settlements	-	-	(461)	-	-	(0.02)	-	-	(0.02)
Gain on casualty insurance settlement, net of taxes	-	-	(2,635)	-	-	(0.09)	-	-	(0.09)
Income without significant items	**$ 93,305**	$ 71,817	$ 49,293	**$ 3.04**	$ 2.38	$ 1.63	**$ 2.98**	$ 2.32	$ 1.59
Weighted average shares of common stock used in computing									
Basic and diluted earnings (loss) per share, as reported				**30,669**	30,217	30,173	**31,355**	30,921	30,173
Basic and diluted earnings per share without significant items				**30,669**	30,217	30,173	**31,355**	30,921	31,019

[1] Dilutive shares used to compute earnings per share as reported in fiscal 2009 excludes the impact of options to purchase common stock as these would be anti-dilutive due to the net loss.

The Company believes that its non-GAAP income and earnings per share measures provide useful information to management and investors regarding financial and business trends relating to its financial condition and results of operations. The Company believes that this income and earnings per share information, in combination with the Company's financial results calculated in accordance with GAAP, provides investors with additional perspective regarding the impact of certain significant items on net income (loss) and earnings per share. The Company also believes that these non-GAAP measures facilitate a more direct comparison of its performance with its competitors. The Company further believes that the excluded significant items do not accurately reflect the underlying performance of its continuing operations for the period in which they are incurred, even though some of these excluded items may be incurred and reflected in the Company's GAAP financial results in the foreseeable future. The material limitation associated with the use of non-GAAP financial measures is that non-GAAP measures do not reflect the full economic impact of the Company's activities. The Company's non-GAAP income and earnings per share measures are not prepared in accordance with GAAP, are not an alternative to GAAP financial information and may be calculated differently than non-GAAP financial information disclosed by other companies. Accordingly, undue reliance should not be placed on non-GAAP information.

The information in the financial graphs accompanying our Chairman's letter to our shareholders and this "Addendum To Accompanying Financial Graphs" shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or any proxy statement or report or other document we may file with the SEC, regardless of any general incorporation language in any such filing, except as shall be expressly set forth by specific reference in such filing.

BOARD OF DIRECTORS

Gerald J. Rubin
CHAIRMAN, CHIEF EXECUTIVE OFFICER & PRESIDENT

John B. Butterworth
DIRECTOR

William F. Susetka
DIRECTOR

Gary B. Abromovitz
DIRECTOR

Darren G. Woody
DIRECTOR

Adolpho R. Telles
DIRECTOR

Stanlee N. Rubin
DIRECTOR

Timothy F. Meeker
DIRECTOR

EXECUTIVE OFFICERS

Gerald J. Rubin
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT

Thomas J. Benson
SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER

Alex Lee
PRESIDENT, OXO

Arthur A. August
PRESIDENT, PROFESSIONAL DIVISION

Vincent D. Carson
SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Larry Witt
SENIOR VICE PRESIDENT, SALES & MARKETING, OXO

Michael Cafaro
EXECUTIVE VICE PRESIDENT, NEW PRODUCT DEVELOPMENT & ENGINEERING

John Boomer
SENIOR VICE PRESIDENT, INTERNATIONAL

Julien Mininberg
PRESIDENT & CEO, KAZ

Richard R. Dwyer
EXECUTIVE VICE PRESIDENT, BUSINESS OPERATIONS

Pedro T. Contreras
SENIOR VICE PRESIDENT, GLOBAL INFORMATION TECHNOLOGY

Jonathan R. Kosheff
CHIEF FINANCIAL OFFICER & CHIEF OPERATING OFFICER, KAZ

Robert D. Spear
SENIOR VICE PRESIDENT & CHIEF INFORMATION OFFICER

Thomas Gebhart
SENIOR VICE PRESIDENT, BELSON PRODUCTS

Christophe Coudray
CHIEF MARKETING OFFICER, NEW PRODUCT DEVELOPMENT & APAC, KAZ

Alan Ames
SENIOR VICE PRESIDENT, HAIR CARE ACCESSORIES

Jack Jancin
SENIOR VICE PRESIDENT, IDELLE LABS

Mark Simon
SENIOR VICE PRESIDENT & GM - NORTH AMERICA, KAZ

Roelof Zeijpveld
SENIOR VICE PRESIDENT & GM- EMEA, KAZ

SHAREHOLDER'S ANNUAL MEETING

Stock Traded Over the Counter
NASDAQ Symbol: HELE

Registrar, Transfer Agent & Dividend Disbursing Agent
Computershare Investor Service, LLC
250 ROYALL STREET
CANTON, MA 02021
P. (800) 962-4284
F. (312) 601-2312

The Annual Meeting of Shareholders
Will be held on Tuesday, October 11, 2011, at one o'clock p.m. at the Camino Real Hotel, 101 South El Paso Street, El Paso, Texas 79901

FORM 10-K
A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission, will be furnished to any shareholder free of charge on request to the Chief Information Officer or Secretary of the Company. A copy of the Company's annual report on Form 10-K will also be available on our website at www.hotus.com.



expansion

Having over a billion dollars in sales is no small matter, and no company arrives at that point without innovation, steady growth, and an eye for the future. Helen of Troy has steadily expanded its horizons for over 20 years, starting from sales in the millions to the expectation of having over a billion dollars in sales. With every new market comes a new opportunity, and Helen of Troy knows that the cornerstone of its long-term growth and success relies on technological innovation, customer service, and its ability to diversify and expand into new and exciting market opportunities.

Earlier this year, Helen of Troy was proud to announce its acquisition of Kaz, Inc. Kaz has a worldwide presence, marketing medical healthcare devices such as humidifiers, vaporizers, thermometers, and blood pressure monitors. Marketing under such brand names as Vicks® and Braun®, Kaz has built a worldwide reputation for quality and innovation, and has opened exciting new channels for Helen of Troy in the pharmacy and mass retailer channels. The diverse line of Kaz products also includes heaters, fans, and air purifiers marketed under the Honeywell® brand name, and home insect zappers under the Stinger® brand name. We anticipate the Kaz acquisition to not only expand sales for Helen of Troy, but also provide new opportunities worldwide for years to come.


VICKS

The OXO sales group continues to build on its strong worldwide reputation for design excellence, quality, and innovation in the housewares and storage segments with new distribution channels and new products. This group expanded its line of food storage products, kitchen utensils, bathroom accessories, and closet organization products, and has introduced a new suite of products for feeding, cleaning, and bathing babies and toddlers—OXO® tot. OXO® continues its relationship with the biopharmaceutical company UCB, bringing its award-winning design know-how to pharmaceutical injection devices for patients living with a variety of ailments, including rheumatoid arthritis.

In the Retail Appliance business, Helen of Troy is expanding into new market segments with the Pro Beauty Tools® line, featuring styling tools with professional-grade performance, but with price points at up to half the price of other leading professional tools. A new innovation of the line is the Hollywood Styler, a unique styling iron that features a three-zone heat barrel which enables consumers to create three different styles with one tool. To meet consumers' ever-changing styling needs and trends, several new specialty styling tools have been introduced, including best-selling Revlon® hair wavers, the Pro Beauty Tools® Curl Wand and Speed Waver, and several new appliances for the Bed Head® retail line. Bringing elegance and design excellence to the marketplace, the Company has expanded its Revlon® Designer Series, featuring sophisticated patterns and jewel-tone colors, and fresh-colored Bed Head® and Pro Beauty Tools® finishes that stand out on the shelf and in consumers' homes.

The Professional sales group continued its leadership in the professional salon market with a complete array of powerful Nano Ceramic® styling tools and stylish Beauty Skins® appliances featuring unique design patterns that let stylists express their individuality. The new Hot Tools® Curly-Q™ irons bring high power and flexibility to salons everywhere with tapered designs that create stunning curls, spirals, and tapered curls, allowing stylists to satisfy their clients' desires. Helen of Troy also continues its reach into all aspects of the salon market with Stylist Preferred™ dryers and a complete lineup of diverse Hot Shot Tools® appliances.


PRO

an expanse of product for an expanding market


HOT TOOLS
HOT TOOLS

In other areas of the professional marketplace, the Belson sales group continued its drive for innovation and performance with Smart Heat® products that automatically adjust to any hair type, even synthetic hair, at the touch of a button, impressing professional stylists, including celebrity stylists like Derek J. The Belson brand's Brazilian Heat® and Brazilian Heat After Dark™ lines solidify the brand's position in the full service salon category with elegant designs and packaging, high heat performance, and premium salon quality. Rounding out the professional marketplace exposure is the Gold 'N Hot® brand, the number one-selling brand in the ethnic market, and the new recently introduced Gold 'N Hot® tools have further solidified the line's reputation for innovation, quality, and value.

Helen of Troy's Idelle Labs sales team continues to expand its reach and add strong value to the Company. Idelle's aggressive acquisition strategy has enabled this group to maintain its solid place in the personal care solutions arena and has also opened up new territory and opportunities in the competitive and ever-changing world of hair treatments and personal care liquids and lotions. New additions include the Pert Plus® line of hair care products and Sure® antiperspirants. The teaming up of Pert Plus® with the recent Infusium 23® hair products acquisition, and the pairing up of Sure® with Idelle's Brut® deodorant and antiperspirant line solidify the Company's position in both key market categories and are certain to enhance its already well-known portfolio of brands, which includes Vitalis®, Ammens®, Final Net®, and Sea Breeze®, ensuring strong growth well into the future.

Around the world, Helen of Troy's International sales staff continues to gain market share with the TONI&GUY styling appliance brand, and also increased market share growth in France with massagers from the Scholl® personal wellness line. OXO® housewares products have found new inroads in the UK and elsewhere with consumers who love the brand's innovation and design. The OXO® tot baby and toddler focused line of products has established itself as a premium brand as well. In Latin America, Helen of Troy continues to expand its skin and hair care business with the launch of the Pert Plus®, Sure®, and Infusium 23® brands into a number of countries, the extension of the Ammens® brand into new categories, and the complete restage of the Brut® product line with new contemporary packaging. The new Revlon® Titanium styling tool line was also introduced to the Latin American marketplace, and Dr. Scholl's® wellness products, including footbaths, have helped to consolidate Helen of Troy's presence in the Central American region.

Rounding out the extensive product line is an exciting array of brushes, combs, and hair accessories sold at retail stores everywhere. Vidal Sassoon brushes and combs share sales with Revlon® styling tools and accessories, like the Revlon® Signature Series of brushes and combs. Finally, the Karina® brand of fashion-inspired hair accessories lets consumers create their own trendy styles and looks with hair clips, barrettes, and other fashionable finishing touches.

As Helen of Troy continues to diversify, build on its success, and grow its sales and product lines, it not only keeps an eye on future trends and opportunities, but also on the needs of its consumers. Its dedicated worldwide staff remains committed to keeping Helen of Troy at the forefront of innovation and customer service.


oxo
tot

Helen of Troy®

U.S. Headquarters
1 Helen of Troy Plaza
El Paso, TX 79912
www.hotus.com
Phone 915-225-8000
Fax 915-225-8081



BRUT
All-Day Protection
Sure
Infusium 23
New
PRO
GOLD N HOT
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